As filed with the Securities and Exchange Commission on January 7, 2013

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-80

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Denison Mines Corp.

(Exact name of Registrant as specified in its charter)

Ontario, Canada	1090	98-0622284
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number ( if applicable))

Atrium on Bay, 595 Bay Street, Suite 402

Toronto, Ontario

M5G 2C2

(416) 979-1991

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, NY 10011

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Ronald F. Hochstein David Cates Sheila Colman Denison Mines Corp. Atrium on Bay, 595 Bay Street Suite 402 Toronto, Ontario Canada M5G 2C2 Tel: (416) 979-1991	Thomas M. Rose Shona C. Smith Troutman Sanders LLP 401 9th Street, N. W. Suite 1000 Washington, DC 20004-2134 USA Tel: (202) 274-2950	Jane Murdoch Cassels Brock & Blackwell LLP Suite 2200, HSBC Building 885 West Georgia Street Vancouver, British Columbia Canada V6C 3E8 Tel: (604) 691-6100	Jeffrey B. Lightfoot Maitland & Company 700-625 Howe Street Vancouver, British Columbia Canada V6C 2T6 Tel: (604) 800-4318

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this Registration Statement becomes effective.

This Registration Statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per unit(2)	Proposed maximum aggregate offering price	Amount of registration fee
Common Shares	3,190,200	$1.19	$3,796,338	$517.82

(1)	Calculated pursuant to General Instruction IV.F. based on the estimated maximum number of common shares of the Registrant to be offered to U.S. residents.
(2)	Calculated pursuant to General Instruction IV.H. based on the average of the high and low prices of the Denison Mines Corp. common shares on the Toronto Stock Exchange on December 28, 2012 (CDN$1.18), converted into U.S. dollars (US$1.19) based on the Bank of Canada noon rate of exchange on December 28, 2012 (CDN$1.00=U.S.$1.0048).

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1.	Home Jurisdiction Document

This registration statement on Form F-80 (this “Registration Statement”) is filed by Denison Mines Corp., a corporation incorporated under the laws of the Province of Ontario, Canada (the “Registrant”). This Registration Statement relates to the offer by the Registrant to purchase all of the outstanding common shares of JNR Resources Inc. (“JNR”) on the basis of 0.073 common shares of the Registrant for each common share of JNR (provided that no fractional common shares of the Registrant will be issued), pursuant to a shareholder- and court-approved plan of arrangement under the Business Corporations Act (British Columbia). The offer is subject to the terms and conditions set forth in the notice of special meeting and management information circular of JNR dated December 17, 2012 (the “Circular”) and the related documents, copies of which are included immediately following this page.

Item 2.	Informational Legends

See the page 1 of the Circular.

Item 3.	Incorporation of Certain Information by Reference

See the list of exhibits included in Part II of this Registration Statement.

Item 4.	List of Documents Filed with the Commission

See “Documents Filed as Part of the Registration Statement” in the Circular.

Notice of Special Meeting

and Management Information Circular

Date and Time:	Monday, January 28, 2013 at 10:00 a.m. (Vancouver time)

Place:	Suite 700 – 625 Howe Street Vancouver, British Columbia Canada

December 17, 2012

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS, PREFERRED SHAREHOLDERS,

OPTIONHOLDERS AND WARRANTHOLDERS TO BE HELD ON MONDAY, JANUARY 28, 2013

TO: The Shareholders, Preferred Shareholders, Optionholders and Warrantholders of JNR Resources Inc.

NOTICE IS HEREBY GIVEN that, pursuant to an interim order of the Supreme Court of British Columbia dated December 19, 2012, (the “Interim Order”) a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of JNR Resources Inc. (the “Corporation”), the holders (the “Preferred Shareholders”) of preferred shares (the “Preferred Shares”) of the Corporation, the holders (the “Optionholders”) of options to purchase Common Shares (the “Options”) and the holders (the “Warrantholders”) of warrants to purchase Common Shares (the “Warrants”), will be held on January 28, 2013 at 10:00 a.m. (Vancouver time) at Suite 700 – 625 Howe Street, Vancouver, British Columbia for the following purposes:

1.	to consider, pursuant to the Interim Order and, if deemed advisable, to pass an Arrangement Resolution (the “Arrangement Resolution”) substantially in the form attached as Appendix A to the Information Circular dated December 17, 2013 (the “Circular”) accompanying this notice of special meeting, authorizing, among other things, an arrangement (the “Arrangement”) between the Corporation and Denison Mines Corp. (“Denison”), pursuant to which the Shareholders will receive consideration of 0.073 of a common share of Denison (a “Denison Share”) for each Common Share of the Corporation held by the Shareholder and the Optionholders and Warrantholders will receive options or warrants, as applicable, to purchase Denison Shares, in exchange for, and on substantially the same terms as the Options and Warrants currently held by each such Optionholder or Warrantholder subject to certain adjustments in accordance with the share exchange ratio and in accordance with the terms of the Arrangement; and

2.	to transact such further and other business as may properly come before the Meeting or any further adjournment(s) or postponement(s) thereof.

To the best of the knowledge of the Company, there were two registered Preferred Shareholders as of the record date for notice of the Meeting of December 12, 2012, holding 750 Preferred Shares each, which shares were issued in or about 1982. Notices of redemption were sent to the last known address of the Preferred Shareholders, in accordance with the special rights and restrictions attaching to the Preferred Shares, on December 17, 2012, with the result that no Preferred Shares will be entitled to vote at the Meeting.

Please refer to the Circular for the details of matters to be considered at the Meeting. In order to become effective, the Arrangement Resolution must be approved by at least two-thirds of the votes cast by the Shareholders, Optionholders and Warrantholders, present in person or represented by proxy at the Meeting voting together as a single class, with Optionholders and Warrantholders having one vote for each Common Share they would be entitled to have issued to them if their Options or Warrants, as applicable, were fully exercised.

The full text of the plan of arrangement implementing the Arrangement and the Interim Order is attached to the accompanying Circular as Appendices B and D, respectively.

This notice of special meeting is accompanied by the Circular and a form of proxy which should be read in conjunction with this notice of meeting.

Shareholders, Optionholders and Warrantholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Circular accompanying this notice of special meeting. A proxy will not be valid unless it is deposited at the office of CIBC Mellon Trust Company, Proxy Dept, P.O. Box 721, Agincourt, Ontario, M1S 0A1 not less than 48 hours (excluding

Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. The chairperson of the Meeting has the discretion to accept proxies received after that time.

The board of directors of the Corporation unanimously recommends that Shareholders, Optionholders and Warrantholders vote IN FAVOUR of the matters set forth in this notice of meeting. In the absence of any instructions to the contrary, the Common Shares, Options and Warrants represented by proxies appointing the management designee(s) named in the accompanying form of proxy will be voted IN FAVOUR of the matters set forth in this notice of meeting.

DATED at Vancouver, British Columbia, this 17th day of December, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ “Rick Kusmirski”
Rick Kusmirski Chief Executive Officer and Director

If you are a non-registered securityholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your securities not being eligible to be voted at the Meeting.

-ii-

JNR Resources Inc. is a company existing under the laws of the Province of British Columbia, Canada, and Denison Mines Corp. is a company existing under the laws of the Province of Ontario, Canada. This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Circular in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and, thus, may not be comparable to financial statements of United States companies.

Prospective investors should be aware that acquisitions and dispositions of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that Denison Mines Corp. exists under the laws of Ontario, Canada and that JNR Resources Inc. exists under the laws of British Columbia, Canada, that some or all of their respective officers and directors are not residents of the United States, that some or all of the experts named in the Circular and the Registration Statement are not residents of the United States, and that all or a substantial portion of the assets of Denison Mines Corp. and JNR Resources Inc. and such other persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OR PROVINCE, NOR HAS ANY OF THEM PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MANAGEMENT INFORMATION CIRCULAR

INFORMATION CONTAINED IN THIS CIRCULAR

This management information circular (the “Circular”) is being furnished to holders (the “Shareholders”) of common shares (“Common Shares”), the holders (the “Preferred Shareholders”) of preferred shares (the “Preferred Shares”) the holders (the “Optionholders”) of options to purchase Common Shares (“Options”) and the holders (the “Warrantholders” and together with the Shareholders and the Optionholders, the “Securityholders”) of warrants to purchase Common Shares (the “Warrants”) in the capital of JNR Resources Inc. (the “Corporation”) in connection with the solicitation of proxies by management of the Corporation for use at the special meeting of Securityholders to be held at 10:00 a.m. (Vancouver Time) on Monday, January 28, 2013 at Suite 700 – 625 Howe Street, Vancouver, British Columbia, Canada, and any adjournment(s) or postponement(s) thereof (the “Meeting”) for the purposes set forth in the notice of meeting dated December 17, 2012 (the “Notice of Meeting”).

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Corporation at nominal cost. The Corporation also reserves the right to hire a proxy solicitation agent at the cost of the Corporation. The Notice of Meeting, this Circular, letter of transmittal and a form of proxy (the “Proxy”) will be mailed to holders of Common Shares, Preferred Shares, Options and Warrants commencing on or about January 7, 2013. In this Circular, unless otherwise indicated, all dollar amounts are expressed in Canadian currency.

Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Glossary of Terms following this Circular.

The information contained in this Circular is given as at December 17, 2012, unless otherwise noted.

CAUTIONARY NOTE TO SECURITYHOLDERS IN THE UNITED STATES

The Corporation is a company existing under the laws of the Province of British Columbia, Canada. Denison is a company existing under the laws of the Province of Ontario, Canada. The Denison Shares to be issued to the Shareholders of the Corporation pursuant to the Arrangement will be registered under the U.S. Securities Act pursuant to the Registration Statement. Denison Shares acquired by “affiliates” (as defined in Rule 144 under the U.S. Securities Act) of Denison may be resold only in a transaction registered under the U.S. Securities Act, or in accordance with the requirements of Rule 144 or another exemption from the registration requirements of the U.S. Securities Act, or in an “offshore transaction” (as defined in Regulation S under the U.S. Securities Act) pursuant to Regulation S under the U.S. Securities Act. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

The Denison Replacement Warrants to be issued pursuant to the Arrangement will not be registered under the Registration Statement and will be issued in “offshore transactions” (as defined in Regulation S under the U.S. Securities Act) in reliance on Rule 903 of Regulation S under the U.S. Securities Act. The Denison Shares to be issued to holders of Denison Replacement Warrants to be issued pursuant to the Arrangement upon exercise of such securities will also not be registered under the Registration Statement. Such Denison Shares may be issued in reliance on Rule 903 of Regulation S under the U.S. Securities Act or in compliance with an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if available, upon providing an opinion of counsel or other evidence of such exemption in form and substance satisfactory to Denison.

The Denison Shares issuable upon exercise of the Denison Replacement Options will be issued pursuant to Denison’s registration on Form S-8 which has been filed with the SEC. Denison Shares acquired by “affiliates” (as defined in Rule 144 under the U.S. Securities Act) of Denison may be resold only in a transaction registered under the U.S. Securities Act, or in accordance with the requirements of Rule 144 or another exemption from the registration requirements of the U.S. Securities Act, or in an “offshore transaction” (as defined in Regulation S under the U.S. Securities Act) pursuant to Regulation S under the U.S. Securities Act.

Provided that Denison remains a “foreign private issuer” as such term is defined in Regulation S under the U.S. Securities Act, Denison Shares issuable pursuant to the exercise of the Denison Replacement Warrants will, if issued outside the United States in compliance with Rule 903 of Regulation S under the U.S. Securities Act, be issued free of resale restrictions under the U.S. Securities Act except for customary restrictions on resale of such securities by affiliates. If the Denison Shares issuable pursuant to the exercise of the Denison Replacement Warrants are issued in the United States in compliance with an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, such Denison Shares will be “restricted securities” as defined in Rule 144 under the U.S. Securities Act, and, accordingly, may only be resold pursuant to registration or an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws or in an “offshore transaction” (as defined in Regulation S under the U.S. Securities Act) pursuant to the exclusion from registration provided by Rule 903 or Rule 904 of Regulation S under the U.S. Securities Act.

This Circular and the Registration Statement of which the Circular is a part do not constitute a registration statement covering resales of securities by persons who are otherwise restricted from selling their shares under the U.S. Securities Act.

The solicitation of proxies and the transaction contemplated in this Circular involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws, and this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that disclosure requirements under Canadian laws may be different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

All audited and unaudited financial statements and other financial information included or incorporated by reference in this Circular have been prepared in accordance with IFRS, and are subject to Canadian auditing and auditor independence standards, which differ from the generally accepted accounting principles in effect in the United States (“U.S. GAAP”) and United States auditing and auditor independence standards in certain material respects. Consequently, such financial statements and other financial information are not comparable in all respects to financial statements prepared in accordance with U.S. GAAP and that are subject to United States auditing and auditor independence standards.

The enforcement by investors of civil liabilities under U.S. securities laws may be affected adversely by the fact that Denison and the Corporation are incorporated under the laws of Canada, that some or all of their respective officers and directors are residents of countries other than the United States, that certain experts named in this Circular are residents of countries other than the United States, and that all or substantial portions of the assets of Denison and the Corporation and such other persons are located outside the United States. As a result, it may be difficult or impossible for Securityholders in the United States to effect service of process within the United States upon Denison or the Corporation and their respective directors and officers, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, Securityholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

Shareholders should be aware that the acquisition of the Denison Shares pursuant to the Arrangement described herein may have tax consequences both in the United States and in Canada. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”. Shareholders that are U.S. Holders (as defined below) should consult their own tax advisors with respect to their own particular circumstances.

THE TRANSACTION CONTEMPLATED IN THIS CIRCULAR AND THE SECURITIES ISSUABLE THEREUNDER HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

CAUTIONARY NOTE REGARDING USE OF MINING TERMS

This solicitation is being made by a Canadian issuer pursuant to Canadian disclosure requirements, which differ from the requirements applicable to U.S. companies under the U.S. Securities Act and the U.S. Exchange Act. Without limiting the foregoing, this Circular and the documents incorporated by reference herein use the terms “mineral resource,” “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” as defined in accordance with NI 43-101 under guidelines set out in the CIM Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005 as amended from time to time. Securityholders in the United States are cautioned that while the terms “mineral resource,” “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, the SEC does not recognize them. Further, “inferred resources” have a great amount of uncertainty as to their existence and economic and legal feasibility and it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Readers are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Readers should also understand that CIM and SEC standards for mineral “reserves” are substantially different. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “reserve”. The disclosure provided in this Circular and the documents incorporated by reference herein may therefore differ substantially from the disclosures made by U.S. companies subject to SEC disclosure standards.

Certain of the documents incorporated by reference in this Circular use the term “historical resources”. Historical resource estimates do not comply with CIM standards under NI 43-101. Historical resource estimates are based on prior data and reports obtained and prepared by previous operators and certain other information, and should not be relied upon. No qualified person (as defined by NI 43-101) has done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. Denison has not completed the work necessary to verify the classification of the mineral resource estimates. Denison is not treating the historical estimates as current mineral resources or mineral reserves as defined in sections 1.2 and 1.3 of NI 43-101. Properties containing historical resource estimates will require further evaluation.

CURRENCY

All dollar references in the Circular are in Canadian dollars, except where otherwise indicated. On December 14, 2012, the last business day before the date of this Circular, the Bank of Canada noon rate of exchange for U.S. dollars was Cdn.$1.00 = US$1.0142.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this Circular, including any information as to the future financial or operating performance of the Corporation or Denison, constitute “forward-looking statements” within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995, as amended, and are based on expectations, estimates and projections as of the date of this Circular.

Forward-looking statements include, without limitation, statements with respect to the future price of uranium, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, requirements for additional capital, government regulation of mining operations, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration activities, the timing and amount of estimated future production, permitting time lines, currency fluctuations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and matters related to the completion of the Arrangement.

The words “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation and Denison as of the date of this Circular, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

The estimates and assumptions of each of the Corporation and Denison include, but are not limited to, the various assumptions set forth in the annual information form of Denison and management’s discussion and analysis of both Denison and the Corporation as well as: (1) there being no significant disruptions to their exploration and development activities, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise; (2) development at their respective mineral projects proceeding on a basis consistent with the Corporation and Denison’s current expectations; (3) the accuracy of current mineral reserve and mineral resource estimates; and (4) that the Arrangement will complete as planned.

Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to risks associated with: the termination of the Acquisition Agreement, market risk associated with Denison Shares, current global financial conditions, Denison’s ability to maintain obligations under its Credit Facility and other debt, public acceptance of nuclear energy and competition from other energy sources, uranium industry competition and international trade restrictions, competition for properties, replacement of mineral resources and reserves, imprecision of mineral resource and reserve estimates, decommissioning and reclamation obligations, technical innovation and obsolescence, property title risk, insurance risks, dependence on issuance of licence amendments and renewals, nature of exploration and development, government regulation and policy risks, failure to realize benefits of the Arrangement and future acquisitions, operations in foreign jurisdictions, environmental health and safety, aboriginal title and consultation issues, uncertainty of funding; dependence on key personnel and qualified and experienced employees, and the potential influence of KEPCO.

These risk factors are not intended to represent a complete list of the risk factors that could affect the Corporation or Denison. Although the Corporation has attempted to identify in this Circular important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements in this Circular and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that the forward-looking statements in this Circular and the documents incorporated by reference herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements in this Circular, nor in the documents incorporated by reference herein. All of the forward-looking statements made in this Circular are qualified by these cautionary statements. Specific reference is made to the most recent annual information form, annual management’s discussion and analysis and other filings with the securities regulators of Canada of each of the Corporation and Denison, as applicable.

Each of the Corporation and Denison disclaims any intention or obligation to update or revise any of the forward-looking statements in this Circular or incorporated by reference herein, whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

INFORMATION CONTAINED IN THIS CIRCULAR

The information contained in this Circular is given as at December 17, 2012, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein.

No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by the Corporation.

This Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy from any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

Information contained in this Circular should not be construed as legal, tax or financial advice and Securityholders are urged to consult their own professional advisors in connection therewith.

INFORMATION PERTAINING TO DENISON

Certain information pertaining to Denison, including forward-looking statements made by Denison, included or incorporated by reference herein has been provided by Denison or is based on publicly available documents and records filed with Regulatory Authorities in Canada or the SEC and other public sources. Although the Corporation does not have any knowledge that would indicate that any such information is untrue or incomplete, the Corporation assumes no responsibility for the accuracy or completeness of such information, nor for the failure by such other persons to disclose events which may have occurred or which may affect the completeness or accuracy of such information but which is unknown to the Corporation.

SUMMARY

The following information is a summary of the contents of this Circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial data and statements contained elsewhere in this Circular, including the schedules hereto and documents incorporated by reference herein. Capitalized terms in this summary have the meanings set out in the Glossary of Terms or in the Circular. The full text of the Acquisition Agreement is available on the Corporation’s profile at SEDAR at www.sedar.com.

Date, Time and Place of Meeting

The Meeting will be held on January 28, 2013, at 10:00 a.m. (Vancouver time) at Suite 700 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

The Record Date

The Record Date for determining the Securityholders entitled to receive notice of and to vote at the Meeting is as of the close of business on December 12, 2012.

Purpose of the Meeting

At the Meeting, Securityholders will be asked to approve the Arrangement Resolution, in the form set out in Appendix A to this Circular. The approval of the Arrangement Resolution will require the affirmative vote of two-thirds of the votes cast by Securityholders voting together as a single class, present in person or by proxy at the Meeting.

The Arrangement

The purpose of the Arrangement is to effect the acquisition by Denison of all of the issued and outstanding Common Shares. If the Arrangement Resolution is approved as described under “Purpose of the Meeting”, above, and all other conditions to the closing of the Arrangement are satisfied or waived, the Arrangement will be implemented by way of a court-approved plan of arrangement under the BCBCA. Pursuant to the Arrangement, the following transactions will occur:

•

each Common Share outstanding immediately prior to the Arrangement Effective Time, including any Common Shares issued prior to the Arrangement Effective Time upon the exercise of an Option or Warrant but excluding any Common Shares held by a Dissenting Shareholder or by Denison or any subsidiary of Denison, shall be transferred to Denison (free and clear of any liens) and, in exchange therefor, each Shareholder shall be entitled to receive 0.073 of one Denison Share for each Common Share provided that no fractional Denison Shares shall be issued;

•

each Common Share held by a Dissenting Shareholder if any, shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances to Denison and the Corporation shall thereupon be obligated to pay the amount payable to such Dissenting Shareholder determined pursuant to the Dissent Procedures;

•

notwithstanding the terms of the Corporation Option Plan or the terms of any agreement evidencing the grant of any Options, at the Arrangement Effective Time, each outstanding Option: (i) shall vest, notwithstanding that any conditions to such vesting may not have been satisfied; (ii) shall be exchanged for a Denison Replacement Option immediately after the Arrangement Effective Time, which Denison Replacement Option shall be vested and shall have an expiry date that is the same as the expiry date for the Option it replaces but otherwise be subject to the terms and conditions of the Denison Option Plan, and shall entitle the holder to acquire the number (rounded down to the nearest whole number) of Denison Shares equal to the product of: (A) the number of Common Shares subject to such Options immediately prior to the Arrangement Effective Time and (B) 0.073, and the exercise price per Denison Share shall be the amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A)

the exercise price per Common Share subject to such Option immediately before the Arrangement Effective Time divided by (B) 0.073; and

•

each Warrant at the Arrangement Effective Time will be exchanged for a Denison Replacement Warrant and each such Denison Replacement Warrant shall thereafter entitle the Warrantholder to acquire a number (rounded down to the nearest whole number) of Denison Shares equal to the product of (A) the number of Common Shares subject to the Warrant immediately before the Arrangement Effective Time and (B) 0.073. The exercise price per Denison Share subject to each such Denison Replacement Warrant shall be the amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A) the exercise price per Common Share subject to such Warrant immediately before the Arrangement Effective Time divided by (B) 0.073. The Denison Replacement Warrants shall otherwise be on terms and conditions that are similar to the terms and conditions governing the Warrants, but also incorporating additional customary terms and conditions regarding such matters as exercise mechanism, partial exercise and adjustment provisions as set out in the form of warrant certificate attached to the Plan of Arrangement as Schedule A.

See “The Arrangement – The Arrangement Transactions” in this Circular.

Recommendation of the Board

The Board retained Toll Cross as its financial advisor. Toll Cross has given an opinion that, as of the date thereof, the offered consideration of 0.073 of one Denison Share for each Common Share was fair, from a financial point of view, to Shareholders. The Board, having taken into account such Toll Cross opinion and such other matters as it considered relevant, has unanimously determined that the offered consideration of 0.073 of one Denison Share for each Common Share and the replacement of Options and Warrants with economically equivalent securities to purchase Denison Shares under the Arrangement is fair to Securityholders and that the Arrangement is in the best interests of the Corporation. Accordingly, the Board unanimously recommends that the Securityholders vote FOR the Arrangement Resolution.

See “The Arrangement – Recommendation of the Board” in this Circular.

Reasons for the Arrangement

In the course of their evaluation of the Arrangement, the Board consulted with the Corporation’s senior management, legal counsel, external consultants and financial advisors, reviewed a significant amount of information and considered a number of factors including, among others, the following:

•

Significant Premium to Shareholders. Denison has offered Shareholders a significant premium to the Common Share price. The consideration to be received by Shareholders under the Arrangement represents a premium of approximately 53% based on the volume-weighted average price of Common Shares on the TSXV for the 20 trading days ended November 13, 2012 (being the last trading day prior to the announcement of a proposed transaction involving Denison and the Corporation) and based upon the volume-weighted average price of Denison Shares on the TSX for the same period, or approximately 55% based on the closing price of the Common Shares on the TSXV on November 13, 2012 of $0.055 (being the last trading day prior to the announcement of a proposed transaction between Denison and the Corporation) and the closing price of the Denison Shares on the TSX on November 13, 2012 of $1.17.

•

Need for Financing. The Corporation was in need of additional financing in order to continue operations before being approached by Denison to support the Arrangement. The need for additional financing will become even more pressing if the Arrangement is not approved as the proceeds of the unsecured loan that the Corporation has received from Denison will become due and payable. Please see “The Arrangement—Bridge Loan from Denison”.

•

Continued Participation by the Shareholders in the Assets of the Corporation and Participation in the Assets of Denison. Shareholders, through their ownership of Denison Shares, will continue to participate in any increase in the value of the Corporation’s mineral projects and increase in the value of the assets currently owned by Denison. Optionholders and Warrantholders will retain the option to participate in the mineral projects of the Corporation through their ownership of the Denison Replacement Options and Denison Replacement Warrants.

•

Fairness Opinion. The Board considered the opinion of Toll Cross to the effect that, as of the date thereof, and subject to the analyses, assumptions, qualifications and limitations set forth in the Fairness Opinion, the offered consideration of 0.073 of a Denison Share for each Common Share pursuant to the Arrangement was fair, from a financial point of view, to Shareholders.

•

Acquisition Agreement. Under the Acquisition Agreement, the Board remains able to respond, in accordance with its fiduciary duties, to unsolicited proposals that are more favourable to Shareholders than the Arrangement.

•

Approval Thresholds. The Board considered the following required approvals to be protective of the rights of Securityholders. The Arrangement Resolution must be approved by two-thirds of the votes cast by Securityholders, voting together as a single class, present in person or by proxy at the Meeting. The Arrangement must also be approved by the Court, which will consider, among other things, the fairness of the Arrangement to Shareholders, Optionholders and Warrantholders.

•	Dissent Procedures. Registered Shareholders who oppose the Arrangement may, upon compliance with certain conditions, invoke the Dissent Procedures and receive the fair value of their Common Shares.

•

Outstanding Options. Options which have not been exercised prior to the Arrangement Effective Time will be replaced by Denison Replacement Options and will thereafter become exercisable for Denison Shares.

•

Outstanding Warrants. Warrants which have not been exercised prior to the Arrangement Effective Time will be replaced by Denison Replacement Warrants and will thereafter become exercisable for Denison Shares.

See “The Arrangement – Reasons for the Arrangement” in this Circular.

Fairness Opinion of Toll Cross Securities Inc.

As at the date of the Fairness Opinion and subject to the analyses, assumptions, qualifications and limitations set forth in the Fairness Opinion, Toll Cross has opined that the Arrangement was fair, from a financial point of view, to the Shareholders.

See “The Arrangement—Fairness Opinion of Toll Cross” in this Circular and the Fairness Opinion attached as Appendix C to this Circular. Securityholders are encouraged to read the Fairness Opinion in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the reviews undertaken by Toll Cross in rendering the Fairness Opinion.

The Corporation and Denison

The Corporation is a reporting issuer (or equivalent) in British Columbia and Alberta. The Common Shares trade on the TSXV under the symbol “JNN”. JNR is engaged in the business of exploring uranium properties in the Athabasca Basin in Saskatchewan and Newfoundland and Labrador.

Denison is a reporting issuer (or equivalent) in each province of Canada. Denison Shares trade on the TSX under the symbol “DML” and on the NYSE MKT under the symbol “DNN”. See “About Denison Mines Corp.” in this Circular.

Conditions to Completion of the Arrangement

The implementation of the Arrangement is subject to a number of conditions being satisfied or waived by one or both of the Corporation and Denison at or prior to the Effective Time, including the following:

(a)	the Interim Order shall have been granted in form and substance satisfactory to the parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties, acting reasonably, on appeal or otherwise;

(b)	the Securityholder Approval shall have been obtained at the Meeting;

(c)	(A) the TSX shall have conditionally approved the listing thereon, and the NYSE MKT shall have authorized for listing, subject to official notice of issuance, of the Denison Shares to be issued pursuant to the Arrangement as of the Arrangement Effective Date; and (B) the TSX shall have, if required, accepted notice for filing of all transactions of the Corporation contemplated in the Acquisition Agreement or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSX and the NYSE MKT, as applicable;

(d)	the Final Order shall have been granted in form and substance satisfactory to the parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties, acting reasonably, on appeal or otherwise;

(e)	the Arrangement Effective Time shall be on or before the Completion Deadline;

(f)	there shall not be in force any law, ruling, order or decree, and there shall not have been any action taken under any law or by any Governmental Entity or other regulatory authority that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement that has a Material Adverse Effect on the Corporation or Denison;

(g)	(A) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Regulatory Authority and the expiry, waiver or termination of any waiting periods, in connection with, or required to permit, the completion of the Arrangement; and (B) all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements shall have been obtained or received on terms that are reasonably satisfactory to each of the Corporation and Denison, except where the failure to obtain such consents, waivers, permits, exemptions, orders or approvals, agreements, amendments or modifications or the non-expiry of such waiting periods would not, either individually or in the aggregate, have a Material Adverse Effect on Denison or the Corporation or materially impede the completion of the Arrangement; and

(h)	the Acquisition Agreement shall not have been terminated in accordance with its terms.

See “The Arrangement Conditions Precedent to the Arrangement”, “The Arrangement—Mutual Conditions Precedent”, “The Arrangement—Conditions Precedent to the Obligations of Denison” and “The Arrangement—Conditions Precedent to the Obligations of the Corporation” in this Circular.

Termination of the Acquisition Agreement

The Corporation and Denison may agree in writing to terminate the Acquisition Agreement and abandon the Arrangement at any time prior to the Effective Time. In addition, either the Corporation or Denison may terminate the Acquisition Agreement and abandon the Arrangement at any time prior to the Effective Time if certain specified events occur. See “The Arrangement—Termination of the Acquisition Agreement” in this Circular.

Termination Payments

The Acquisition Agreement provides that the Corporation will pay Denison a termination fee of $325,000 in certain circumstances including if the Corporation terminates the Acquisition Agreement in connection with the Corporation entering into an agreement in respect of a Superior Proposal. See “The Arrangement—Termination Payment” in this Circular.

Exchange of Security Certificates and Treatment of Fractional Shares

A letter of transmittal is enclosed with this Circular for use by Registered Shareholders and Registered Warrantholders for the purpose of the surrender of certificates representing Common Shares and Warrants. No letter of transmittal has been provided for Preferred Shareholders, as all Preferred Shares will have been redeemed by the Meeting date. No letter of transmittal has been provided to Optionholders as the Options are not certificated. The details for the surrender of share certificates and warrant certificates to the Depositary and the addresses of the Depositary are set out in the letter of transmittal. Provided that a Registered Securityholder has delivered and surrendered to the Depositary all share certificates and warrant certificates, as applicable, together with a letter of transmittal properly completed and executed in accordance with the instructions of such letter of transmittal, and any additional documents as the Depositary may reasonably require, the Securityholder will be entitled to receive, and Denison will cause the Depositary to deliver certificates representing the number of Denison Shares or Denison Replacement Warrants, as applicable, issuable or deliverable pursuant to the Arrangement in respect of the exchange of Common Shares and Warrants. Registered Shareholders who are also Warrantholders will be required to submit separate letters of transmittal in respect of the Common Shares or Warrants held by such person. See “The Arrangement — Letter of Transmittal” in this Circular.

No fractional Denison Shares will be issued to Shareholders. If a Shareholder is entitled to a fractional share, the number of Denison Shares to be issued to that Shareholder will be rounded down to the nearest whole Denison Share. Similarly, no fractional Denison Shares will be issued to Optionholders or Warrantholders on exercise of Denison Replacement Options or Denison Replacement Warrants, respectively. If, on exercise of Denison Replacement Options or Denison Replacement Warrants, the holder thereof becomes entitled to a fractional share, the number of Denison Shares to be issued to such holder will be rounded down to the nearest whole Denison Share.

Non-Solicitation/Superior Proposals

In the Arrangement Agreement, the Corporation has agreed not to, directly or indirectly, solicit or participate in any discussions or negotiations with any person (other than Denison) regarding an Acquisition Proposal. Nonetheless, the Board is permitted to consider and accept a Superior Proposal under certain conditions. Denison is entitled to a five Business Day period within which to exercise a right to match any Superior Proposal. If the Corporation enters into an agreement regarding a Superior Proposal, the Corporation will be required to pay to Denison the Termination Payment. See “The Arrangement—Non-Solicitation Covenant” in this Circular.

Dissent Procedures

Registered Shareholders are entitled to exercise Dissent Procedures by providing written notice to the Corporation no later than 5:00 p.m. (Vancouver time) on January 26, 2013 in the manner described under the heading “Rights of Dissenting Shareholders” below. If a Registered Shareholder dissents and the Arrangement is completed, Denison will acquire the Common Shares of the Dissenting Shareholder and JNR will pay the fair value of such shares determined in accordance with the Dissent Procedures. This amount may be the same as, more than or less than the share consideration offered under the Arrangement. Only Registered Shareholders are entitled to dissent. Shareholders should carefully read the section in this Circular entitled “Dissenting Shareholders’ Rights” if they wish to exercise Dissent Procedures. It is a condition of the Arrangement that Dissent Procedures not be exercised in respect of, in the aggregate, more than 10% of the outstanding Common Shares.

Certain Canadian Federal Income Tax Considerations

A Resident Holder who receives Denison Shares in exchange for Common Shares pursuant to the Arrangement and who held the Common Shares as capital property generally will be deemed to have disposed of such Common Shares for proceeds of disposition equal to the Resident Holder’s adjusted cost base of such Common Shares immediately before the disposition (unless the Resident Holder chooses otherwise, as described in the Circular under the section entitled “Certain Canadian Federal Income Tax Considerations”). As a result, the Resident Holder generally will not recognize a capital gain or capital loss in respect of the Arrangement unless the Resident Holder chooses otherwise.

A Non-Resident Holder generally will not be subject to Canadian income tax under the Tax Act on any capital gain realized on the disposition of Common Shares as a result of the Arrangement unless those Common Shares constitute “taxable Canadian property” within the meaning of the Tax Act and the gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty or convention.

The foregoing is a very brief summary of certain Canadian federal income tax consideration in respect of the Arrangement and is qualified in its entirety by the more detailed general discussion in the Circular under the heading “Certain Canadian Federal Income Tax Considerations”. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a disposition of Common Shares pursuant to the Arrangement or pursuant to the Dissent Procedures.

The summary under the heading “Certain Canadian Federal Income Tax Considerations” does not discuss the tax treatment of the Arrangement to Optionholders or Warrantholders therefore such holders should consult their own tax advisors having regard to their particular circumstances.

Certain U.S. Federal Income Tax Considerations

While it is intended that the Arrangement qualify as a tax-free reorganization for U.S. federal income tax purposes, no assurances can be given in this regard. Assuming the Arrangement does so qualify, and subject to the possible application of the PFIC rules described in “Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations”, the Arrangement should result in the following U.S. federal income tax consequences to a U.S. Holder (as defined in “Certain United States Federal Income Tax Considerations”): (1) no gain or loss would be recognized by a U.S. Holder on the exchange of its Common Shares for Denison Shares pursuant to the Arrangement; (2) a U.S. Holder’s tax basis in the Denison Shares received in exchange for Common Shares pursuant to the Arrangement would be equal to such U.S. Holder’s tax basis in the Common Shares exchanged; and (3) a U.S. Holder’s holding period in the Denison Shares received in exchange for Common Shares pursuant to the Arrangement would include such U.S. Holder’s holding period for the Common Shares exchanged.

If the Arrangement does not qualify as a tax-free reorganization (for example, if, instead of the Corporation paying Dissenting Shareholders out of its own funds as contemplated in the Plan of Arrangement, Denison pays Dissenting Shareholders directly or indirectly (through, for example, loan proceeds provided to the Corporation as described under “The Arrangement—Bridge Loan from Denison”), the Arrangement would be treated as a taxable transaction for U.S. federal income tax purposes. In addition, if the Corporation was a PFIC for U.S. federal income tax purposes at any time during a U.S. Holder’s holding period of Common Shares, the foregoing discussion may not describe the U.S. federal income tax consequences of the Arrangement to such U.S. Holder and, instead, such U.S. Holder may be subject to different and potentially adverse U.S. federal income tax consequences.

The foregoing is a brief summary of United States federal income tax consequences only. Shareholders should read carefully the information in the Circular under “Certain United States Federal Income Tax Considerations,” which qualifies the summary set forth above.

All Shareholders of the Corporation are urged to consult their own tax advisors to determine the particular tax consequences to them of exchanging Common Shares for Denison Shares under the Arrangement.

Note to U.S. Securityholders

The Corporation is a company existing under the laws of the Province of British Columbia, Canada. Denison is a company existing under the laws of the Province of Ontario, Canada. This offering is made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Circular in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with IFRS, and are subject to Canadian auditing and auditor independence standards, and, thus, may not be comparable to financial statements of United States companies.

Prospective investors should be aware that acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for persons who are resident in, or citizens of, the United States may not be fully described herein.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation exists under the laws of the Province of British Columbia, Canada, and Denison exists under the laws of the Province of Ontario, Canada, that some or all of their respective officers and directors are not residents of the United States, that some or all of the experts named in the Circular and the Registration Statement are not residents of the United States, and that all or a substantial portion of the assets of the Corporation, Denison and such other persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OR PROVINCE, NOR HAS ANY OF THEM PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

RECORD DATE

The board of directors of the Corporation (the “Board”) has set the close of business on Wednesday, December 12, 2012, as the record date (the “Record Date”) for determining which Securityholders, as well as Preferred Shareholders, shall be entitled to receive notice of and to attend and vote at the Meeting. Only Securityholders of record as of the Record Date are entitled to receive notice of and to attend and vote at the Meeting. Persons who acquire Common Shares, Options or Warrants after the Record Date will not be entitled to vote such Common Shares, Options or Warrants, as applicable, at the Meeting. To the best of the knowledge of the Company, there were two registered Preferred Shareholders as of the Record Date, holding 750 Preferred Shares each, which shares were issued in or about 1982. On December 17, 2012, notices of redemption were mailed to the last known address of the registered Preferred Shareholders, with the result that, as of the date for mailing of the Circular and as of the Meeting date, there will be no Preferred Shares outstanding.

APPOINTMENT OF PROXYHOLDERS

The persons named in the accompanying Proxy as proxyholders are management’s representatives. A Securityholder has the right to appoint a person or company who need not be a Securityholder, other than the persons designated in the enclosed Proxy, to attend and act on behalf of the Securityholder at the Meeting. A Securityholder wishing to exercise this right may do so either by striking out the printed names and inserting the desired person or company’s name in the blank space provided in the Proxy or by completing another proper Proxy.

To be valid, the Proxy must be signed by the Securityholder or the Securityholder’s attorney authorized in writing or, if the Securityholder is a corporation, by a duly authorized officer or attorney. The Proxy, to be acted upon, must be deposited with the Corporation, c/o its agent CIBC Mellon Trust Company, Proxy Dept, P.O. Box 721, Agincourt, Ontario, MIS 0A1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. The chairman of the Meeting has the discretion to accept proxies received after that time. Failure to properly complete or deposit a Proxy may result in its invalidation.

VOTING OF PROXIES

If the Proxy is completed, signed and delivered to the Corporation, the persons named as proxyholders therein shall vote the Common Shares, Options or Warrants, as applicable, in respect of which they are appointed as proxyholders at the Meeting in accordance with the instructions of the Securityholder appointing them on any show of hands and/or on any ballot that may be called for and, if the Securityholder specifies a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders shall vote accordingly. The Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to all amendments, variations and other matters which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. As of the date of this Circular, the Board knows of no such amendments, variations or other matters to come before the Meeting, other than the matters referred to in the Notice of Meeting. However, if other matters should properly come before the Meeting, the Proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the Proxy.

If no choice is specified by a Securityholder with respect to any matter identified in the Proxy or any amendment or variation to such matter, it is intended that the persons designated by management in the Proxy will vote the Common Shares, Options or Warrants, as applicable, represented thereby in favour of such matter.

NON-REGISTERED HOLDERS

Only registered Securityholders or duly appointed proxyholders are permitted to attend and vote at the Meeting. Most Shareholders and most Warrantholders are “non-registered securityholders” because the Common Shares or Warrants they own, as applicable, are not registered in their name but are instead registered in the name of the brokerage firm, bank or trust corporation through which they purchased their securities. More particularly, a person is not a registered Securityholder in respect of Common Shares or Warrants which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares or Warrants, as applicable (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a depository (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant. In accordance with the requirements of applicable securities laws, the Corporation has distributed copies of the Notice of Meeting, this Circular and the Proxy (collectively, the “Meeting Materials”), to the depositories and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	receive a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the Proxy, this Proxy is not required to be signed by the Non-Registered Holder when submitting the Proxy. In this case, the Non-Registered Holder who wishes to submit a Proxy should otherwise properly complete and deliver the Proxy; or

(b)	more typically, receive a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares and Warrants which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to attend and vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder’s name in the blank space provided, or in the case of a proxy authorization form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

Any Securityholder who holds more than one type of security eligible to vote at the Meeting will receive more than one set of meeting materials, including more than one Proxy or voting instruction form. Securityholders holding more than one type of security eligible to vote at the Meeting must complete and return Proxies and/or voting instruction forms in the manner set forth above for each type of security eligible to be voted at the Meeting held by them in order to have the votes attached to their Common Shares, Options and Warrants, as applicable, counted at the Meeting.

REVOCABILITY OF PROXY

Any Securityholder returning the enclosed Proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the Securityholder or by his or her attorney authorized in writing or, if the Securityholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or with the chairperson of the Meeting prior to the commencement of the Meeting. A revocation of a Proxy will not affect a matter on which a vote is taken before the revocation.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation’s authorized capital consists of an unlimited number of Common Shares without par value and 10,000,000 Preferred Shares with a par value of $1.00 each. Shareholders are entitled to one vote at the Meeting for each Common Share held. Optionholders and Warrantholders will have one vote for each Common Share they would be entitled to have issued to them if their Options or Warrants, as applicable, were fully exercised. As at the close of business on December 12, 2012, being the Record Date, there were a total of 114,910,234 Common Shares, 1,500 Preferred Shares, 7,935,000 Options, and 3,730,000 Warrants issued and outstanding. As at the date hereof, no Shareholder holds 10% or more of the Common Shares.

The Preferred Shareholders are entitled to receive notice of and attend and vote at all meetings of Shareholders in the same manner and to the same extend as are Shareholders, and each Preferred Share confers the right to one vote, in person or by proxy, to the holder of such share at all meetings of the shareholders of the Company. The 1,500 outstanding Preferred Shares as of the Record Date are to be redeemed, in accordance with the special rights and restrictions attached thereto, by notice of redemption mailed on December 17, 2012 to the last known address of each registered Preferred Shareholder. There will be, therefore, no Preferred Shares outstanding as of the Meeting date and there will be no Preferred Shareholders entitled to vote at the Meeting.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Corporation or any of its subsidiaries which is owing to the Corporation or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation and no associate of such persons:

(a)	is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Corporation or any of its subsidiaries; or

(b)

whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, in relation to an employee stock purchase program or other program.

MANAGEMENT CONTRACTS

To the best of the knowledge of the directors and officers of the Corporation, management functions of the Corporation are not, to any substantial degree, performed by a person other than the directors and executive officers of the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

THE ARRANGEMENT

The Arrangement will be carried out pursuant to the Acquisition Agreement and the Plan of Arrangement. A summary of the principal terms of the Acquisition Agreement and the Plan of Arrangement is provided in this section. This summary does not purport to be complete and is qualified in its entirety by reference to the Acquisition Agreement (which can be found on the Corporation’s profile at www.sedar.com or requested by contacting the Company at the address set forth in “Additional Information” later in the Circular) and the Plan of Arrangement, which is appended to this Circular at Appendix B.

Approval of Arrangement Resolution

At the Meeting, Securityholders, voting together as a single class, will be asked to approve the Arrangement Resolution, in the form set out in Appendix A to this Circular. The approval of the Arrangement Resolution will require the affirmative vote of two-thirds of the votes cast by Securityholders voting together as a single class, present in person or by proxy at the Meeting.

Background to the Arrangement

The Corporation and Denison have a close working relationship that dates back to 2003 when the parties initially entered into an agreement allowing International Uranium Corporation (as Denison was formerly named) (“IUC”) to earn a stake in the Corporation’s Moore Lake and Lazy Edward properties. Currently, the Corporation and Denison jointly own and operate several exploration stage uranium properties in the Athabasca Basin in Saskatchewan. For more information on the historical relationship between the parties and the business rationale behind the Arrangement please see the section entitled “About Denison Mines Corp. – Denison’s Reasons for the Arrangement”.

On November 9, 2012 Rick Kusmirski, President and a Director of the Corporation conducted a conference call with Haywood Securities Inc., financial advisor to Denison, and Lukas Lundin, Chairman of Denison, during which the parties discussed the key commercial terms on which the Board would support an acquisition of the Corporation by Denison. On November 13, 2012, the Board met to consider the terms of the proposed Original Acquisition Agreement and to receive the verbal fairness opinion of Toll Cross. The Board decided at that meeting to approve the Original Acquisition Agreement and to recommend to the Corporation’s Shareholders that they tender their Common Shares to the Bid. The Board subsequently met on November 28, 2012 to discuss Denison’s proposed change of structure to the Arrangement, and to review the Amending Agreement. The Board subsequently approved the Amending Agreement and resolved to recommend that Securityholders vote in favour of the Arrangement.

Recommendation of the Board

The Board retained Toll Cross as its financial advisor. Toll Cross has given an opinion that, as of the date of such opinion, the offered consideration of 0.073 of one Denison Share for each Common Share was fair, from a financial point of view, to Shareholders. The Board, having taken into account such Toll Cross opinion and such other matters as it considered relevant, has unanimously determined that the offered consideration of 0.073 of one Denison Share for each Common Share and the replacement of Options and Warrants with economically equivalent securities to purchase Denison Shares under the Arrangement is fair to Securityholders and that the Arrangement is in the best interests of the Corporation.

Accordingly, the Board unanimously recommends that the Securityholders vote FOR the Arrangement Resolution (the “Board Approval”).

Reasons for the Arrangement

In the course of their evaluation of the Arrangement, the Board consulted with the Corporation’s senior management, legal counsel, external consultants and financial advisors, reviewed a significant amount of information and considered a number of factors including, among others, the following:

•

Significant Premium to Shareholders. Denison has offered Shareholders a significant premium to the Common Share price. The consideration to be received by Shareholders under the Arrangement represents a premium of approximately 53% based on the volume-weighted average price of Common Shares on the TSXV for the 20 trading days ended November 13, 2012 (being the last trading day prior to the announcement of a proposed transaction involving Denison and the Corporation) and based upon the volume-weighted average price of Denison Shares on the TSX for the same period, or approximately 55% based on the closing price of the Common Shares on the TSXV on November 13, 2012 of $0.055 (being the last trading day prior to the announcement of a proposed transaction between Denison and the Corporation) and the closing price of the Denison Shares on the TSX on November 13, 2012 of $1.17.

•

Need for Financing. The Corporation was in need of additional financing in order to continue operations before being approached by Denison to support the Arrangement. The need for additional financing will become even more pressing if the Arrangement is not approved as the proceeds of the unsecured loan that the Corporation has received from Denison will become due and payable. Please see “The Arrangement—Bridge Loan from Denison”.

•

Continued Participation by the Shareholders in the Assets of the Corporation and Participation in the Assets of Denison. Shareholders, through their ownership of Denison Shares, will continue to participate in any increase in the value of the Corporation’s mineral projects and increase in the value of the assets currently owned by Denison. Optionholders and Warrantholders will retain the option to participate in the mineral projects of the Corporation through their ownership of the Denison Replacement Options and Denison Replacement Warrants.

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Fairness Opinion. The Board considered the opinion of Toll Cross to the effect that, as of the date thereof, and subject to the analyses, assumptions, qualifications and limitations set forth in the Fairness Opinion, the offered consideration of 0.073 of a Denison Share for each Common Share pursuant to the Arrangement was fair, from a financial point of view, to Shareholders.

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Acquisition Agreement. Under the Acquisition Agreement, the Board remains able to respond, in accordance with its fiduciary duties, to unsolicited proposals that are more favourable to Shareholders than the Arrangement.

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Approval Thresholds. The Board considered the following required approvals to be protective of the rights of Securityholders: (i) the Arrangement Resolution must be approved by two-thirds of the votes cast by Securityholders, voting together as a single class, present in person or by proxy at the Meeting; and (ii) the Arrangement must also be approved by the Court, which will consider, among other things, the fairness of the Arrangement to Shareholders, Optionholders and Warrantholders.

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Dissent Procedures. Registered Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise their Dissent Procedures and receive the fair value of their Common Shares.

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Outstanding Options. Options which have not been exercised prior to the Arrangement Effective Time will be replaced by Denison Replacement Options and will thereafter become exercisable for Denison Shares.

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Outstanding Warrants. Warrants which have not been exercised prior to the Arrangement Effective Time will be replaced by Denison Replacement Warrants and will thereafter become exercisable for Denison Shares.

In the course of its deliberations, the Board also identified and considered a variety of risks, including, but not limited to:

•	as Shareholders will receive Denison Shares based on a fixed exchange ratio, Denison Shares received by Shareholders under the Arrangement may have a market value lower than expected;

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the issue of Denison Shares under the Arrangement and pursuant to any exercise of any Denison Replacement Options and Denison Replacement Warrants and their subsequent sale may cause the market price of Denison Shares to decline; and

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the risks to the Corporation if the Arrangement is not completed, including the costs to the Corporation in pursuing the Arrangement, the diversion of management attention away from the conduct of the Corporation’s business in the ordinary course, the potential payment of the Termination Payment (as hereinafter defined) and the potential insolvency of the Corporation.

The foregoing summary of the information and factors considered by the Board is not, and is not intended to be, exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion and recommendation. The Board’s recommendations were made after consideration of all of the above-noted factors and in light of the Board’s collective knowledge of the business, financial condition and prospects of the Corporation, and were also based upon the advice of financial advisors and legal advisors to the Board. In addition, individual members of the Board may have assigned different weights to different factors.

Fairness Opinion of Toll Cross

Toll Cross was retained to act as financial advisor to the Board and to provide an opinion as to whether the offered consideration of 0.073 of one Denison Share for each Common Share pursuant to the Arrangement is fair, from a financial point of view, to Shareholders.

At a meeting held on November 13, 2012, Toll Cross made a presentation to the Board and advised the Board that, based upon certain analyses, assumptions, qualifications and limitations, in its opinion, the Denison Share consideration offered pursuant to the Arrangement was fair, from a financial point of view, to the Shareholders, other than Denison and its affiliates. Toll Cross’ advice concerning fairness was subsequently formalized in the written Fairness Opinion.

The full text of the Fairness Opinion which sets forth, among other things, the assumptions made, information reviewed and matters considered by Toll Cross in rendering its Fairness Opinion, as well as the limitations the opinion is subject to, is attached as Appendix C to this Circular. Securityholders are urged to read the Fairness Opinion in its entirety. The summary of the opinion described in this Circular is qualified in its entirety by reference to the full text of such opinion.

The Fairness Opinion was provided for the use of the Board only and may not be relied upon by any other person. Such opinion does not constitute a recommendation to any Securityholder as to how such Securityholder should vote on the Arrangement Resolution.

The Fairness Opinion was rendered on the basis of the securities market, economic and general business and financial conditions prevailing as at the date thereof and the condition and prospects, financial and otherwise, of the Corporation and its subsidiary as they were reflected in the information provided to Toll Cross by the Company and retrieved by Toll Cross from publically available sources. In its analyses and in preparing its opinion, Toll Cross made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Toll Cross.

The Corporation has agreed to pay fees to Toll Cross in respect of it giving the Fairness Opinion and its services relating to the Arrangement. Such fees are not contingent upon the conclusions reached by Toll Cross in the Fairness Opinion or upon the completion of the Arrangement. Toll Cross is also entitled to be reimbursed for certain reasonable out-of-pocket expenses and is to be indemnified by the Corporation in certain circumstances as set out in the indemnity that forms part of the Engagement Agreement. Toll Cross is not an insider, associate or affiliate (as defined in the Securities Act (British Columbia)) of the Corporation or Denison or any of their respective associates or affiliates and is not an advisor to any person or company other than the Board with respect to the Arrangement. In May 2012, Toll Cross acted as agent to the Corporation in connection with a private placement financing. As partial compensation for the services provided by Toll Cross in connection with such financing Toll Cross received 480,000 Warrants which will be eligible to be voted by Toll Cross at the Meeting.

The Arrangement Transactions

The purpose of the Arrangement is to effect the acquisition by Denison of all of the issued and outstanding Common Shares. If the Arrangement Resolution is approved by the affirmative vote of two-thirds of the votes cast by Securityholders voting together as a single class, present in person or by proxy at the Meeting and all other conditions to the closing of the Arrangement are satisfied or waived, the Arrangement will be implemented by way of a court-approved plan of arrangement under the BCBCA. Pursuant to the Arrangement, the following transactions will occur:

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each Common Share outstanding immediately prior to the Arrangement Effective Time, including any Common Shares issued prior to the Arrangement Effective Time, upon the exercise of an Option or Warrant but excluding any Common Shares held by a Dissenting Shareholder or by Denison or any subsidiary of Denison, shall be transferred to Denison (free and clear of any liens) and, in exchange therefor, each Shareholder shall be entitled to receive 0.073 of one Denison Share for each Common Share provided that no fractional Denison Shares shall be issued;

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each Common Share held by a Dissenting Shareholder if any, shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Denison and the Corporation shall thereupon be obligated to pay the amount payable to such Dissenting Shareholder determined pursuant to the Dissent Procedures;

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notwithstanding the terms of the Corporation Option Plan, or the terms of any agreement evidencing the grant of any Options, at the Arrangement Effective Time, each outstanding Option: (i) shall vest, notwithstanding that any conditions to such vesting may not have been satisfied; (ii) shall be exchanged for a Denison Replacement Option immediately after the Arrangement Effective Time, which Denison Replacement Option shall be vested and shall have an expiry date that is the same as the expiry date for the Option it replaces but otherwise be subject to the terms and conditions of the Denison Option Plan, and shall entitle the holder to acquire the number (rounded down to the nearest whole number) of Denison Shares equal to the product of: (A) the number of Common Shares subject to such Options immediately prior to the Arrangement Effective Time and (B) 0.073, and the exercise price per Denison Share shall be the amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A) the exercise price per Common Share subject to such Option immediately before the Arrangement Effective Time divided by (B) 0.073; and

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each Warrant at the Arrangement Effective Time will be exchanged for a Denison Replacement Warrant and each such Denison Replacement Warrant shall thereafter entitle the Warrantholder to acquire a number (rounded down to the nearest whole number) of Denison Shares equal to the product of (A) the number of Common Shares subject to the Warrant immediately before the Arrangement Effective Time and (B) 0.073. The exercise price per Denison Share subject to each such Denison Replacement Warrant shall be the amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A) the exercise price per Common Share subject to such Warrant immediately before the Arrangement Effective Time divided by (B) 0.073. The Denison Replacement Warrants shall otherwise be on terms and conditions that are similar to the terms and conditions governing the Warrants, but also incorporating additional customary terms and conditions regarding such matters as exercise mechanism, partial exercise and adjustment provisions as set out in the form of warrant certificate attached to the Plan of Arrangement as Schedule A.

On completion of the Arrangement, Shareholders will hold approximately 2% of the total issued and outstanding Denison Shares (assuming exercise of all outstanding Options and Warrants) and, due to the Arrangement and because of the redemption of all outstanding Preferred Shares, the Corporation will become a wholly owned subsidiary of Denison.

Effect of the Arrangement

On completion of the Arrangement:

(a)	Denison will acquire ownership of 100% of the outstanding Common Shares;

(b)	Shareholders will hold approximately 2% of the total issued and outstanding Denison Shares (assuming exercise of all outstanding Options and Warrants); and

(c)	Assuming that, immediately before the Arrangement Effective Time, there are 114,910,234 Common Shares of which 109,253,408 are not held by Denison and 388,805,915 Denison Shares issued and outstanding, outstanding Options in respect of 7,935,000 Common Shares and outstanding Warrants in respect of 3,730,000 Common Shares, Denison will issue approximately 7,975,498 Denison Shares to acquire the Common Shares and reserve approximately 851,545 Denison Shares for issue upon exercise of Denison Replacement Options and Denison Replacement Warrants and, on completion of the Arrangement, there will be approximately 396,781,413 Denison Shares issued and outstanding.

Arrangement Effective Date

If the Arrangement Resolution is passed, the Final Order is obtained, every other requirement of the BCBCA relating to the Arrangement is complied with and all other conditions disclosed below under “The Acquisition Agreement — Conditions Precedent to the Arrangement” are satisfied or waived, the Arrangement will become effective on the Arrangement Effective Date. Denison and the Corporation currently expect that the Arrangement Effective Date will be on or about February 1, 2012.

Letter of Transmittal

A letter of transmittal is enclosed with this Circular for use by Registered Shareholders and Registered Warrantholders for the purpose of the surrender of certificates representing Common Shares and Warrants. No letter of transmittal has been provided for Preferred Shareholders, as all Preferred Shares will have been redeemed by the Meeting date. No letter of transmittal has been provided to Optionholders as the Options are not certificated. The details for the surrender of share certificates and warrant certificates to the Depositary and the addresses of the Depositary are set out in the letter of transmittal. Provided that a Registered Securityholder has delivered and surrendered to the Depositary all share certificates and warrant certificates, as applicable, together with a letter of transmittal properly completed and executed in accordance with the instructions in such letter of transmittal, and any additional documents as the Depositary may reasonably require, the Securityholder will be entitled to receive, and Denison will cause the Depositary to deliver certificates representing the number of Denison Shares or Denison Replacement Warrants, as applicable, issuable or deliverable pursuant to the Arrangement in respect of the exchange of Common Shares and Warrants. Registered Shareholders who are also Warrantholders will be required to submit separate letters of transmittal in respect of the Common Shares or Warrants held by such person.

Lost Certificates

A Securityholder who has lost or misplaced its share certificates or warrant certificates should complete the letter of transmittal as fully as possible and forward it, together with a letter explaining the loss or misplacement to the Depositary. The Depositary will use reasonable efforts to assist in making arrangements for the necessary affidavit (which will include a bonding requirement) for payment of the consideration in accordance with the Arrangement. If a bonding requirement is imposed in respect of any lost security certificate, no assurance can be given that a bond will be available to enable the replacement of such lost certificate.

Cancellation of Rights after Six Years

Any certificate which immediately before the Arrangement Effective Date represented Common Shares and which has not been surrendered, with all other documents required by the Depositary, on or before the sixth anniversary of the Arrangement Effective Date, will cease to represent any claim against or interest of any kind or nature in the Corporation, Denison or the Depositary. Accordingly, persons who tender certificates for Common Shares after the sixth anniversary of the Arrangement Effective Date will not receive Denison Shares, will not own any interest in Denison, and will not be paid any cash or other compensation.

Any certificate which immediately before the Arrangement Effective Date represented Warrants and which has not been surrendered, with all other documents required by the Despoitary, on or before the expiry date of such Warrant, will cease to represent any claim against or interest of any kind or nature in the Corporation, Denison or the Depositary. Accordingly, persons who tender certificates for Warrants after the expiry date of such Warrant will not receive Denison Replacement Warrants, will not own any interest in Denison, and will not be paid any cash or other compensation.

Fractional Shares

No fractional Denison Shares will be issued to Shareholders or to Warrantholders on the exercise of Denison Replacement Warrants or to Optionholders on the exercise of Denison Replacement Options. If a Shareholder is, or a Warrantholder or an Optionholder becomes, entitled to receive a fractional Denison Share, the number of Denison Shares issuable to such Shareholder under the Arrangement, or to such Warrantholder on exercise of the Denison Replacement Warrants or to such Optionholder on exercise of the Denison Replacement Options, will be rounded down to the nearest whole number of Denison Shares such Shareholder is entitled to receive under the Arrangement or such Warrantholder is entitled to receive on exercise of Denison Replacement Warrants or such Optionholder is entitled to receive on exercise of the Denison Replacement Options.

Delivery Requirements

The method of delivery of share certificates, warrant certificates, the letter of transmittal and all other required documents is at the option and risk of the Securityholder surrendering them. The Corporation recommends that such documents be delivered by hand to the Depositary, at the office noted in the letters of transmittal, and a receipt obtained therefor or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. Securityholders holding Common Shares or Warrants which are registered in the name of an intermediary (such as a bank, trust company securities dealer or broker, or the trustee or administrator of a self-administered registered retirement savings plan, registered education savings plan or similar plan) must contact such intermediary to arrange for the surrender of their share certificates or warrant certificates, as applicable.

Interests of Senior Management and Others in the Arrangement

In considering the recommendations of the Board with respect to the Arrangement, Shareholders should be aware that certain members of the Corporation’s senior management and the Board have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Board is aware of these interests and considered them along with other matters described above in “Reasons for the Arrangement”.

The officers and directors of the Corporation beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 4,927,900 Common Shares, representing approximately 4% of the Common Shares outstanding as of the close of business on December 17, 2012. All of the Common Shares held by the executive officers and directors of the Corporation will be treated in the same fashion under the Arrangement as Common Shares held by any other Shareholder. The officers and directors of the Corporation beneficially own, directly or indirectly, or exercise contract or direction over in the aggregate, 5,050,000 Options representing approximately 64% of the Options outstanding as of the close of business on December 17, 2012. None of the executive officers or directors of the Corporation is the legal or beneficial owner of any Warrants.

As at the date hereof, Denison owns 5,656,826 Common Shares representing 4.92% of the total issued and outstanding Common Shares. Ron Hochstein, the Chief Executive Officer of Denison, and a former board member of JNR holds 700,000 Options which can be voted in favour of the Arrangement.

Employment Changes

The Corporation has entered into services agreements with certain of its executive officers. These agreements govern the terms on which the officers, and the consulting companies controlled by them, are engaged to undertake the executive officer services to be provided to the Corporation. As described below, two of these services agreements provide for payments to be made to the executive upon a change of control of the Corporation. Change of control is defined to include a plan of arrangement through which a person acquires 25% of more of the outstanding Common Shares and therefore includes the Arrangement.

Rick Kusmirski, the Corporation’s current Chief Executive Officer, and member of the Board, is entitled to 24 months of his monthly compensation if he is terminated or if he resigns from his position with the Corporation within 12 months of a change of control. The Corporation expects that in this circumstance Mr. Kusmirski would be owed $196,000.

David Billard, the Corporation’s current Chief Operating Officer, Vice President Exploration and member of the board is entitled to $100,000 if his engagement is terminated or if he resigns from his position with the Corporation within 12 months of a change of control.

Bridge Loan from Denison

Concurrently with the execution of the Acquisition Agreement, Denison and the Corporation entered into an unsecured loan agreement pursuant to which Denison agreed to advance up to $350,000 (the “Principal”) to the Corporation. The Corporation may request an advance (each such advance an “Advance”) by delivering to Denison a written request for an Advance (an “Advance Request”) at least two business days prior to the date on which the Advance is to be made (the “Advance Date”). Each Advance Request shall specify (i) the amount of the Advance and (ii) the Advance Date. The Corporation may only make one Advance Request per calendar month.

The Principal is payable in full on the termination of the Acquisition Agreement by either party thereto for any reason at any time and from such time and until the Principal is repaid in full, interest shall be calculated on the Principal outstanding at the rate of 5% per annum.

Advances are to be used by the Corporation for its compliance with the terms of the Acquisition Agreement and for general working capital purposes.

Canadian Securities Law Considerations

The Denison Shares to be issued under the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws and the Denison Shares will generally be “freely tradeable” (other than pursuant to certain “control distributions”) under applicable Canadian securities laws.

United States Securities Laws Considerations

Denison has filed the Registration Statement with the SEC in order to register the issuance pursuant to the Arrangement of the Denison Shares to the Shareholders in exchange for their Common Shares. This Circular forms a part of the Registration Statement. It is a condition to the obligations of Denison to complete the Arrangement that the Registration Statement has been filed with the SEC and is effective under the U.S. Securities Act. The following documents have been filed with the SEC as a part of the Registration Statement: (i) the Acquisition Agreement; (ii) the Amending Agreement; (iii) the documents listed in this Circular as incorporated by reference herein; (iv) powers of attorney pursuant to which amendments to the Registration Statement may be signed; and (v) consents of auditors, counsel and engineers, among certain other documents.

The resale of Denison Shares by persons that are not “affiliates” (as defined in Rule 144 under the U.S. Securities Act) of Denison will not be required to be registered in the United States. However, Denison Shares acquired by affiliates of Denison may be resold only in a transaction registered under the U.S. Securities Act, or in accordance with the requirements of Rule 144 under the U.S. Securities Act or another exemption from the registration requirements of the U.S. Securities Act, or in an “offshore transaction” (as defined in Regulation S under the U.S. Securities Act) pursuant to Regulation S under the U.S. Securities Act. Persons who may be deemed to be “affiliates”‘ of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

The Denison Replacement Warrants to be issued pursuant to the Arrangement will not be registered under the Registration Statement and will be issued in “offshore transactions” (as defined in Regulation S under the U.S. Securities Act) in reliance on Rule 903 of Regulation S under the U.S. Securities Act. The Denison Shares to be issued to holders of Denison Replacement Warrants to be issued pursuant to the Arrangement upon exercise of such securities will also not be registered under the Registration Statement. Such Denison Shares may be issued in reliance on Rule 903 of the Regulation S under the U.S. Securities Act or in compliance with an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if available, upon providing an opinion of counsel or other evidence of such exemption in form and substance satisfactory to Denison.

The Denison Shares issuable upon exercise of the Denison Replacement Options will be issued pursuant to Denison’s registration on Form S-8 which has been filed with the SEC. Denison Shares acquired by “affiliates” (as defined in Rule 144 under the U.S. Securities Act) of Denison may be resold only in a transaction registered under the U.S. Securities Act, or in accordance with the requirements of Rule 144 or another exemption from the registration requirements of the U.S. Securities Act, or in an “offshore transaction” (as defined in Regulation S under the U.S. Securities Act) pursuant to Regulation S under the U.S. Securities Act.

Provided that Denison remains a “foreign private issuer” as such term is defined in Regulation S under the U.S. Securities Act, Denison Shares issuable pursuant to the exercise of the Denison Replacement Warrants will, if issued outside the United States in compliance with Rule 903 of Regulation S under the U.S. Securities Act, be issued free of resale restrictions under the U.S. Securities Act except for customary restrictions on resale of such securities by affiliates. If the Denison Shares issuable pursuant to the exercise of the Denison Replacement Warrants are issued in the United States in compliance with an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, such Denison Shares will be “restricted securities” as defined in Rule 144 under the U.S. Securities Act, and, accordingly, may only be resold pursuant to registration or an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws or in an “offshore transaction” (as defined in Regulation S under the U.S. Securities Act) pursuant to the exclusion from registration provided by Rule 903 or Rule 904 of Regulation S under the U.S. Securities Act.

This Circular and the Registration Statement of which the Circular is a part do not constitute a registration statement covering resales of securities by persons who are otherwise restricted from selling their shares under the U.S. Securities Act.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Denison securities to be received by the Securityholders of the Corporation upon completion of the Arrangement. All holders are urged to consult with counsel to ensure that exercises and resales of their Denison securities comply with applicable securities legislation.

THE DENISON SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OR PROVINCE, NOR HAS ANY OF THEM PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Denison is subject to the reporting requirements of the U.S. Exchange Act and in accordance therewith files reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by United States and Canadian securities regulators, some reports and other information may be prepared in accordance with the disclosure requirements of Canadian securities laws, which requirements are different from those of the United States. Denison is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Reports and other information filed or furnished, as applicable, by Denison may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. Copies of

such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities or visit the SEC’s website at www.sec.gov.

The Registration Statement filed with the SEC, including exhibits, and Denison’s reports and other information filed under the U.S. Exchange Act are available to the public free of charge at the SEC’s website at www.sec.gov.

Stock Exchange De-Listings and Reporting Issuer Status

The Common Shares are listed on the TSXV. Following the Arrangement Effective Date, the Common Shares will be delisted from the TSXV. Denison is a reporting issuer (or the equivalent) in each province of Canada. Denison Shares are listed on the TSX and the NYSE MKT. It is a condition of the Arrangement that the Denison Shares issued pursuant to the Arrangement and which are reserved for issue upon exercise of the Denison Replacement Options and Denison Replacement Warrants be listed or conditionally listed on the TSX and the NYSE MKT at the Arrangement Effective Time.

The TSX has conditionally approved the listing of the Denison Shares to be issued pursuant to the Arrangement upon the exercise of the Denison Replacement Warrants, subject to the satisfaction of the customary listing requirements of the TSX. Application has been made to the NYSE MKT for approval of the listing of the Denison Shares to be issued pursuant to the Arrangement and upon the exercise or conversion of the Denison Replacement Warrants and is subject to the satisfaction of the customary listing requirements of the NYSE MKT. The Common Shares to be issued upon the exercise of the Denison Replacement Options have already been listed on the TSX and the NYSE MKT as part of the Denison Stock Option Plan.

Shareholder Approval of the Arrangement

The approval of the Arrangement Resolution will require the affirmative vote of two-thirds of the votes cast by Securityholders, voting together as a single class, present in person or by proxy at the Meeting.

The complete text of the Arrangement Resolution to be presented to the Meeting is set forth in Appendix A to this Circular.

Court Approval of the Arrangement

An arrangement under the BCBCA requires Court approval. Prior to the mailing of this Circular, the Corporation obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Procedures and other procedural matters. A copy of the Interim Order is attached as Appendix D to this Circular.

Subject to approval of the Arrangement Resolution at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on January 30, 2013 at 10:00 a.m. (Vancouver time). Any Securityholder who wishes to appear, or to be represented, and to present evidence or arguments must serve and file a notice of appearance (a “Notice of Appearance”) as set out in the Notice of Petition for the Final Order and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions, if any, as the Court deems fit. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the Court, only those persons having previously served a Notice of Appearance in compliance with the Notice of Petition and the Interim Order will be given notice of the postponement, adjournment or rescheduled date. A copy of the Notice of Petition for the Final Order is attached as Appendix E to this Circular.

Assuming the Final Order is granted and the other conditions to closing contained in the Acquisition Agreement are satisfied or waived to the extent legally permissible, the Arrangement will become effective.

Dissenting Shareholders’ Rights

There is no mandatory statutory right of dissent and appraisal in respect of plans of arrangement under the BCBCA. However, as contemplated in the Plan of Arrangement, the Corporation and Denison have granted to Shareholders who object to the Special Resolution the Dissent Procedures which are set out in their entirety in the Interim Order, a copy of which is attached as Appendix D to this Circular. The following summary of the Dissent Procedures is qualified in its entirety to the Interim Order.

Rights of Dissenting Shareholders

Registered Shareholders who wish to dissent should take note that strict compliance with the Dissent Procedures is required.

The following description of the Dissent Procedures is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its Common Shares and is qualified in its entirety by the reference to the full text of the Interim Order and Part 8, Division 2 of the BCBCA which are attached to this Circular as Appendices D and F, respectively. A Dissenting Shareholder who intends to invoke the Dissent Procedures should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Interim Order. Failure to comply strictly with the provisions of the BCBCA, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Procedures described herein based on the evidence presented at such hearing.

Pursuant to the Interim Order, each Registered Shareholder may exercise Dissent Procedures under Sections 237 to 247 of the BCBCA as modified by the Interim Order or the Final Order in respect of the Arrangement. Shareholders who duly exercise such Dissent Procedures and who:

(a)	are ultimately determined to be entitled to be paid fair value for the Common Shares in respect of which they have exercised Dissent Procedures will be deemed to have transferred such Common Shares to Denison for cancellation immediately prior to the Arrangement Effective Time, and the Corporation shall fund such payment; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for the Common Shares in respect of which they have exercised Dissent Procedures will be deemed to have participated in the Arrangement on the same basis as a Shareholder that has not exercised Dissent Procedures, and shall only be entitled to receive Denison Shares pursuant to the Arrangement, but in no case will Denison, the Corporation or any other person be required to recognize such Dissenting Shareholders as Shareholders after the cancellation of their Common Shares, which cancellation is to occur at the Arrangement Effective Time, and each Dissenting Shareholder will cease to be entitled to the rights of a Shareholder in respect of their Common Shares in relation to which such Dissenting Shareholder has exercised Dissent Procedures and the central securities register will be amended to reflect that such former holder is no longer the holder of such Common Shares as and from the Effective Time.

Persons who are beneficial Shareholders who wish to dissent with respect to their Common Shares should be aware that only Registered Shareholders are entitled to dissent with respect to them. A Registered Shareholder such as an intermediary who holds Common Shares as nominee for beneficial Shareholders, some of whom wish to dissent, must exercise Dissent Procedures on behalf of such beneficial Shareholders with respect to the Common Shares held for such beneficial Shareholders. In such case, the Notice of Dissent (as defined below) should set forth the number of Common Shares it covers.

A Registered Shareholder who wishes to dissent must send a written Notice of Dissent objecting to the Arrangement Resolution to the Corporation, c/o Maitland & Company, Suite 700 – 625 Howe Street, Vancouver, British Columbia V6C 2T6 by 5:00 p.m. (Vancouver time) on January 26, 2013, Attention: Jeff Lightfoot. The Notice of Dissent must set out the number of Common Shares held by the Dissenting Shareholder.

Pursuant to Section 238 of the BCBCA, every Registered Shareholder who dissents from the Arrangement Resolution in compliance with Sections 237 to 247 of the BCBCA will be entitled to be paid by the Corporation the fair value of the Common Shares held by such Dissenting Shareholder determined as at the point in time immediately before the passing of the Arrangement Resolution, excluding any appreciation or depreciation in anticipation of the vote (unless such exclusion would be inequitable).

A Dissenting Shareholder must dissent with respect to all Common Shares in which the holder owns a beneficial interest. A Registered Shareholder who wishes to dissent must deliver written notice of dissent (a “Notice of Dissent”) to the Corporation, c/o its solicitors, Maitland & Company, Suite 700 – 625 Howe Street, Vancouver, British Columbia V6C 2T6 by 5:00 p.m. (Vancouver time) on January 26, 2013, Attention: Jeff Lightfoot, and such Notice of Dissent must strictly comply with the requirements of Section 242 of the BCBCA. The Notice of Dissent must be received by the Corporation not later than 5:00 p.m. (Vancouver time) two days preceding the date of the Meeting. Any failure by a Shareholder to fully comply may result in the loss of that holder’s ability to invoke the Dissent Procedures. Beneficial Shareholders who wish to exercise Dissent Procedures must arrange for the Registered Shareholder holding their Common Shares to deliver the Notice of Dissent.

The delivery of a Notice of Dissent does not deprive a Dissenting Shareholder of the right to vote at the Meeting on the Arrangement Resolution; however, a Dissenting Shareholder is not entitled to exercise the Dissent Procedures with respect to any of his or her Common Shares if the Dissenting Shareholder votes in favour of the Arrangement Resolution. A vote against the Arrangement Resolution, whether in person or by proxy, does not constitute a Notice of Dissent.

A Dissenting Shareholder must prepare a separate Notice of Dissent for him or herself, if dissenting on his or her own behalf, and for each other person who beneficially owns Common Shares registered in the Dissenting Shareholder’s name and on whose behalf the Dissenting Shareholder is dissenting; and must dissent with respect to all of the Common Shares registered in his or her name beneficially owned by the beneficial Shareholder on whose behalf he or she is dissenting. The Notice of Dissent must set out the number of Common Shares in respect of which the Notice of Dissent is to be sent (the “Notice Shares”) and: (a) if such Common Shares constitute all of the Common Shares of which the Dissenting Shareholder is the registered and beneficial owner, a statement to that effect; (b) if such Common Shares constitute all of the Common Shares of which the Dissenting Shareholder is both the registered and beneficial owner but the Dissenting Shareholder owns additional Common Shares beneficially, a statement to that effect and the names of the Registered Shareholders, the number of Common Shares held by such registered owners and a statement that written Notices of Dissent has or will be sent with respect to such Common Shares; or (c) if the Dissent Procedures are being exercised by a registered owner who is not the beneficial owner of such Common Shares, a statement to that effect and the name of the beneficial owner and a statement that the registered owner is dissenting with respect to all Common Shares of the beneficial owner registered in such registered owner’s name.

If the Arrangement Resolution is approved by the Shareholders by special resolution and if the Corporation notifies the Dissenting Shareholders of its intention to act upon the Arrangement Resolution, the Dissenting Shareholder is then required within one month after the Corporation gives such notice, to send to the Corporation, the certificates representing the Notice Shares and a written statement that requires the Corporation to purchase all of the Notice Shares. If the Dissent Right is being exercised by the Dissenting Shareholder on behalf of a beneficial Shareholder who is not the Dissenting Shareholder, a statement signed by the beneficial owner is required which sets out whether the beneficial owner is the beneficial owner of other Common Shares and if so, (i) the names of the registered owners of such Common Shares; (ii) the number of such Common Shares; and (iii) that dissent is being exercised in respect of all of such Common Shares. Upon delivery of these documents, the Dissenting Shareholder is deemed to have sold the Common Shares and the Corporation is deemed to have purchased them. Once the Dissenting Shareholder has done this, the Dissenting Shareholder may not vote or exercise any shareholder rights in respect of the Notice Shares.

The Dissenting Shareholder and the Corporation may agree on the payout value of the Notice Shares; otherwise, either party may apply to the Court to determine the fair value of the Notice Shares or apply for an order that value be established by arbitration or by reference to the registrar or a referee of the Court. After a determination of the payout value of the Notice Shares, the Corporation must then promptly pay that amount to the Dissenting Shareholder.

A Dissenting Shareholder loses his or her Dissent Right if, before full payment is made for the Notice Shares, the Corporation abandons the corporate action that has given rise to the Dissent Right (namely, the Arrangement), a court permanently enjoins the action, or the Dissenting Shareholder withdraws the Notice of Dissent with the Corporation’s consent. When these events occur, the Corporation must return the share certificates to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise shareholder rights.

The discussion above is only a summary of the Dissent Procedures, which are technical and complex. A Shareholder who intends to exercise Dissent Procedures should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA as modified by the Interim Order. Persons who are non-registered holders of Common Shares registered in the name of an intermediary such as a broker, custodian, nominee, other intermediary, or in some other name, who wish to dissent should be aware that only the registered owner of such Common Shares is entitled to dissent.

The Corporation suggests that any Shareholder wishing to avail himself or herself of the Dissent Procedures seek his or her own legal advice as failure to comply strictly with the applicable provisions of the BCBCA and the Interim Order may prejudice the availability of such Dissent Procedures. Dissenting Shareholders should note that the exercise of Dissent Procedures can be a complex, time-consuming and expensive process.

If a Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Procedures set out in the Interim Order, it will lose its Dissent Procedures, the Corporation will return to the Dissenting Shareholder the certificates representing the Notice Shares that were delivered to the Corporation, if any, and if the Arrangement is completed, that Dissenting Shareholder will be deemed to have participated in the Arrangement on the same terms as a Shareholder.

If a Dissenting Shareholder strictly complies with the foregoing requirements of the Dissent Procedures, but the Arrangement is not completed, the Corporation will return to the Dissenting Shareholder the certificates delivered to the Corporation by the Dissenting Shareholder, if any.

Treatment of Options

Notwithstanding the terms of the Corporation Option Plan, or the terms of any agreement evidencing the grant of any Options, at the Arrangement Effective Time, each outstanding Option: (i) shall vest, notwithstanding that any conditions to such vesting may not have been satisfied; (ii) shall be exchanged for a Denison Replacement Option immediately after the Arrangement Effective Time, which Denison Replacement Option shall be vested and shall have an expiry date that is the same as the expiry date for the Option it replaces but otherwise be subject to the terms and conditions of the Denison Option Plan, and shall entitle the holder to acquire the number (rounded down to the nearest whole number) of Denison Shares equal to the product of: (A) the number of Common Shares subject to such Options immediately prior to the Arrangement Effective Time and (B) 0.073, and the exercise price per Denison Share shall be the amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A) the exercise price per Common Share subject to such Option immediately before the Arrangement Effective Time divided by (B) 0.073. Except as set out above, and except to that such Denison Replacement Option will only expire on the expiry date of the Option it replaces, the conditions to and manner of exercising, status under applicable laws and all other terms and conditions of each such Denison Replacement Option will be as set out in the Denison Stock Option Plan.

Treatment of Warrants

At the Arrangement Effective Time each Warrant will be exchanged for a Denison Replacement Warrant and each such Denison Replacement Warrant shall thereafter entitle the Warrantholder to acquire a number (rounded down to the nearest whole number) of Denison Shares equal to the product of (A) the number of Common Shares subject to the Warrant immediately before the Arrangement Effective Time and (B) 0.073. The exercise price per Denison Share subject to each such Denison Replacement Warrant shall be the amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A) the exercise price per Common Share subject to such Warrant immediately before the Arrangement Effective Time divided by (B) 0.073. The Denison Replacement Warrants shall otherwise be on terms and conditions that are similar to the terms and conditions governing the Warrants, but also incorporating additional customary terms and conditions regarding such matters as exercise mechanism, partial exercise and adjustment provisions as set out in the form of warrant certificate attached to the Plan of Arrangement as Schedule A.

Fees, Costs and Expenses

All expenses incurred in connection with the Acquisition Agreement and the transactions contemplated by the Acquisition Agreement will be paid by the party incurring those expenses. The Corporation estimates that it will incur fees and related expenses in the aggregate amount of approximately $550,000 if the Arrangement is completed including, without limitation, financial advisors’ fees, legal and accounting fees, severance payments, filing fees, proxy solicitation fees and the costs of preparing, printing and mailing this Circular. Please also see the section entitled “Bridge Loan from Denison”.

Acquisition Agreement

On November 13, 2012 Denison and the Corporation entered into the Original Acquisition Agreement pursuant to which, among other things, Denison agreed to make the Bid to acquire all of the outstanding Common Shares on the basis of 0.073 of one Denison Share for each Common Share and the Corporation agreed to support the Bid, subject to the conditions set out therein, and the Corporation agreed not to solicit any competing Acquisition Proposals. On November 28, 2012 Denison and the Corporation entered into the Amending Agreement which deleted or modified certain key terms of the Original Acquisition Agreement to convert the Bid into the Arrangement. The Original Acquisition Agreement and the Amending Agreement are read together as the “Acquisition Agreement”.

The following is a summary of certain provisions of the Acquisition Agreement. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Acquisition Agreement. The Original Acquisition Agreement and the Amending Agreement have been filed by the Corporation on SEDAR at www.sedar.com.

Conditions Precedent to the Arrangement

Mutual Conditions Precedent

The respective obligations of the Corporation and Denison to complete the Arrangement and the transactions contemplated by the Arrangement are subject to the fulfilment of the following conditions at or before the Arrangement Effective Time or such other time as is specified below:

(a)	the Interim Order shall have been granted in form and substance satisfactory to the parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties, acting reasonably, on appeal or otherwise;

(b)	the Securityholder Approval shall have been obtained at the Meeting;

(c)	(A) the TSX shall have conditionally approved the listing thereon, and the NYSE MKT shall have authorized for listing, subject to official notice of issuance, of the Denison Shares to be issued pursuant to the Arrangement as of the Arrangement Effective Date; and (B) the TSX shall have, if required, accepted notice for filing of all transactions of the Corporation contemplated in the Acquisition Agreement or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSX and the NYSE MKT, as applicable;

(d)	the Final Order shall have been granted in form and substance satisfactory to the parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties, acting reasonably, on appeal or otherwise;

(e)	the Arrangement Effective Time shall be on or before the Completion Deadline;

(f)	there shall not be in force any law, ruling, order or decree, and there shall not have been any action taken under any law or by any Governmental Entity or other regulatory authority that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement that has a Material Adverse Effect on the Corporation or Denison;

(g)

(A) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Regulatory Authority and the expiry, waiver or termination of any waiting periods, in connection with, or required to permit, the completion of the Arrangement; and (B) all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements shall have been obtained or received on terms that are reasonably satisfactory to each of the Corporation and Denison, except where the failure to obtain such consents, waivers, permits, exemptions, orders or approvals, agreements, amendments or modifications or the non-expiry of such waiting periods would not, either individually or in the aggregate, have a Material Adverse Effect on Denison or the Corporation or materially impede the completion of the Arrangement; and

(h)	the Acquisition Agreement shall not have been terminated in accordance with its terms.

Conditions Precedent to the Obligations of Denison

The obligation of Denison to complete the Arrangement and the transactions contemplated by the Arrangement is subject to the fulfilment of the following additional conditions at or before the Arrangement Effective Time or such other time as is specified below:

(a)	the representations and warranties made by the Corporation in the Acquisition Agreement shall be true and correct as of the Arrangement Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, in the reasonable judgment of Denison, have a Material Adverse Effect on the Corporation, and the Corporation shall have provided to Denison, a certificate of two officers of the Corporation certifying such accuracy or lack of Material Adverse Effect on the Arrangement Effective Date;

(b)	from the date of the Acquisition Agreement to the Arrangement Effective Date, there shall not have occurred, and the Corporation and the subsidiaries of the Corporation shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, a Material Adverse Effect on the Corporation;

(c)	the Corporation shall have complied in all material respects with its covenants herein and the Corporation shall have provided to Denison, a certificate of two officers of the Corporation certifying that, as of the Effective Date, the Corporation has so complied with its covenants herein;

(d)	the Board shall not have withdrawn the Board Approval or changed, modified or qualified the Board Approval in a manner that has substantially the same effect or taken any other action or made any other public statement in connection with the Arrangement or the transactions contemplated by the Acquisition Agreement that is inconsistent with the Board Approval;

(e)	each of the Locked-Up Shareholders shall have entered into a Lock-Up Agreement with Denison in a form that is satisfactory to Denison in its sole discretion pursuant to which each of the Locked-Up Shareholders shall have agreed to vote their Common Shares, Options and Warrants, if any, in favour of the Arrangement Resolution;

(f)	the Lock-Up Agreements shall be in effect and unamended at the date of the Meeting;

(g)	the Shareholders holding no more than 10% of the outstanding Common Shares shall have exercised their Dissent Procedures (and not withdrawn such exercise) and Denison shall have received a certificate dated the day immediately preceding the Arrangement Effective Date of two officers of the Corporation to such effect;

(h)	the directors of the Corporation and each of the subsidiaries of the Corporation shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by the Corporation and the subsidiaries of the Corporation to permit the consummation of the Arrangement;

(i)	the Denison Shares to be issued in connection with the Arrangement shall be registered under the MJDS on Form F-8 (or such other Form available under the MJDS as may be agreed to by Denison);

(j)	the Acquisition Agreement shall not have been terminated in accordance with its terms;

(k)	Denison shall have determined, acting reasonably, that:

(i)	no act, action, suit or proceeding shall have been threatened in writing or taken before or by any Regulatory Authority or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law; and

(ii)	no Law, shall have been proposed, enacted, promulgated or applied, in either case:

(A)	to cease trade, enjoin, prohibit or impose material limitations or conditions on completion of the arrangement by Denison;

(B)	which, if the Arrangement was consummated, could in Denison’s reasonable judgement constitute a Material Adverse Effect in respect of the Corporation; or

(C)	which would materially and adversely affect (i) the value of the Common Shares to Denison, or (ii) the ability of Denison to proceed with the Arrangement;

(l)	there shall not exist any prohibition at Law against Denison proposing or completing the Arrangement;

(m)	all government and regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, investigations, orders, rulings, decisions, statements of no objection and exemptions, which Denison shall have determined, acting reasonably, are necessary or desirable to complete the Arrangement, shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to Denison acting reasonably;

(n)	Denison shall have determined, acting reasonably, that there shall not exist or have occurred (or, if there does exist or shall have occurred prior to the Arrangement Effective Time, there shall not have been disclosed generally or to Denison in writing) any change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, properties, financial condition, prospects, licences, permits, rights, privileges or liabilities of the Corporation that, when considered either individually or in the aggregate, constitutes a Material Adverse Effect in respect of the Corporation;

(o)	the Corporation shall have complied with its covenants and obligations under the Acquisition Agreement to be complied with at or prior to the Arrangement Effective Time and all representations and warranties made by the Corporation in the Acquisition Agreement shall be true and correct at and as of the Arrangement Effective Time in all material respects as if made at such time except for those expressly stated to speak as of an earlier time;

(p)	Denison shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings) in any document filed or released by or on behalf of the Corporation with any securities regulatory authority in Canada or elsewhere, including any annual report, financial statements, material change report, press release, management information circular, which Denison shall have determined in its reasonable judgment constitutes a Material Adverse Effect in respect of the Corporation;

(q)	the Board shall not have withdrawn any recommendation made by it that holders of Common Shares approve the Arrangement or changed any such recommendation in a manner that has substantially the same effect or issued a recommendation that holders of Common Shares not accept the proposed Arrangement;

(r)	the Corporation shall not have entered into a definitive agreement in respect of any Acquisition Proposal; and

(s)

there shall have not occurred, developed or come into effect or existence any effect, action, state, condition or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which, in the opinion of Denison, materially adversely affects or involves the financial markets in Canada or the United States generally or the financial condition, business, operations, assets, affairs or prospects of the Company or any of its subsidiaries, associates or entities.

Conditions Precedent to the Obligations of the Corporation

The obligation of the Corporation to complete the Arrangement and the transactions contemplated by the Arrangement is subject to the fulfilment of the following additional conditions at or before the Arrangement Effective Time or such other time as is specified below:

(a)	the representations and warranties made by Denison in the Acquisition Agreement shall be true and correct as of the Arrangement Effective Date as if made on and as of such date, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of the Corporation, have a Material Adverse Effect on Denison;

(b)	from the date of the Acquisition Agreement to the Arrangement Effective Date, there shall not have occurred, and Denison and the subsidiaries of Denison shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, a Material Adverse Effect on Denison;

(c)	Denison shall have complied in all material respects with its covenants in the Acquisition Agreement; and

(d)	the directors of Denison shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Denison to permit the consummation of the Arrangement.

Non-Solicitation Covenant

The Corporation has agreed that, except as otherwise provided by the Acquisition Agreement, it shall not, directly, or indirectly through any Representative of the Corporation:

(i) solicit, assist, initiate, encourage or facilitate (including by way of discussion, negotiation, furnishing information, permitting any visit to any facilities or properties of the Corporation, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding, or that may reasonably be expected to lead to, any Acquisition Proposal;

(ii) engage or participate in any discussions or negotiations regarding, or provide any information with respect to or otherwise cooperate in any way with any person (other than Denison and its Representatives) regarding any Acquisition Proposal or potential Acquisition Proposal;

(iii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Denison, the approval or recommendation of the Acquisition Agreement or the Arrangement by the Board or any of its committees except where a Material Adverse Effect in respect of Denison has occurred and the Board has determined that, as a consequence of such Material Adverse Effect, it would be inconsistent with their fiduciary duties to continue to recommend the approval of the Acquisition Agreement or the Arrangement;

(iv) approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, any Acquisition Proposal provided that remaining neutral with respect to an Acquisition Proposal and/or failing to reconfirm its recommendation of the Acquisition Agreement and the Arrangement for a period of five Business Days following the public announcement of such Acquisition Proposal shall not constitute a breach of any provision of the Acquisition Agreement;

(v) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal; or

(vi) release any person from or waive or otherwise forebear in the enforcement of any confidentiality or standstill agreement or any other agreement with such person that would facilitate the making or implementation of any Acquisition Proposal.

Additionally, the Corporation agreed to immediately cease and cause to be terminated any existing solicitation, discussion, negotiation, encouragement or activity with any person (other than with Denison or any of its Representatives) by the Corporation or any of its Representatives with respect to any Acquisition Proposal or any potential Acquisition Proposal. The Corporation agreed to immediately cease to provide any person (other than Denison or any of its Representatives) with access to information concerning the Corporation in respect of any Acquisition Proposal or any potential Acquisition Proposal, and request the return or destruction of all confidential information provided to any person (other than Denison or any of its Representatives) that has entered into a confidentiality agreement with the Corporation relating to any Acquisition Proposal or potential Acquisition Proposal to the extent provided for in such confidentiality agreement and shall use all commercially reasonable efforts to ensure that such requests are honoured.

The Corporation further agreed to promptly (and in any event within 24 hours) notify Denison, at first orally and then in writing, of any proposal, inquiry, offer or request received by the Corporation or its Representatives: (a) relating to an Acquisition Proposal or potential Acquisition Proposal or inquiry that could reasonably lead or be expected to lead to an Acquisition Proposal; (b) for discussions or negotiations in respect of an Acquisition Proposal or potential Acquisition Proposal; (c) for non-public information relating to the Corporation, access to properties, books, records or a list of Shareholders, Optionholders or Warrantholders; (d) for representation on the Board; or (e) any material amendments to the foregoing. Such notice will include the identity of the person making such proposal, inquiry, offer or request, a description of the terms and conditions of such proposal, inquiry, offer or request, copies of all written communications in respect of such proposal, inquiry, offer or request, including any term sheet, summary or letter of intent or similar document (including drafts thereof) relating to such Acquisition Proposal or potential Acquisition Proposal and such other details of the proposal, inquiry, offer or request that Denison may reasonably request. The Corporation agreed to keep Denison promptly and fully informed of the status, including any change to the material terms, of such proposal, inquiry, offer or request and agreed to respond promptly to all inquiries by Denison with respect thereto.

Responding to Acquisition Proposals

Notwithstanding the non-solicitation covenants in the Acquisition Agreement, following the receipt by the Corporation of a bona fide written Acquisition Proposal made after November 13, 2012 (that was not solicited, assisted, initiated, encouraged or facilitated in contravention of the terms of the Acquisition Agreement), the Corporation and its Representatives may:

(i) contact the person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying its terms and conditions and the likelihood of its consummation so as to determine whether such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal; and

(ii) if the Board determines, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is a Superior Proposal and that the failure to take the relevant action would be inconsistent with its fiduciary duties: (A) furnish information with respect to the Corporation to the person making such Acquisition Proposal and its Representatives and allow such person and its Representatives access to the Corporation’s facilities and properties only if such person has entered into a confidentiality agreement that contains provisions that are not less favourable to the Corporation than those contained in the confidentiality agreement dated November 13, 2012 between the Corporation and Denison (except that it shall permit the disclosure to Denison of the existence of such agreement), provided that the Corporation sends a copy of such confidentiality agreement to Denison promptly following its execution and Denison is promptly provided with a list of, and access to (to the extent not previously provided to Denison) the information provided to such person; and (B) engage in discussions and negotiations with the person making such Acquisition Proposal and its Representatives, provided that all such access and discussions should cease during the Match Period.

Ability of the Corporation to Accept a Superior Proposal and Denison’s Right to Match

Notwithstanding the non-solicitation covenants in the Acquisition Agreement, the Corporation has the ability to enter into an agreement (other than a confidentiality agreement permitted by the terms of the Acquisition Agreement as described above) with respect to an Acquisition Proposal that is a Superior Proposal and/or withdraw, modify or qualify its approval or recommendation of the Arrangement and recommend or approve an Acquisition Proposal that is a Superior Proposal, provided:

(A)	the Corporation has complied with its non-solicitation obligations contained in the Acquisition Agreement;

(B)	the Board has determined, after consultation with its outside legal and financial advisors, that such Acquisition Proposal (disregarding, for the purpose of such determination, any terms of such Acquisition Proposal that provides for a due diligence investigation) is a Superior Proposal and that the failure to take the relevant action would be inconsistent with its fiduciary duties;

(C)	the Corporation has delivered written notice to Denison (A) of the determination of the Board that the Acquisition Proposal is a Superior Proposal, (B) of the intention of the Board to approve or recommend such Superior Proposal and/or of the Corporation to enter into an agreement with respect to such Superior Proposal, together with a copy of such agreement that is capable of acceptance by the Corporation and (C) providing a summary of the valuation analysis attributed by the Board in good faith to any non-cash consideration included in such Acquisition Proposal after consultation with its financial advisors (the “Superior Proposal Notice”);

(D)	at least five Business Days have elapsed since the date the Superior Proposal Notice was received by Denison, which five-Business Day period is referred to as the “Match Period”;

(E)	if Denison has offered to amend the terms of the Arrangement and the Acquisition Agreement during the Match Period and such Acquisition Proposal continues to be a Superior Proposal compared to the amendment to the terms of the Arrangement and the Acquisition Agreement offered by Denison at the termination of the Match Period; and

(F)	the Corporation terminates the Acquisition Agreement by recommending or approving an Acquisition Proposal and the Corporation has previously paid or, concurrently with termination, pays the Termination Payment to Denison.

During the Match Period, Denison shall have the opportunity, but not the obligation, to offer to amend the terms of the Arrangement and the Acquisition Agreement and the Corporation shall cooperate with Denison with respect thereto, including negotiating in good faith with Denison to enable Denison to make such amendments to the Arrangement and the Acquisition Agreement as Denison deems appropriate as would enable Denison to proceed with the Arrangement on such adjusted provisions. The Board shall review any such offer by Denison to amend the terms of the Arrangement and the Acquisition Agreement in order to determine, in good faith in the exercise of its fiduciary duties, whether Denison’s offer to amend the Arrangement and the Acquisition Agreement, upon its acceptance, would result in the Acquisition Proposal ceasing to be a Superior Proposal compared to the amendment to the terms of the Arrangement and the Acquisition Agreement offered by Denison. If the Board determines that the Acquisition Proposal would cease to be a Superior Proposal, Denison shall amend the Arrangement and the Corporation and Denison shall enter into an amendment to the Acquisition Agreement reflecting the offer by Denison to amend the terms of the Arrangement and the Acquisition Agreement.

Nothing in the Acquisition Agreement shall prevent the Board from responding through a directors’ circular or otherwise as required by applicable Laws to an Acquisition Proposal that it determines is not a Superior Proposal or from calling a meeting of shareholders in response to a valid requisition of a shareholders’ meeting from a shareholder of the Corporation. Denison and its legal advisors shall be given a reasonable opportunity to review and comment on the form and content of any such response prior to its printing, publication or announcement and the Corporation has agreed to incorporate all reasonable comments made by Denison or its counsel.

Reaffirmation of Recommendation by the Board

The Corporation agreed that the Board will promptly reaffirm its recommendation of the Arrangement by press release after: (i) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made, (ii) the Board determines that a proposed amendment to the terms of the Arrangement and the Acquisition Agreement would result in the Acquisition Proposal not being a Superior Proposal, and Denison has so amended the terms of the

Arrangement; or (iii) the written request of Denison. Denison and its legal advisor shall be given a reasonable opportunity to review and comment on the form and content of any such press release and the Corporation shall incorporate all reasonable comments made by Denison and its counsel.

Termination of the Acquisition Agreement

The Acquisition Agreement, may be terminated upon the occurrence of any of the following events:

(a)	if any condition of the Acquisition Agreement for the benefit of the terminating party is not satisfied or waived in accordance with those sections;

(b)	by mutual written agreement of Denison and the Corporation;

(c)	if the Meeting shall have been held and completed and the Securityholder Approval shall not have been obtained;

(d)	if the Arrangement has not been completed by the Completion Deadline, provided however, if the Arrangement has not been completed by such date because the Meeting has not been held due to the fault of the Corporation (the parties acknowledging that the Corporation is not at fault in the event that the Meeting has not been held due to an order of a Regulatory Authority), then the Corporation shall not be entitled to terminate the Acquisition Agreement.

(e)	if the Lock-Up Agreements are terminated in accordance with their terms by the Locked-Up Shareholders;

(f)	by the Corporation or Denison, if any Regulatory Authority has issued an order, decree or ruling permanently restraining or enjoining or otherwise prohibiting any of the transactions contemplated by the Acquisition Agreement (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable) which order, decree or ruling is final and non-appealable;

(g)	by the Corporation or Denison, if (i) the other party is in default of any material covenant or obligation under the Acquisition Agreement; or (ii) any representation or warranty of the other party to the Acquisition Agreement was at the date of the Acquisition Agreement untrue or incorrect in any material respect or has become untrue or incorrect in any material respect at any time prior to the Arrangement Effective Time, except for such inaccuracies in the representations and warranties which, individually or in the aggregate, would not reasonably be expected to, in the case of Denison, have a Material Adverse Effect in respect of the Corporation or prevent or materially delay the consummation of the transactions contemplated in the Acquisition Agreement, or, in the case of the Corporation, prevent or materially delay the consummation of the transactions contemplated in the Acquisition Agreement, provided that the non-defaulting party has delivered written notice to the defaulting party specifying in reasonable detail all defaults or breaches of covenants, representations and warranties or other matters which such non-defaulting party is asserting as the basis for the right of termination and is entitled to terminate the Acquisition Agreement only if such default or breach has not been cured at the earlier of (x) the Arrangement Effective Time and (y) the close of business on the third Business Day after the delivery of such notice of default or breach;

(h)	by Denison, if (i) the Board withdraws, modifies, changes or qualifies its approval or recommendation of the Acquisition Agreement or the Arrangement in any manner adverse to Denison; (ii) the Board fails to publicly affirm its approval or recommendation of the Acquisition Agreement or the Arrangement within five calendar days of any written request to do so by Denison; (iii) the Board recommends or approves an Acquisition Proposal; (iv) the Board has resolved to do either (i) or (iii) above; or (v) the Corporation is in material default of any covenant or obligation under its covenants regarding Acquisition Proposals (each of (i) through (v) being an “Denison Termination Event”);

(i)	by the Corporation, if the Corporation enters into a definitive agreement with respect to a Superior Proposal provided that the Corporation has paid to Denison the applicable Termination Payment and provided that the Corporation is not in breach of any of its covenants or obligations under the Acquisition Agreement; and

(j)	by the Corporation or Denison, if Denison elects not to match a Superior Proposal in accordance with the Acquisition Agreement, provided the Corporation has paid to Denison the applicable Termination Payment (each of the events referred to in clause (i), above and this clause (j) being a “JNR Termination Event”).

Termination Payment

Denison will be entitled to a payment of $325,000 (the “Termination Payment”) upon the occurrence of any of the following events (each a “Termination Payment Event”) which will be paid by the Corporation within the time specified in respect of each such Termination Payment Event:

(a)	the Acquisition Agreement is terminated by Denison pursuant to an Denison Termination Event, in which case the Termination Payment will be paid to Denison by 1:00 p.m. (Toronto time) on the first Business Day following termination;

(b)	the Acquisition Agreement is terminated by the Corporation pursuant to a JNR Termination Event, in which case the Termination Payment will be paid prior to or concurrently with such termination;

(c)	the Acquisition Agreement is terminated by Denison if the Corporation is in default of any material covenant or obligation, or if any representation or warranty of the other party to the Acquisition Agreement, shall have been at the date hereof untrue or incorrect in any material respect or shall have become untrue or incorrect in any material respect at any time prior to the Arrangement Effective Time, except for such inaccuracies in the representations and warranties, which individually or in the aggregate, would not reasonably be expected to, in the case of the Arrangement or, have a Material Adverse Effect in respect of the Corporation or prevent or materially delay the consummation of the transactions contemplated herein, or, in the case of the Corporation, prevent or materially delay the consummation of the transactions contemplated herein, in which case the Termination Payment will be paid to Denison by 1:00 p.m. (Toronto time) on the first business day following termination. Notwithstanding the forgoing, the Termination Payment shall not be payable to Denison if the Acquisition Agreement is terminated by Denison due do Securityholder Approval not being obtained, provided the Corporation is in compliance with its covenants and obligations under the Acquisition Agreement with respect to holding the Meeting, and generally.

The Termination Payment will be paid by the Corporation to Denison by wire transfer in immediately available funds to an account specified by Denison.

If a Termination Payment Event occurs, the payment of the Termination Payment is the sole remedy in compensation for damages of Denison and its affiliates with respect to the event or events giving rise to the termination of the Acquisition Agreement and the resulting Termination Payment Event; provided, however, that (i) nothing contained in the Acquisition Agreement, and no payment of any Termination Payment, will relieve or have the effect of relieving any party in any way from liability for damages incurred or suffered by a party as a result of an intentional or wilful breach of the Acquisition Agreement; and (ii) nothing contained in the Acquisition Agreement, and no payment of any Termination Payment will affect any obligation of the Corporation to repay any amounts lent to it by Denison together with any applicable interest.

Representations and Warranties

The Acquisition Agreement contains a number of customary representations and warranties of Denison and the Corporation relating to, among other things, corporate status, capitalization, the corporate authorization and enforceability of, and board approval of, the Acquisition Agreement and the Arrangement and fair presentation of financial statements. The representations and warranties of the Corporation also address various matters relating to the business, operations and properties of the Corporation, including: except as set out in the Company’s public disclosure record, there has been an absence of any Material Adverse Effect and certain other changes or events since January 31, 2012; absence of litigation or other actions which if determined adversely is likely to have a Material Adverse Effect in respect of the Corporation or prevent or materially delay consummation of the transactions contemplated by the Acquisition Agreement; employee severance, termination or other payments upon a change of control; real property and mining concessions; mineral interests and rights; taxes; insurance; and environmental matters. In addition, Denison has represented that the Denison Shares to be issued and delivered by Denison to Shareholders pursuant to the Arrangement, when issued and delivered as part of the consideration paid for Common Shares acquired by Denison pursuant to the Arrangement, will be duly and validly issued and fully paid and non-assessable shares of Denison.

Conduct of Business

The Corporation has agreed that, prior to the Arrangement Effective Time, unless Denison otherwise agrees in writing, such agreement not to be unreasonably withheld or delayed, or as otherwise expressly contemplated or permitted by the Acquisition Agreement, the Corporation will, among other things, (a) conduct its businesses only in, not take any action except in, and maintain its facilities in, the usual, ordinary and regular course of business consistent with past practice and use commercially reasonable efforts to preserve intact its present business organization, assets (including intellectual property) and goodwill, maintain its real property interests (including title to, and leasehold interests in respect of, any real property) in good standing, keep available the services of its officers and employees as a group and preserve the current relationships with suppliers, distributors, employees, consultants, customers and others having business relationships with it; and (b) consult with Denison with respect to decisions and expenditures in respect of the exploration, development and maintenance of all of the properties and assets owned and controlled by the Corporation. The Corporation has also agreed that it will not take certain actions specified in the Acquisition Agreement.

Other Covenants

Each of the Corporation and Denison has agreed to a number of mutual covenants, including to use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable (a) to satisfy (or cause the satisfaction of) the conditions to the Arrangement and to consummate and make effective as promptly as is practicable the transactions contemplated by the Acquisition Agreement; and (b) for the discharge by each party of its respective obligations under the Acquisition Agreement and the Arrangement, including its obligations under applicable Laws and to cooperate with the other party in taking such actions. In addition, the Corporation has agreed to continue to provide Denison and its representatives with access to the Corporation’s books, records and properties to allow Denison to continue to conduct such investigations as Denison may consider necessary or advisable, and to assist Denison in any such investigations.

The Corporation’s Directors and Officers

From and after the Arrangement Effective Time, Denison (or its successor) will maintain for a period of six years on a “trailing” or “run-off” basis, a directors’ and officers’ insurance policy for all present and former directors and officers of the Corporation, covering claims in respect of acts or omissions in their capacity as directors or officers of the Corporation occurring prior to the Arrangement Effective Time made prior to or within six years after such time, on terms and conditions comparable to those applicable to the current directors and officers of the Corporation, provided that in no event will the Corporation be required to expend more than an amount per year equal to 200% of the current annual premiums paid by the Corporation for such insurance.

From and after the Effective Time, Denison shall ensure and shall cause the Corporation to ensure that all rights of indemnification contained in the articles of the Corporation (or its successors) remain in full force and effect and such provisions shall not, except to the extent required by applicable Laws, be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors or officers of the Corporation, and the Corporation shall ensure that the obligations of the Corporation under any indemnification agreements between the Corporation and its directors and officers continue in place or are assumed by, if applicable, any successor to the Corporation.

ABOUT DENISON MINES CORP.

Denison’s Reasons For The Arrangement

Denison’s desire to complete the Arrangement with the Corporation is driven by the complementary nature of the Corporation’s mineral projects with Denison’s extensive portfolio of exploration properties in the Athabasca Basin of northern Saskatchewan. The Corporation and Denison have jointly owned and operated a number of exploration stage mining properties in the Athabasca Basin since 2003 when IUC and the Corporation entered into an option agreement which granted IUC the right to acquire an interest in the Moore Lake Project. Currently, seven properties are the subject of joint ventures between Denison and the Corporation.

Through the Arrangement, Denison will be able to acquire 100% ownership on a number of properties including Moore Lake, Bell Lake, Cigar Lake South and North Wedge. In addition, Denison will acquire and have the opportunity to become the operator on several projects jointly owned with the Corporation which the Corporation is currently operating. These properties include Kelic Lake, Lazy Edwards and South Dufferin. Many of the aforementioned properties are proximal to Denison’s current high priority exploration targets.

Summary of the Business

Denison, formerly IUC, is a Toronto, Ontario based corporation engaged in uranium exploration and development. The registered and head office of Denison is located at Atrium on Bay, Suite 402, 595 Bay Street, Toronto, Ontario, M5G 2C2, Canada. Denison’s website address is www.denisonmines.com.

Denison was formed by articles of amalgamation effective May 9, 1997 pursuant to the Business Corporations Act (Ontario) (the “OBCA”). On December 1, 2006, IUC combined its business and operations with Denison Mines Inc. (“DMI”), by way of arrangement under the OBCA (the “DMI Arrangement”). Pursuant to the DMI Arrangement, all of the issued and outstanding shares of DMI were acquired in exchange for IUC’s shares at a ratio of 2.88 common shares of IUC for each common share of DMI. Effective December 1, 2006, IUC’s articles were amended to change its name to “Denison Mines Corp.”

Prior to June 2012 Denison was engaged in uranium exploration, development, mining and milling with uranium mining projects in both the United States and Canada and development projects in Canada, the United States, Zambia and Mongolia. Denison’s principal assets included interests in two uranium mills in North America, including its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake uranium mill in Saskatchewan, which has been on standby-by since 2010.

On June 29, 2012, Denison sold all of its U.S. subsidiaries holding all of Denison’s mining assets and operations located in the United States to Energy Fuels Inc. by way of plan of arrangement. In exchange, Denison shareholders received 1.106 common shares of Energy Fuels Inc. for each Denison Share held, while still retaining their Denison Shares.

Following the completion of Energy Fuels Transaction, Denison became and is now a uranium exploration and development company with interests in exploration and development projects in Saskatchewan, Zambia and Mongolia.

As at the date of this Circular, Denison’s key assets include:

•	a 22.50% interest in the McClean Lake uranium processing facility and uranium deposits in northern Saskatchewan;

•	a 25.17% interest in the Midwest uranium project, including the Midwest and the Midwest A deposits in northern Saskatchewan;

•

A 60% interest in the Wheeler River project which includes the Phoenix deposits. Denison has filed a technical report in accordance with NI 43-101 which estimates Indicated Mineral Resources at Phoenix A as 35.64 million pounds (Denison’s share being 21.38 million pounds), consisting of 89,900 tonnes at an average grade of 18.0% U3O8, and Inferred Mineral Resources at Phoenix B as 3.81 million pounds (Denison’s share being 2.29 million pounds), consisting of 23,800 tonnes at an average grade of 7.3% U3O8 based on a cut-off grade of 0.8% U3O8 .

•

Denison has an extensive portfolio of exploration and development property interests in the Athabasca Basin including: Moore Lake (75%, the remaining interest belonging to the Corporation), Park Creek (49%), Bell Lake (60%, the remaining interest belonging to the Corporation) and Wolly (22.5%). Denison also has an equity interest in International Enexco Limited (IEC: TSX.V), a junior exploration company who is a party to the Mann Lake Joint Venture (30%).

•

Beyond Canada, Denison has an interest in mineral exploration properties in Mongolia and owns the Mutanga uranium project in southern Zambia. Denison has completed mineral resources estimates on its properties in both of these countries.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (DES) division. Denison’s wholly owned subsidiary, DMI, is also the manager of Uranium Participation Corporation, a publicly traded company listed on the TSX under the stock symbol U, which invests in uranium oxide in concentrates and uranium hexafluoride.

Denison conducts its business through a number of subsidiaries. The following is a diagram depicting the current corporate structure of Denison and its subsidiaries, including the name, jurisdiction of incorporation and proportion of ownership interest in each.

For a detailed description of the business of Denison, please refer to “General Development of the Business” and “Denison’s Business” in the Denison AIF, which is available on Denison’s website at www.denisonmines.com or under Denison’s profile on SEDAR at www.sedar.com.

CONSOLIDATED CAPITALIZATION

On December 17, 2012, and prior to the issue of Denison Shares in respect of the Transaction, Denison has a total of 388,805,915 Denison Shares issued and outstanding. After the issuance of Denison Shares in respect of the Transaction, Denison will have 396,781,413 Denison Shares issued and outstanding, assuming that none of the Denison Replacement Warrants and the Denison Replacement Options is exercised.

In respect of the Transaction, Denison will issue 272,290 Denison Replacement Warrants, exercisable into 272,290 Denison Shares at a price of $2.0548 in accordance with their terms. Denison will also grant up to 579,255 Denison Replacement Options pursuant to the Denison Option Plan and as provided for under the Arrangement, which will entitle the holders thereof to acquire up to 579,255 Denison Shares in accordance with their terms.

Denison currently has no convertible securities outstanding, except pursuant to the Denison Option Plan. Other than with respect to the issue of 4,145,000 Denison Shares on a private placement basis on October 26, 2012, since September 30, 2012, there have been no material changes to Denison’s share and loan capital on a consolidated basis.

DESCRIPTION OF EQUITY SECURITIES

Denison is authorized to issue an unlimited number of common shares. As at December 17, 2012, there were 388,805,915 Denison Shares issued and outstanding.

The holders of Denison Shares are entitled to receive notice of, and to one vote per share at, every meeting of shareholders of Denison, to receive such dividends as the Board of Directors of Denison declares and to share equally in the assets of Denison remaining upon the liquidation, dissolution or winding up of Denison after the creditors of Denison have been satisfied.

PRIOR SALES

During the 12-month period leading up to the filing of this Circular, the only other issuances of Denison Shares was the issuance of 4,145,000 Denison Shares at $1.69 per share on a private placement basis on October 26, 2012.

COMPARATIVE MARKET PRICES OF THE CORPORATION AND DENISON

The Common Shares are listed and posted for trading on the TSXV under the symbol “JNN”. Denison Shares are listed on the TSX (stock symbol: DML) and the NYSE MKT (stock symbol: DNN). The following table sets forth, for the periods indicated, the reported intra-day high and low sales prices and aggregate volume of trading of the Common Shares (on the TSXV) and the Denison Shares (on the TSX and NYSE MKT).

Common Shares

Month	High (Cdn$)	Low (Cdn$)	Volume
December 1 to December 17, 2012	0.090	0.075	4,745,756
November 2012	0.085	0.050	6,044,071
October 2012	0.075	0.055	763,271
September 2012	0.085	0.065	1,075,412
August 2012	0.080	0.060	726,537
July 2012	0.090	0.065	1,728,888
June 2012	0.090	0.080	612,905
May 2012	0.100	0.075	876,039
April 2012	0.105	0.085	950,283
March 2012	0.170	0.095	2,163,622
February 2012	0.220	0.110	3,530,611
January 2012	0.135	0.070	2,812,817

Denison Shares

Month	High (Cdn$) TSX	Low (Cdn$) TSX	Volume TSX	High (US$) NYSE MKT	Low (US$) NYSE MKT	Volume NYSE MKT
December 1 to December 17, 2012	1.28	1.05	8,566,353	1.30	1.06	8,077,072
November 2012	1.29	1.04	12,042,313	1.29	1.04	14,773,725
October 2012	1.49	1.25	12,016,557	1.52	1.26	11,064,497
September 2012	1.68	1.36	18,378,752	1.72	1.39	29,184,100
August 2012	1.49	1.30	8,825,247	1.49	1.28	9,559,114
July 2012	1.52	1.21	11,179,635	1.50	1.23	10,098,637
June 2012	1.62	1.31	16,270,328	1.59	1.27	11,478,819
May 2012	1.95	1.35	18,179,997	1.97	1.33	15,400,663
April 2012	1.89	1.31	28,471,761	1.92	1.31	20,485,381
March 2012	1.98	1.48	40,017,254	2.00	1.50	23,662,145
February 2012	2.06	1.68	39,088,834	2.06	1.68	26,932,591
January 2012	2.05	1.28	31,912,766	2.03	1.26	23,518,874

The price of the Common Shares as reported by the TSXV at the close of business on November 13, 2012, the last trading day immediately before the announcement of the signing of the Acquisition Agreement, was $0.055.

The price of the Denison Shares as reported by the TSX at the close of business on November 13, 2012, the last trading day immediately before the announcement of the Arrangement, was $1.17. The price of the Denison Shares as reported by the NYSE MKT at the close of business on November 13, 2012 was US$1.15.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Denison, at its offices located at 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2 (Telephone: (416) 979-1991) or by faxing a written request to (416) 979-5893, or by accessing the disclosure documents available through the Internet on SEDAR at www.sedar.com.

The following documents of Denison, which have been filed with the securities commissions or similar authorities in the provinces of Canada in which Denison is a reporting issuer, are specifically incorporated by reference into and form an integral part of the Circular:

1.	Denison’s Annual Information Form dated March 28, 2012 for the year ended December 31, 2011 (the “Denison AIF”);

2.	The Audited Consolidated Financial Statements of Denison as at and for the years ended December 31, 2011 and 2010, together with the notes thereto and the auditor’s report thereon dated March 8, 2012;

3.	Denison’s Management’s Discussion and Analysis of the financial condition and results of operations of Denison for the year ended December 31, 2011;

4.	Denison’s Unaudited Interim Consolidated Financial Statements for the nine months ended September 30, 2012 and 2011, together with the notes thereto;

5.	Management’s Discussion and Analysis as at and for the nine month period ended September 30, 2012;

6.	The material change report of Denison dated July 6, 2012 relating to the Energy Fuels Transaction;

7.	The information circular of Denison dated March 26, 2012, relating to the annual meeting of shareholders held on May 10, 2012; and

8.	The information circular of Denison dated May 28, 2012, relating to the special meeting of shareholders held on June 25, 2012.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference herein, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by Denison with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Circular and prior to the Arrangement Effective Date are deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which is also, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

INTERESTS OF EXPERTS

The persons or companies that have prepared reports relating to Denison’s mineral properties that are referenced in this Circular or documents incorporated by reference herein are Lawrence B. Cochrane, Ph.D., P.Eng Luke Evans, M.Sc., P.Eng., Neil N. Gow, P.Geo., James W. Hendry, P.Eng., Leo R. Hwozdyk, P.Eng., Christopher Moreton, Ph.D, P.Geo, Thomas C. Pool, P.E., William E. Roscoe, Ph. D., P. Eng., David A. Ross, P. Geo., Richard E. Routledge, M.Sc., P.Geo., Douglas H. Underhill, Ph.D., C.P.G. and Hrayr Agnerian, M.Sc. (Applied), P.Geo. of RPA Inc. (formerly Scott Wilson Roscoe Postle Associates Inc.); Michel Dagbert, P.Eng. of Geostat Systems International Inc.; Malcolm Titley, B.Sc., MAusIMM, MAIG, of CSA Global (UK) Ltd.; and Gilles Arseneau, Ph.D., P.Geo. and Cliff Revering, P.Eng. of SRK Consulting.

As at the date hereof, each of the aforementioned individuals, the directors, officers and employees in the aggregate, as applicable, of each of RPA Inc., Geostat Systems International Inc., CSA Global (UK) Ltd. and SRK Consulting, and each of such companies beneficially own, directly or indirectly, less than 1% of the Denison Shares.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act in respect of the Arrangement to a Shareholder who at all relevant times and for the purposes of the Tax Act: (i) deals at arm’s length with Denison and the Corporation, and is not affiliated with Denison or the Corporation; and (ii) holds their Common Shares and will hold any Denison Shares to be received under the Arrangement as capital property (a “Holder”). Common Shares and Denison Shares will generally constitute capital property to a Holder thereof unless such securities are held in the course of carrying on a business of buying and selling securities or were acquired in a transaction considered to be an adventure or concern in the nature of trade.

This summary does not address the Canadian federal income tax consequences of the Arrangement to the Optionholders or Warrantholders and accordingly Optionholders and Warrantholders are urged to consult their own tax advisors regarding the potential Canadian federal income tax consequences of the Arrangement to them.

This summary is not applicable to a Shareholder: (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (ii)that is a “specified financial institution” or “restricted financial institution” as defined in the Tax Act; (iii)who has acquired Common Shares upon the exercise of an employee stock option; (iv)an interest in which is a “tax shelter investment” as defined under the Tax Act, (v)that has elected to report its “Canadian tax results” in a functional currency in accordance with the provisions of subsection 261(3) of the Tax Act, or (vi) following the completion of the Arrangement will, either alone or together with other persons with whom the Shareholder does not deal at arm’s length, either control Denison or beneficially own Denison Shares that have a fair market value in excess of 50% of the fair market value of all outstanding Denison Shares. Such Shareholders should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the “Regulations”) in force as of the date hereof and the current administrative practices and assessing policies of the Canada revenue Agency. This summary also takes into account all specific proposals to amend the Tax Act and the Regulations (the “Proposed Amendments”) announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that all Proposed Amendments will be enacted in the form proposed. However, there can be no assurance that the Proposed Amendments will be enacted in the form proposed or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action or decision, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT EXHAUSTIVE OF ALL POSSIBLE CANADIAN FEDERAL INCOME TAX CONSIDERATIONS. THIS SUMMARY IS NOT INTENDED TO BE,

NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER. ACCORDINGLY, HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS FOR ADVICE AS TO THE INCOME TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES.

SHAREHOLDERS RESIDENT IN CANADA

The following portion of this summary is generally applicable to a Holder who, at all relevant times, is a resident of Canada or who is deemed to be a resident of Canada for purposes of the Tax Act (a “Resident Holder”). Certain Shareholders resident in Canada within the meaning of the Tax Act who might not otherwise be considered to own Common Shares as capital property may be entitled to have them and all other “Canadian securities”, as defined in the Tax Act, treated as capital property by making the irrevocable election permitted by subsection39(4) of the Tax Act. Resident Holders contemplating making a subsection 39(4) election should consult their own tax advisors for advice as to whether the election is available or advisable in their particular circumstances.

Disposition of Common Shares under the Arrangement

A Resident Holder whose Common Shares are disposed of to Denison in exchange for Denison Shares pursuant to the Arrangement will be deemed to have disposed of such Common Shares for proceeds of disposition equal to the Resident Holder’s adjusted cost base thereof immediately before the disposition (unless the Resident Holder chooses otherwise, as described below). As a result, the Resident Holder will not recognize a capital gain or capital loss in respect of the disposition. The Resident Holder will be deemed to have acquired the Denison Shares received pursuant to the Arrangement at a cost equal to the Resident Holder’s adjusted cost base of the Common Shares immediately before the disposition. The Resident Holder’s cost of such Denison Shares must be averaged with the adjusted cost base of any other Denison Shares held by the Resident Holder at that time as capital property to determine the Holder’s adjusted cost base of each such Denison Share.

Notwithstanding the foregoing, a Resident Holder who disposes of Common Shares for Denison Shares pursuant to the Arrangement may, if the Resident Holder so chooses, recognize all (but not less than all) of any capital gain or capital loss otherwise realized on the disposition of the Common Shares by reporting the capital gain or capital loss in the Resident Holder’s income tax return for the taxation year during which the disposition occurs. The cost to the Resident Holder of the Denison Shares acquired pursuant to the Arrangement in such an event will be equal to the fair market value of the Denison Shares immediately before the disposition. The taxation of capital gains and capital losses is described below under the subheading “Taxation of Capital Gains and Capital Losses”.

Dividends on Denison Shares

In the case of a Resident Holder who is an individual, dividends received or deemed to be received on Denison Shares will be included in computing the individual’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations including the enhanced dividend tax credit rules applicable to any dividends designated by Denison as “eligible dividends”, as defined in the Tax Act.

In the case of a Resident Holder that is a corporation, dividends received or deemed to be received on Denison Shares will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. A “private corporation” (as defined in the Tax Act), or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable to pay a refundable tax of 331/3% under Part IV of the Tax Act on dividends received or deemed to be received on the Denison Shares to the extent such dividends are deductible in computing the corporation’s taxable income.

Dispositions of Denison Shares

The disposition or deemed disposition of Denison Shares by a Resident Holder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of those shares immediately before the disposition. See the subheading “Taxation of Capital Gains and Capital Losses” below for a general description of the treatment of capital gains and capital losses under the Tax Act.

Taxation of Capital Gains and Capital Losses

One-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year will be included in the Resident Holder’s income for the year. One-half of any capital loss (an “allowable capital loss”) realized by the Resident Holder in a year may be deducted against taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back up to three taxation years or carried forward indefinitely and deducted against net taxable capital gains in those other years, to the extent and in the circumstances specified in the Tax Act.

If the Resident Holder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of a share may be reduced by the amount of certain dividends received or deemed to be received by the corporation on the share, to the extent and under circumstances specified by the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a partnership or trust of which the corporation is a member or beneficiary is a member of a partnership or a beneficiary of a trust that owns shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Dissenting Resident Holders

A Resident Holder who disposes of Common Shares to Denison upon the exercise of Dissent Procedures will have proceeds of disposition equal to the cash received. The dissenting Resident Holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Holder’s Common Shares.

A capital gain or capital loss realized by a dissenting Resident Holder will be treated in the same manner as described above under the subheading “Taxation of Capital Gains and Capital Losses”.

Interest awarded by a court to a dissenting Resident Holder will be included in the Resident Holder’s income for purposes of the Tax Act.

Minimum Tax on Individuals

Capital gains realized by individuals and certain trusts may give rise to minimum tax under the Tax Act.

Additional Refundable Tax on Canadian-Controlled Private Corporations

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 62/3% on certain investment income, including amounts in respect of net taxable capital gains and dividends or deemed dividends not deductible in computing taxable income.

Eligibility for Investment

Provided the Denison Shares continue to be listed on a “designated stock exchange” (as defined in the Tax Act) (which includes the TSX), or if Denison continues to qualify as a “public corporation” for purposes of the Tax Act, the Denison Shares will be a qualified investment under the Tax Act for a trust governed by a registered retirement savings plan (an “RRSP”), a registered retirement income fund (an “RRIF”), a registered education savings plan, a registered disability savings plan, a deferred profit sharing plan or a tax-free savings account (a “TFSA”) all as defined in the Tax Act.

Provided that for purposes of the Tax Act, the annuitant of an RRSP or RRIF or the holder of a TFSA, as the case may be, deals at arm’s length with Denison and does not have a “significant interest” in Denison or a corporation, partnership or trust with which Denison does not deal at arm’s length, the Denison Shares will not be a prohibited investment for such RRSPs, RRIFs or TFSAs, as the case may be, under the Tax Act. Annuitants of an RRSP or RRIF and holders of a TFSA should consult their own tax advisors to ensure the Denison Shares would not be a prohibited investment in their particular circumstances.

SHAREHOLDERS NOT RESIDENT IN CANADA

The following portion of the summary is applicable to a Holder who: (i) has not been, is not, and will not be resident or deemed to be resident in Canada for purposes of the Tax Act; and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, Common Shares or Denison Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Disposition of Common Shares under the Arrangement

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Common Shares to Denison in exchange for Denison Shares pursuant to the Arrangement unless the Common Shares at the time of their disposition constitute “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty or convention.

Generally, a share of a corporation will not constitute “taxable Canadian property” to a Non-Resident Holder at the time of a disposition where such share is listed at that time on a “designated stock exchange” as defined in the Tax Act (which definition currently includes the TSX-V and TSX) and at no time during the 60-month period immediately preceding the disposition, (a) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class of the capital stock of the corporation, and (b) more than 50% of the fair market value of the share was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any of the foregoing properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, shares could be deemed to be taxable Canadian property of a Non-Resident Holder.

A Non-Resident Holder whose Common Shares are taxable Canadian property may be required to file a Canadian income tax return reporting the disposition of such Common Shares in certain circumstances. Non-Resident Holders whose Common Shares are taxable Canadian property are advised to consult with their own tax advisors.

Dividends on Denison Shares

Dividends paid or deemed to be paid or credited to a Non-Resident Holder on Denison Shares will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding tax to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention that is in force at the time of the payment, credit or deemed payment of such dividends. For example, under the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed on September 26, 1980, as amended (the “Convention”), where dividends are paid to or derived by a Non-Resident Holder who is a U.S. resident for purposes of, and who is entitled to benefits in accordance with the provisions of the Convention, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions of Denison Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of Denison Shares unless the Shares constitute “taxable Canadian property” of the Non-Resident Holder. The circumstances in which Denison Shares may constitute taxable Canadian property and the implications to a Non-Resident Holder of Denison Shares constituting taxable Canadian property will generally be the same as discussed above in respect of the Common Shares under the heading “Shareholders Not Resident in Canada—Disposition of Common Shares under the Arrangement”.

Dissenting Non-Resident Holders

A Non-Resident Holder who disposes of Common Shares to Denison upon the exercise of Dissent Procedures in consideration for a cash payment will realize a capital gain or capital loss in the same manner as discussed above under

“Shareholders Resident in Canada- Dissenting Resident Holders”. The same general considerations apply as discussed above under the subheading “Shareholders Not Resident in Canada—Disposition of Common Shares under the Arrangement” in determining whether a capital gain will be subject to tax under the Tax Act.

Interest received by a Non-Resident Holder consequent upon the exercise of the Dissent Procedures will not be subject to withholding tax under the Tax Act.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

U.S. Treasury Department Circular 230 Notice: To ensure compliance with Treasury Department Circular 230, you are hereby notified that: (i) any discussion of U.S. federal tax issues in this Circular (including any attachments) is not intended or written to be relied upon, and cannot be relied upon by you, for the purpose of avoiding penalties that may be imposed on you under the U.S. Internal Revenue Code of 1986, as amended; (ii) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein; and (iii) you should seek advice based on your particular circumstances from an independent tax advisor.

The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to (i) the Arrangement and (ii) the ownership and disposition of Denison Shares acquired pursuant to the Arrangement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of participating in the Arrangement or the ownership and disposition of Denison Shares acquired pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences applicable to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Except as otherwise discussed herein, this summary does not address tax reporting and compliance matters, and does not address U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the Arrangement and the ownership and disposition of Denison Shares received pursuant to the Arrangement. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences arising from or relating to the Arrangement and the ownership and disposition of Denison Shares acquired pursuant to the Arrangement.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (“IRS”) has been requested, or will be obtained, regarding any of the U.S. federal income tax consequences to U.S. Holders of participating in the Arrangement or the ownership and disposition of Denison Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions discussed in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions discussed in this summary.

Scope of this Disclosure

Authorities

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code, published IRS rulings, judicial decisions, published administrative positions of the IRS and the Convention (as defined under “Certain Canadian Federal Income Tax Considerations” above), in each case, as in effect and available as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. Except as explicitly set forth herein, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation, regulations or other rules.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares (or, following the completion of the Arrangement, a beneficial owner of Denison Shares) that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the United States, (b) a corporation or other entity taxable as a corporation that is created or organized in or under the laws of the United States, any state in the United States or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner (other than a partnership or other pass-through entity for U.S. federal income tax purposes) of Common Shares (or, following the completion of the Arrangement, of Denison Shares) other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to (i) the Arrangement or (ii) the ownership and disposition of Denison Shares acquired pursuant to the Arrangement. Accordingly, each non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, state, local and foreign tax consequences (including the potential application of and operation of any tax treaties) arising from and relating to the matters described in the preceding sentence.

Certain U.S. Holders and Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) are subject to the alternative minimum tax provisions of the Code; (f) own Common Shares (or, following the completion of the Arrangement, Denison Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) are Optionholders or that otherwise acquired Common Shares (or, following the completion of the Arrangement, Denison Shares) through the exercise of employee stock options or otherwise as compensation for services; (h) hold Common Shares (or, following the completion of the Arrangement, Denison Shares) other than as a capital asset within the meaning of Section 1221 of the Code; or (i) own or have owned (directly, indirectly or constructively) 5% or more of the stock of the Corporation (or, following the completion of the Arrangement, U.S. Holders that will own (directly, indirectly or constructively) 5% or more of the stock of Denison). U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described above, should consult their own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences arising from and relating to the Arrangement and the ownership and disposition of Denison Shares.

This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares (or after the Arrangement, Denison Shares) in connection with carrying on a business in Canada; (d) persons whose Common Shares (or after the Arrangement, Denison Shares) constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the Arrangement and the ownership and disposition of Denison Shares received pursuant to the Arrangement.

This summary also does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

•	any conversion into Common Shares or Denison Shares of any notes, debentures or other debt instruments;

•	any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire Common Shares or Denison Shares; and

•	any transaction, other than the Arrangement, in which Common Shares or Denison Shares are acquired.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Common Shares (or, following the completion of the Arrangement, Denison Shares), the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of its partners. This summary does not discuss the U.S. federal income tax consequences to such partnerships and the partners of such partnerships. Partners in entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to (i) the Arrangement and (ii) the ownership and disposition of Denison Shares acquired pursuant to the Arrangement.

U.S. Federal Income Tax Consequences of the Arrangement

U.S. Federal Income Tax Consequences if the Arrangement is a Reorganization

Pursuant to the Plan of Arrangement, Shareholders of the Corporation, other than Dissenting Shareholders, will directly exchange their Common Shares with Denison for Denison Shares. Subject to the assumptions, limitations and qualifications described in this summary, and assuming the payment by the Corporation to Dissenting Shareholders is as described above under “Rights of Dissenting Shareholders”, the exchange of Common Shares for Denison Shares pursuant to the Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code (a “Reorganization”). However, no legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement to U.S. Holders. In addition, the qualification of the Arrangement as a Reorganization may depend on the existence of certain facts, some of which may not be known until after the Arrangement Effective Date and which cannot be predicted with certainty as of the date of this Circular. Accordingly, there can be no assurance that the Arrangement will qualify as a Reorganization.

Assuming the Arrangement does qualify as a Reorganization, subject to the possible application of the “passive foreign investment company” (“PFIC”) rules described below (see “Passive Foreign Investment Company Considerations”), the Arrangement should result in the following U.S. federal income tax consequences to a U.S. Holder that exchanges its Common Shares for Denison Shares pursuant to the Arrangement:

•	no gain or loss would be recognized by a U.S. Holder on the exchange of its Common Shares for Denison Shares pursuant to the Arrangement;

•	a U.S. Holder’s tax basis in the Denison Shares received in exchange for Common Shares pursuant to the Arrangement would be equal to such U.S. Holder’s tax basis in the Common Shares exchanged; and

•	a U.S. Holder’s holding period in the Denison Shares received in exchange for Common Shares pursuant to the Arrangement would include such U.S. Holder’s holding period for the Common Shares exchanged.

In addition, a U.S. Holder that exchanges Common Shares for Denison Shares pursuant to the Arrangement would be required to report certain information to the IRS on its U.S. federal income tax return for the taxable year in which the Arrangement occurs and to retain certain records related to the Arrangement. The requirements that must be satisfied in order for the Arrangement to qualify as a Reorganization are complex and, accordingly, each U.S. Holder should consult its own tax advisor regarding the status of the Arrangement as a Reorganization, as well as its information reporting and record retention responsibilities in connection with the Arrangement.

U.S. Federal Income Tax Consequences if the Arrangement is a Taxable Transaction

If the Arrangement does not qualify as a Reorganization, (for example, if, instead of the Corporation paying Dissenting Shareholders out of its own funds as contemplated in the Plan of Arrangement, Denison pays Dissenting Shareholders directly or indirectly (through, for example, loan proceeds provided to the Corporation as described under “The Arrangement—Bridge Loan from Denison”)), the Arrangement would generally result in the following U.S. federal income tax consequences to a U.S. Holder that exchanges its Common Shares for Denison Shares pursuant to the Arrangement:

•

a U.S. Holder would recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value (expressed in U.S. dollars) of the Denison Shares received in exchange for its Common Shares pursuant to the Arrangement and (ii) such U.S. Holder’s tax basis (expressed in U.S. dollars) in the Common Shares exchanged;

•

a U.S. Holder’s tax basis in the Denison Shares received in exchange for Common Shares pursuant to the Arrangement would be equal to the fair market value of such Denison Shares on the Arrangement Effective Date; and

•	a U.S. Holder’s holding period in the Denison Shares received in exchange for Common Shares pursuant to the Arrangement would begin on the day after the Arrangement Effective Date.

Subject to the possible application of the PFIC rules described below (see “Passive Foreign Investment Company Considerations”), any gain or loss recognized by a U.S. Holder pursuant to the rules described above generally would be capital gain or loss and would be long-term capital gain or loss if such U.S. Holder had held its Common Shares for more than one year as of the Arrangement Effective Date. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate or trust. Deductions for capital losses are subject to complex limitations under the Code. Gains or losses, if any, realized by a U.S. Holder in connection with the Arrangement generally would be treated as having a source within the United States.

U.S. Federal Income Tax Consequences to U.S. Holders that are Dissenting Shareholders

Whether or not the Arrangement qualifies as a Reorganization, a U.S. Holder that is a Dissenting Shareholder would recognize gain or loss on the exchange of its Common Shares for cash in an amount equal to the difference between (i) the U.S. dollar value on the date of receipt of the cash received and (ii) such U.S. Holder’s tax basis (expressed in U.S. dollars) in the Common Shares exchanged. Subject to the possible application of the PFIC rules described below (see “Passive Foreign Investment Company Considerations”), such gain or loss generally would be capital gain or loss and would be long-term capital gain or loss if such U.S. Holder had held its Common Shares for more than one year as of the date of the exchange. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate or trust. Deductions for capital losses are subject to complex limitations under the Code. Gains or losses, if any, realized by a U.S. Holder that is a Dissenting Shareholder in connection with the Arrangement generally would be treated as having a source within the United States.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Denison Shares Acquired Pursuant to the Arrangement

Subject to the possible application of the PFIC rules described below (see “Passive Foreign Investment Company Considerations”), the following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder arising from and relating to the ownership and disposition of Denison Shares acquired pursuant to the Arrangement.

Distributions on Denison Shares

A U.S. Holder that receives a distribution with respect to its Denison Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current and accumulated “earnings and profits” of Denison (as computed for U.S. federal income tax purposes). To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Denison, such distribution will be treated (a) first, as a tax-free return of capital to the extent of such U.S. Holder’s tax basis in the Denison Shares and, (b) thereafter, as gain from the sale or exchange of such Denison Shares (see “Disposition of Denison Shares” below). Denison does not currently intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should expect that any distribution by Denison with respect to the Denison Shares will constitute ordinary dividend income, unless otherwise notified by Denison. Dividends paid on Denison Shares will not be eligible for the “dividends received deduction” allowed to corporations under the Code with respect to dividends received from domestic corporations.

For taxable years of a U.S. Holder beginning before January 1, 2013, a dividend paid by Denison will be taxed at the preferential tax rates applicable to long-term capital gains if, among other requirements, (a) Denison is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Denison Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Denison Shares will not be entitled to receive such dividend).

For purposes of the rules described in the preceding paragraph, Denison will be a “qualified foreign corporation” (a “QFC”) if (a) Denison is eligible for the benefits of the Convention, or (b) Denison Shares are readily tradable on an established securities market in the United States, within the meaning provided in the Code. However, even if Denison satisfies one or more of such requirements, it will not be treated as a QFC if it is classified as a PFIC (as discussed below) for the taxable year during which Denison pays the applicable dividend or for the preceding taxable year. If Denison is not a QFC, a dividend paid by it to a U.S. Holder that is an individual, estate, or trust generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

U.S. Holders should be aware that, as of the time of this Circular, it is unknown in what form these rules may be extended or otherwise renewed or enacted, if at all, for taxable years that begin after December 31, 2012. While this provision has been extended before, there is no assurance that it will be extended again. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules to them in their particular circumstances and the rules applicable to such U.S. Holder during taxable years that begin after December 31, 2012.

Distribution of Foreign Currency

The amount of a distribution paid in foreign currency generally will be equal to the U.S. dollar value of such currency, calculated by reference to the exchange rate in effect on the date of receipt of the distribution. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars). Gains or losses, if any, realized by a U.S. Holder in connection with the taxable disposition of such foreign currency generally would be treated as having a source within the United States.

Disposition of Denison Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Denison Shares equal to the difference, if any, between (a) the amount realized on such sale or disposition and (b) such U.S. Holder’s tax basis in the Denison Shares sold or otherwise disposed of. Subject to the possible application of the PFIC rules described below (see “Passive Foreign Investment Company Considerations”), any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Denison Shares are held for more than one year. Under current law, preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to complex limitations. U.S. Holders should consult their tax advisors as to the tax treatment of dispositions of Denison Shares in Canadian dollars.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian or other foreign income tax with respect to Denison Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian or other foreign income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”. Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty and if an election is properly made under the Code. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the applicable foreign tax credit rules to such U.S. Holder in its particular circumstances.

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Denison Shares.

Passive Foreign Investment Company Considerations

The foregoing discussion entitled “U.S. Federal Income Tax Consequences of the Arrangement” assumes that the Corporation was not a PFIC at any time during a U.S. Holder’s holding period. If the Corporation is or was a PFIC at any time during a U.S. Holder’s holding period of its Common Shares, the U.S. federal income tax consequences of the Arrangement would potentially be materially different than those described above.

While the Corporation has not performed a detailed analysis, it believes that it may have been a PFIC during its 2011 tax year, and based on current business plans and financial expectations, believes that it could be a PFIC for the 2012 tax year. Therefore, U.S. Holders should carefully read the section below “U.S. Tax Consequences of the Arrangement if the Corporation was Classified as a PFIC during a U.S. Holder’s Holding Period”. PFIC classification is fundamentally factual in nature and is determined annually after the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance regarding the Corporation’s PFIC status. If a U.S. Holder held Common Shares during any taxable year for which the Corporation was classified as a PFIC, such U.S. Holder will be subject to the adverse tax consequences described below even if the Corporation was not a PFIC in a subsequent taxable year. The Corporation has not determined whether it has been a PFIC during any other prior taxable year.

In addition, the foregoing discussion entitled “Disposition of Denison Shares” assumes that Denison is not, and will not become, a PFIC. If Denison is or were to become a PFIC at any time during a U.S. Holder’s holding period, the U.S. federal income tax consequences of the ownership and disposition of Denison Shares received in the Arrangement would potentially be materially different than those described above.

Denison believes that it was not a PFIC during the 2011 tax year, and based on current business plans and financial expectations, Denison believes that it should not be a PFIC for the 2012 tax year. However, there can be no assurance that Denison was not and will not become a PFIC for any tax year during which U.S. Holders hold Denison Shares.

For U.S. federal income tax purposes, a non-U.S. corporation is classified as a PFIC for each taxable year in which either:

•	at least 75% of its gross income is “passive” income (referred to as the “income test”); or

•	at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (referred to as the “asset test”).

Passive income includes the following types of income:

•	dividends, royalties, rents, annuities, interest, and income equivalent to interest; and

•	net gains from the sale or exchange of property that gives rise to dividends, interest, royalties, rents, or annuities and certain gains from commodities transactions.

For purposes of the income test and the asset test, if a foreign corporation owns, directly or indirectly, at least 25% (by value) of the stock of another corporation, that foreign corporation will be treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of that other corporation. Also, for purposes of the income test and the asset test, passive income does not include any income that is interest, a dividend or a rent or royalty, which is received or accrued from a related person to the extent that amount is properly allocable to the income of the related person that is not passive income. In addition, as discussed above, if a corporation is classified as a PFIC for any taxable year during which a U.S. Holder has held shares of such corporation, such corporation may continue to be classified as a PFIC for any subsequent year in which the U.S. Holder continues to hold the shares even if the corporation’s income and assets are no longer passive in nature in that subsequent taxable year.

U.S. Tax Consequences of the Arrangement if the Corporation was Classified as a PFIC during a U.S. Holder’s Holding Period

A U.S. Holder of Common Shares would be subject to special, adverse tax rules in respect of the Arrangement if the Corporation was classified as a PFIC for any taxable year during a U.S. Holder’s holding period for Common Shares. As stated above, the Corporation believes that it may have been a PFIC during its 2011 tax year, and based on current business plans and financial expectations, the Corporation could be a PFIC for its 2012 tax year. U.S. Holders are urged to consult their independent tax advisors regarding the determination of whether the Corporation has been classified as a PFIC during any portion of such U.S. Holder’s holding period of Common Shares.

If the Corporation is classified as a PFIC for any taxable year during which a U.S. Holder holds Common Shares, the consequences to such holder of participating in the Arrangement may be materially more adverse than those described above. More specifically, under proposed Treasury Regulations:

•	a U.S. Holder may be required to recognize gain (but not loss) in Common Shares exchanged pursuant to the Arrangement even if the Arrangement qualifies as a Reorganization;

•

any gain recognized on the sale, exchange, or other disposition (including, subject to the rules described below, a disposition pursuant to the Arrangement) of Common Shares and any “excess distribution” (generally defined as any distribution on shares received in a taxable year by a U.S. Holder that is greater than 125% of the average annual distributions received by that holder in the three preceding taxable years or, if shorter, that holder’s holding period for such shares) would be allocated rateably over such U.S. Holder’s holding period for the Common Shares;

•	the amount allocated to the current taxable year and any year prior to the first year in which the Corporation was classified as a PFIC would be taxed as ordinary income in the current year;

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year;

•

an interest charge for a deemed deferral benefit would be imposed with respect to the resulting tax attributable to each of the other taxable years, which interest charge would not be deductible by non-corporate U.S. Holders; and

•

if gain is not recognized under the proposed Treasury Regulations, a U.S. Holder’s holding period for Denison Shares received pursuant to the Arrangement presumably would, for purposes of applying the PFIC rules, include the period during which the U.S. Holder held its Common Shares, and, consequently, a subsequent disposition of Denison Shares may be subject to the PFIC rules even if Denison is not classified as a PFIC.

Under certain proposed Treasury Regulations, gain is not recognized on a direct or indirect disposition of PFIC stock that results from a non-recognition transfer (such as a reorganization under Section 368(a) of the Code) if stock of that PFIC is exchanged solely for stock in another corporation that is a PFIC for its tax year that includes the day after the non-recognition transfer. Accordingly, U.S. Holders of Common Shares would not be entitled to rely on this exception to the PFIC rule if Denison was not classified as a PFIC for its taxable year that includes the day after the Arrangement Effective Date. If the Corporation has ever been or is a PFIC, any U.S. Holders that held Common Shares while the Corporation was a PFIC are urged to consult their own tax advisors regarding the status of Denison as a PFIC, the potential application of the PFIC rules to them, the availability of any exception to the PFIC rules (including the availability and effect of a “qualified electing fund” election (“QEF Election”) or mark-to-market election), and any applicable information reporting requirements.

Treatment of Denison as a PFIC

If Denison is classified as a PFIC for any year during a U.S. Holder’s holding period, then certain different and potentially adverse tax consequences would apply to such U.S. Holder’s ownership and disposition of Denison Shares. In general, if Denison is classified as a PFIC, a U.S. Holder would be subject to the adverse rules described above in “U.S. Tax

Consequences of the Arrangement if the Corporation was Classified as a PFIC during a U.S. Holder’s Holding Period”. While there are U.S. federal income tax elections that may be made in certain circumstances to mitigate these adverse tax consequences (including, without limitation, the mark-to-market election and a QEF Election), such elections are available in limited circumstances and must be made in a prescribed manner and on a timely basis. U.S. Holders should be aware that, for each tax year, if any, that Denison is a PFIC, Denison can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to Denison. U.S. Holders are urged to consult their own tax advisors regarding the status of Denison as a PFIC as well as the potential application of the PFIC rules to the ownership and disposition of Denison Shares (including the availability and effect of certain U.S. tax elections that may be applicable to such holder under the PFIC rules) and applicable information reporting requirements.

PFIC Reporting Obligations

A U.S. Holder that beneficially owns stock in a PFIC is generally required to file IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, with the IRS containing such information as Treasury Regulations or other IRS guidance may require. U.S. Holders are urged to consult their own tax advisors regarding PFIC reporting obligations, and how they may apply to their particular circumstances.

The PFIC rules are complex and certain proposed Treasury Regulations have not been adopted in final form. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, U.S. Holders are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in Common Shares, Denison Shares and the Arrangement, including without limitation, whether a QEF Election, “deemed sale” election or “mark-to-market” election may be used to reduce the significant adverse U.S. federal income tax consequences of the PFIC rules.

Backup Withholding and Information Reporting Requirements

Unless the U.S. Holder is a corporation or other exempt recipient, payments to certain U.S. Holders of dividends made on Denison Shares, or the proceeds of the sale or other disposition of the Common Shares or the Denison Shares that are made within the United States, or through certain United States related financial intermediaries, may be subject to information reporting and U.S. federal backup withholding at the then applicable rate if the U.S. Holder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against the U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, provided that the required information is timely furnished to the IRS.

In addition, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Denison Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938, Statement of Specified Foreign Financial Assets.

RISK FACTORS

Shareholders are encouraged to obtain independent legal, tax and investment advice in their jurisdiction of residence with respect to this Circular, the consequences of the Arrangement and the holding of Denison Shares.

In assessing the Arrangement, Shareholders should carefully consider the risks described under the heading “Risk Factors” in the Denison AIF, which risk factors are incorporated by reference herein, together with the other information contained in, or incorporated by reference in, this Circular. Risk factors related to the business of Denison will generally continue to apply following contemplation of the Arrangement.

Additional risks and uncertainties, including those currently unknown, may also adversely affect the business of Denison going forward. In particular, the Arrangement is subject to certain risks including the following:

Termination of the Acquisition Agreement

Each of Denison and the Corporation has the right to terminate the Acquisition Agreement in certain circumstances. Accordingly, there is no certainty, nor can Denison provide any assurance, that the Acquisition Agreement will not be terminated by either Denison or the Corporation before the completion of the Arrangement. In addition, the completion of the Arrangement is subject to a number of conditions, certain of which are outside the control of Denison or the Corporation, including the Securityholders approving the Arrangement and Court approval being obtained. There is no certainty, nor can Denison provide any assurance, that these conditions will be satisfied. If any of the required regulatory and third-party approvals cannot be obtained on terms satisfactory to Denison or at all, the Plan of Arrangement may have to be amended in order to mitigate against the negative consequence of the failure to obtain any such approval, and accordingly, the benefits available to the Securityholders resulting from the Arrangement may be reduced. Alternatively, if the Plan of Arrangement cannot be amended so as to mitigate against the negative consequences of the failure to obtain a required regulatory or third-party approval, the Arrangement may not proceed at all. If for any reason the Arrangement is not completed, the market price of the Denison Shares and the Common Shares may be adversely affected. Further, if the Acquisition Agreement is terminated, Denison and the Corporation will still have incurred costs for pursuing the Arrangement, including costs related to the diversion of management’s attention away from the conduct of the business of Denison and the Corporation, respectively.

Market Risk Associated with Denison Shares

Shareholders will receive a fixed number of Denison Shares under the Arrangement, rather than Denison Shares with a fixed market value. Because this exchange ratio will not be adjusted to reflect any change in the market value of the Denison Shares, the market value of Denison Shares received under the Arrangement may vary significantly from the market value at the dates referenced in this Circular. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Denison, market assessments of the likelihood the Arrangement will be consummated, regulatory considerations, general market and economic conditions, commodity price changes and other factors over which Denison has no control.

Risks Associated with Denison’s Business

Current Global Financial Conditions

Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market and the effect of these events on Canadian and global credit markets. These factors may impact the ability of Denison to obtain equity or debt financing in the future and, if obtained, on terms favourable to Denison. If these increased levels of volatility and market turmoil continue, Denison’s operations could be adversely impacted and the trading price of the Denison Shares could continue to be adversely affected.

Ability to Maintain Obligations Under Credit Facility and Other Debt

Denison is required to satisfy certain financial covenants in order to maintain its good standing under the Credit Facility Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way. Events may occur in the future, including events out of Denison’s control, that would cause Denison to fail to satisfy its obligations under the Credit Facility or other debt instruments. In such circumstances, the amounts drawn under Denison’s debt agreements may become due and payable before the agreed maturity date, and Denison may not have the financial resources to repay such amounts when due. The Credit Facility is secured by DMI’s main properties by a pledge of the shares of DMI. If Denison were to default on its obligations under the Credit Facility or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison’s assets.

Public Acceptance of Nuclear Energy and Competition from Other Energy Sources

Growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, including the risk of a nuclear incident, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates.

Uranium Industry Competition and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates, is competitive. Denison markets uranium in direct competition with supplies available from a relatively small number of uranium mining companies from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of Denison and may affect the supply of uranium available in the United States and Europe, which are the largest markets for uranium in the world.

Competition for Properties

Significant competition exists for the limited supply of mineral lands available for acquisition. Many participants in the mining business include large, established companies with long operating histories. Denison may be at a disadvantage in acquiring new properties as many mining companies have greater financial resources and more technical staff. Accordingly, there can be no assurance that Denison will be able to compete successfully to acquire new properties or that any such acquired assets would yield reserves or result in commercial mining operations.

Replacement of Mineral Reserves and Resources

Denison’s mineral reserves and resources at its McClean Lake, Midwest, Wheeler River, Gurvan Saihan Joint Venture, Mutanga and Dibwe projects, as described in the Denison AIF, are Denison’s sources of uranium concentrates. Unless other reserves and resources are discovered or extensions to existing ore bodies are found, Denison’s sources of production for uranium concentrates will decrease over time as its current reserves and resources are depleted. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its reserves and resources. In addition, while Denison believes that many of its properties will eventually be put into production, there can be no assurance that they will be, or that they will be able to replace production.

Imprecision of Mineral Reserve and Resource Estimates

Mineral reserve and resource figures are estimates, and no assurances can be given that the estimated levels of uranium will be produced or that Denison will receive the prices assumed in determining its reserves and resources. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the reserve and resource estimates included are well established and reflect management’s best estimates, by their nature, reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render ore reserves and resources containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves and resources. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.

Decommissioning and Reclamation

As part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as Denison remains an owner thereof, Denison is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of Denison’s reclamation obligations are bonded, and cash and other assets of Denison have been reserved to secure this bonded amount. Although Denison’s financial statements record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on Denison’s financial statements.

Decommissioning plans for Denison’s properties have been filed with applicable regulatory authorities. These regulatory authorities have accepted the decommissioning plans in concept, but not upon a detailed performance forecast, which has not yet been generated. As Denison’s properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulatory authorities.

Technical Innovation and Obsolescence

Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.

Property Title Risk

The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the local governments, and in Canada, by First Nations and Métis.

There is a risk that Denison’s title to, or interest in, its properties may be subject to defects or challenges. This may be true particularly in countries outside North America, where there may be less developed legal systems or where ownership interests may become subject to political interference or changes in laws. If such defects cover a material portion of Denison’s property, they could materially and adversely affect Denison’s results of operations and financial condition, its reported mineral reserves or its long term business prospects.

Mining and Insurance

Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Denison’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by Denison on a regular and ongoing basis. Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available or it will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.

Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.

Dependence on Issuance of Licence Amendments and Renewals

Denison or its partners maintain regulatory licences in order to operate its mill at McClean Lake, all of which are subject to renewal from time to time and are required in order for the mill to operate in compliance with applicable laws and regulations. In addition, depending on Denison’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licences from time to time. While Denison and its partners have been successful in renewing its licences on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such licence renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.

Nature of Exploration and Development

Exploration for and development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable or ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium from ore. It is impossible to ensure that the current exploration and development programs of Denison will result in profitable commercial mining operations or that current production at existing mining operations will be replaced with new reserves.

Denison’s ability to sustain or increase its present levels of uranium production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; and uranium prices, which are historically cyclical. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Denison’s estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Denison also conducts feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium from the ore; and alternate mining methods.

It is possible that actual costs and economic returns of current and new mining operations may differ materially from Denison’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated.

Governmental Regulation and Policy Risks

Uranium mining and milling operations and exploration activities, as well as the transportation and handling of the products produced, are subject to extensive regulation. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision as to whether to operate existing mines, or, with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations and uranium transport could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long term business prospects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside Denison’s control. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreement between the United States and Russia and the agreement between the United States and Russia related to the supply of Russian HEU into the United States. Changes in these policies and restrictions may adversely impact Denison’s business.

Failure to Realize Benefits of the Corporation Acquisition and Future Acquisitions

Denison may not realize the benefits it expects if it completes the Arrangement. Based on its due diligence and review of the Corporation’s business, it expects that the Corporation’s business will be complementary to its own business, and has based its consideration for the Corporation’s shares on its understanding of the Corporation’s business. However, Denison may find undisclosed liabilities or other negative business factors that may negatively affect the attractiveness of the Corporation and its properties, or their value to Denison. In addition, Denison may not be as successful in integrating the Corporation’s properties and operations into its own business as it expects. These risks apply to other acquisitions in the future that Denison may decide to pursue. Denison may not realize the anticipated benefits of such future acquisitions or realize the full value of the consideration paid to complete the acquisition.

Operations in Foreign Jurisdictions

Denison owns uranium properties directly and through joint venture interests and is undertaking uranium development programs in Mongolia and Zambia. As with any foreign operation, these international properties and interests are subject to certain risks, such as the possibility of adverse political and economic developments, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt activities on these properties, restrict the movement of funds, result in a deprivation of contract rights or the taking of property or an interest therein by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriations of earnings. No assurance can be given that current policies of Mongolia or Zambia or the political situations within these countries will not change so as to adversely affect the value or continued viability of Denison’s interest in these assets. As an example, in July 2009, the Parliament of Mongolia enacted the Nuclear Energy Law of Mongolia (the “New Law”), which granted authority to the Mongolian Nuclear Energy Agency and created a framework for all aspects of uranium resource development in Mongolia.

There are a number of provisions under the New Law that could significantly adversely affect the Gurvan Saihan Joint Venture in Mongolia (“GSJV”), including restrictions on the ability of a licensee to transfer its licences or interests in its uranium properties, and the ability of the Government of Mongolia to acquire a 34% to 51% interest, depending on the amount of historic exploration on the property that was funded by the Government of Mongolia, in each uranium property at no cost to the Government. Denison is currently in the process of restructuring the GSJV to meet the requirements of the New Law, pending government reviews and authorizations. In preparation for this restructuring, the Company acquired the Russian participant’s share in the GSJV for nominal cash consideration and release of the Russian participant’s share of unfunded joint venture obligations.

In addition, Denison may become involved in a dispute with respect to one of its foreign operations and may become subject to the exclusive jurisdiction of a foreign court or may find that it is not successful in subjecting foreign persons to the jurisdiction of the courts in Canada. Denison may also be prevented from enforcing its rights with respect to a government entity because of the doctrine of sovereign immunity.

Environmental, Health and Safety Risks

Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.

Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met, and Denison’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with such conditions. Failure to meet any such condition could have a material adverse effect on Denison’s financial condition or results of operations.

Although Denison believes its operations are in compliance, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of Denison to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Mining companies are often targets of actions by non-governmental organizations and environmental groups in the countries in which they operate. Such organizations and groups may take actions in the future to disrupt Denison’s operations. They may also apply pressure to local, regional and national government officials to take actions which are adverse to Denison’s operations. Such actions could have an adverse effect on Denison’s activities, financial position and results.

Aboriginal Title and Consultation Issues

First Nations and Métis title claims as well as related consultation issues may impact Denison’s ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations bands in Northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Managing relations with the local native bands is a matter of paramount importance to Denison. There may be no assurance however that title claims as well as related consultation issues will not arise on or with respect to Denison’s properties.

Capital Intensive Industry; Uncertainty of Funding

The exploration and development of mineral properties and the ongoing operation of mines requires a substantial amount of capital and may depend on Denison’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. General market conditions, volatile uranium markets, a claim against Denison, a significant disruption to Denison’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. There is no assurance that Denison will be successful in obtaining required financing as and when needed on acceptable terms.

Dependence on Key Personnel and Qualified and Experienced Employees

Denison’s success will largely depend on the efforts and abilities of certain senior officers and key employees. Certain of these individuals have significant experience in the uranium industry. The number of individuals with relevant mining and operational experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals. Denison’s success will also depend on the availability of qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees.

Potential Influence of KEPCO

As at the date hereof, KEPCO holds indirectly a large shareholding in Denison and is contractually entitled to board representation. Provided KEPCO holds over 15% of the Denison Shares, it is entitled to nominate two directors for election to the Board at any shareholder meeting, and as long as it holds between 5% and 15% of the Denison Shares, it will be entitled to nominate one director.

KEPCO’s shareholding level gives it significant influence on decisions to be made by shareholders of Denison, and its right to nominate directors may give KEPCO significant influence on decisions made by Denison’s Board. Although KEPCO’s director nominees will be subject to duties under the Business Corporations Act (Ontario) to act in the best interests of Denison as a whole, KEPCO’s director nominees are likely to be employees of KEPCO and may give special attention to KEPCO’s interests as an indirect shareholder. The interests of KEPCO as an indirect shareholder of Denison may not always be consistent with the interests of Denison’s other shareholders, including, as a result of, its business relationship with Denison.

Denison’s agreement with KEPCO also includes provisions that will provide KEPCO with a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions. The right of first offer and participation right of KEPCO may negatively affect Denison’s ability or willingness to entertain certain business opportunities, or the attractiveness of Denison as a potential party for certain business transactions. KEPCO’s large shareholding block may also make Denison less attractive to third parties considering an acquisition of Denison if those third parties are not able to negotiate terms with KEPCO to support such an acquisition.

The Exchange and Treatment of Common Shares pursuant to the Arrangement may be taxable for U.S. Holders

U.S. Holders of Common Shares should be aware that even if the Arrangement otherwise qualifies as a tax-deferred reorganization for U.S. federal income tax purposes, the exchange of Common Shares for Denison Shares pursuant to the Arrangement may be treated as a taxable disposition of Common Shares if, for example, the Corporation was treated as a PFIC during a U.S. Holder’s holding period for the Common Shares and Denison is not treated as a PFIC. U.S. Holders should review “Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations”, especially “Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations—U.S. Tax Consequences of the Arrangement if the Corporation was Classified as a PFIC during a U.S. Holder’s Holding Period”, and consult their own tax advisors regarding the PFIC status of the Corporation and Denison.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of management of the Corporation, except as otherwise described herein, no director or executive officer of the Corporation at any time since the beginning of the last completed financial year of the Corporation, no proposed nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting. Ron Hochstein is the current President and Chief Executive Officer of, and is a director of, Denison. Mr. Hochstein was a director of the Corporation until November 13, 2012. Mr. Hochstein was not involved in the negotiation or approval of the Original Acquisition Agreement for either Denison or the Corporation and resigned as a director of the Corporation upon the Board determining to enter into the Original Acquisition Agreement and recommend it to Securityholders.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no informed person of the Corporation, proposed director of the Corporation or any associate or affiliate of an informed person or proposed director, has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation of any of its subsidiaries.

For the purposes of this Circular, an “informed person” means: (i) a director or officer of the Corporation; (ii) a director or officer of a person or company that is itself an informed person or subsidiary of the Corporation; or (iii) any person or company who beneficially owns, directly or indirectly, and/or exercises control or direction over voting securities of the Corporation carrying more than 10% of the voting rights attaching to all outstanding voting securities of the Corporation.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Corporation is CIBC Mellon Trust Company through its office located in Vancouver, British Columbia.

AUDITOR

The auditor of the Corporation is Twigg & Company, Chartered Accountants through its office located in Saskatoon, Saskatchewan.

OTHER BUSINESS

Management of the Corporation knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. However, if any other matters which are not known to management of the Corporation shall properly come before the Meeting, the Proxy given pursuant to the solicitation by management of the Corporation will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Securityholders may contact the Corporation to request copies of the Acquisition Agreement, the Corporation’s financial statements and management’s discussion and analysis (“MD&A”) by sending a written request to Suite 201, 315 22nd Street East, Saskatoon, Saskatchewan, S7K 0G6. Further financial information is provided in the Corporation’s comparative audited consolidated financial statements for the financial year ended January 31, 2012 and related MD&A, which are also available on SEDAR at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

Denison has filed the Registration Statement with the SEC in order to register the issuance pursuant to the Arrangement of the Denison Shares to the Shareholders in exchange for their Common Shares. This Circular forms a part of the Registration Statement. The following documents have been filed with the SEC as a part of the Registration Statement: (i) the Acquisition Agreement; (ii) the Amending Agreement; (iii) the documents listed in this Circular as incorporated by reference herein; (iv) powers of attorney pursuant to which amendments to the Registration Statement may be signed; and (v) consents of auditors, counsel and engineers, among certain other documents.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Denison at Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2, Telephone (416) 979-1991. You may also read and copy the Registration Statement, including the exhibits to the Registration Statement, at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. In addition, the SEC maintains a web site at www.sec.gov, from which you can electronically access the Registration Statement, including the exhibits thereto.

DENISON URGES SECURITYHOLDERS TO READ THE REGISTRATION STATEMENT AND CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

APPROVAL OF INFORMATION CIRCULAR

The undersigned hereby certifies that the contents and the sending of this Circular have been approved by the directors of the Corporation.

DATED at Vancouver, British Columbia, this 17th day of December, 2012.

BY ORDER OF THE BOARD OF DIRECTORS OF JNR RESOURCES INC.

/s/ “Rick Kusmirski”
Rick Kusmirski Chief Executive Officer and Director

GLOSSARY OF TERMS

“Acquisition Agreement” means the Original Acquisition Agreement and the Amending Agreement, read together;

“Acquisition Proposal” means:

(a)	any take-over bid, issuer bid, amalgamation, plan of arrangement, business combination, merger, tender offer, exchange offer, consolidation, recapitalization, reorganization, liquidation, dissolution or winding-up in respect of the Corporation;

(b)	any sale of assets (or any lease, long-term supply arrangement, licence or other arrangement having the same economic effect as a sale) of the Corporation representing 20% or more of the assets, revenues or earnings of the Corporation;

(c)	any sale or issuance of shares or other equity, any sale of assets (or any lease, long-term supply arrangement, licence or other arrangement having the same economic effect as a sale) of the Corporation representing 20% or more of the assets, revenues or earnings of the Corporation; interests (or securities convertible into or exercisable for such shares or interests) in the Corporation representing 20% or more of the issued and outstanding equity or voting interests of the Corporation;

(d)	any similar transaction or series of transactions involving the Corporation; and

(e)	any inquiry, proposal, offer or public announcement of an intention to do any of the foregoing;

“Amending Agreement” means the agreement entered into between the Corporation and Denison dated November 28, 2012 amending the terms of the Original Acquisition Agreement;

“Arrangement” means the arrangement under the provisions of Section 288 of the BCBCA on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the Acquisition Agreement or at the direction of the Court in the Final Order;

“Arrangement Effective Date” means the date designated by Denison by notice in writing as the effective date of the Arrangement, after all of the conditions of the Acquisition Agreement and the Final Order have been satisfied or waived;

“Arrangement Effective Time” means 12:01 a.m. (Vancouver time) on the Arrangement Effective Date;

“Arrangement Resolution” means the special resolution of Securityholders attached hereto as Appendix A;

“BCBCA” means the Business Corporations Act (British Columbia);

“Bid” means the offer to purchase the issued and outstanding common shares of the Corporation by Denison that was previously contemplated in the Original Acquisition Agreement;

“Board” means the board of directors of the Corporation;

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum;

“Completion Deadline” means the date by which the Arrangement and the transactions contemplated by the Arrangement are to be completed, which date shall be no later than April 15, 2013;

“Corporation Option Plan” means the stock option plan of the Corporation as ratified, confirmed and approved by Shareholders on October 19, 2012;

“Court” means the Supreme Court of British Columbia;

“Credit Facility” means the credit facility in the amount of $60,000,000 entered into between Denison and the Bank of Nova Scotia as further described in the Denison AIF;

“Denison AIF” means Denison’s Annual Information Form dated March 28, 2012 for the year ended December 31, 2011;

“Denison Option Plan” means the share option plan of Denison, as amended, last approved by the shareholders of Denison on November 20, 2006;

“Denison Replacement Options” means the stock options to be issued to Optionholders under the Denison Option Plan in accordance with the terms of the Plan of Arrangement;

“Denison Replacement Warrants” means the warrants to be issued by Denison to the Warrantholders in accordance with the terms of the Plan of Arrangement;

“Depositary” means Computershare Investor Services Inc.;

“Dissent Procedures” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Dissenting Shareholder” shall have the meaning ascribed thereto in the Plan of Arrangement;

“DMI” means Denison Mines Inc., a predecessor Corporation of Denison;

“Energy Fuels Transaction” means the sale, which closed on June 29, 2012, of Denison’s U.S. subsidiaries holding all of Denison’s mining assets and operations located in the United States to Energy Fuels Inc. pursuant to which Denison shareholders received 1.106 common shares of Energy Fuels Inc. for each Denison Share held, while still retaining their Denison Shares;

“Final Order” means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Arrangement Effective Time, pursuant to section 291 of the BCBCA or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board;

“Interim Order” means the interim order of the Court, as such order may be amended, made in connection with the Arrangement and providing for, among other things, the calling and holding of the Meeting;

“KEPCO” means the Korea Electric Power Corporation;

“Lock-up Agreements” means the lock-up agreements entered into with each of the Locked-up Shareholders;

“Locked-Up Shareholders” means each of the directors and officers of the Corporation;

“Material Adverse Effect” means, in respect of a person, any effect that is, or could reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), prospects, liabilities (whether absolute, accrued, conditional or otherwise), operations or results of operations of such person and its subsidiaries taken as a whole, other than any effect:

(a)	relating to the Canadian economy, political conditions (including the outbreak of war or any acts of terrorism) or securities markets in general;

(b)	affecting the uranium mining industry or nuclear power generation industry in general;

(c)	relating to a change in the market trading price of shares of that person, either:

(i)	related to the Acquisition Agreement and the Arrangement or the announcement thereof, or

(ii)	related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect referred to in clause (a), (b) or (d); or

(d)	relating to any generally applicable change in applicable Laws (other than orders, judgments or decrees against such person, any of its subsidiaries) or in accounting principles or standards applicable to that person;

provided, however, that the effect referred to in clause (a), (b) or (d) above does not primarily relate only to (or have the effect of primarily relating only to) Denison and its subsidiaries, taken as a whole, or disproportionately adversely affect Denison and its subsidiaries taken as a whole, compared to other companies of similar size operating in the industry in which it and its subsidiaries operate;

“NI 43-101” means the National Instrument 43-101 “Standards of Disclosure for Mineral Projects” of the Canadian Securities Administrators;

“NYSE MKT” means the stock exchange operated by NYSE MKT LLC;

“Non-Resident Holder” has the meaning ascribed thereto in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations—Shareholders Not Resident in Canada”;

“Options” means options to purchase Common Shares

“Optionholders” means holders of the Options;

“Original Acquisition Agreement” means the acquisition agreement entered into between the Corporation and Denison dated November 13, 2012;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Appendix B attached hereto and any amendment or variation thereto made in accordance with the terms of the plan of arrangement, the Acquisition Agreement or is made at the direction of the Court in the Final Order;

“Registration Statement” means the registration statement on Form F-80 of Denison containing the Circular and related documents, including any amendments and exhibits thereto, filed with the SEC pursuant to the U.S. Securities Act;

“Regulatory Authority” means:

(a)	any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing;

(b)	any self-regulatory organization or stock exchange, including the TSXV;

(c)	any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and

(d)	any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;

“Representatives” means, in respect of a person, its subsidiaries and its Affiliates and its and their directors, officers, employees, agents and representatives (including any financial, legal or other advisors);

“Resident Holder” has the meaning ascribed thereto in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations—Shareholders Resident in Canada”;

“SEC” means the Securities and Exchange Commission;

“Securityholders” means, collectively, Shareholders, Optionholders and Warrantholders;

“Securityholder Approval” means the approval of at least two-thirds of the votes cast on the Arrangement Resolution by the Securityholders voting together as a single class present in person or by proxy at the Meeting;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Superior Proposal” means a bona fide Acquisition Proposal that:

(a)	is made in writing after November 13, 2012;

(b)	was not solicited after November 13, 2012 in contravention of the Acquisition Agreement by the Corporation or its Representatives;

(c)	is made for all or substantially all of the assets of the Corporation or all of the Common Shares not owned by the person making such Acquisition Proposal;

(d)	in the good faith determination of the Board and in the proper discharge of its fiduciary duties, after consultation with its outside legal and financial advisors:

(i)	would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Shareholders from a financial point of view than the Arrangement (including any amendment to the Offer offered by Denison during the Match Period pursuant to the terms of the Acquisition Agreement) taking into account the form and amount of consideration, the likelihood and timing of completion and the other terms thereof (after due consideration of the legal, financial, regulatory and other aspects of such proposal and other factors deemed relevant by the Board);

(ii)	complies with applicable Law;

(iii)	is not subject to a due diligence condition;

(iv)	is reasonably capable of being completed in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; and

(v)	in respect of which the financing is then committed or confirmation is provided from the sources of financing to be used to complete the transaction contemplated by such Acquisition Proposal that such financing is available subject to customary conditions; and

(e)	that the taking of action in respect of such Acquisition Proposal is necessary for the Board in the discharge of its duties under applicable Law;

“Tax Act” means the Income Tax Act (Canada);

“Toll Cross” means Toll Cross Securities Inc.;

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Warrants” means the share purchase warrants previously issued by the Corporation with an exercise price of $0.15 per Common Share relating to rights to purchase an aggregate of 3,730,000 Common Shares;

“Warrantholders” means the holders of Warrants.

CONSENT OF PRICEWATERHOUSECOOPERS LLP, CHARTERED ACCOUNTANTS

To: The Board of Directors of JNR Resources Inc.

We have read the Notice of Meeting and Management Proxy Circular (the “Circular”) of JNR Resources Inc. (the “Corporation”) dated December 17, 2012 relating to the acquisition by Denison Mines Corp. (“Denison”) of all the issued and outstanding common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Circular of our report to the directors of Denison on the consolidated statement of financial position of Denison as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of income (loss) and comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flow for each of the years ended December 31, 2011 and 2010. Our report is dated March 8, 2012.

Signed “PricewaterhouseCoopers LLP”

Toronto, Ontario, Canada

December 17, 2012

CONSENT OF TOLL CROSS SECURITIES INC.

To: The Board of Directors of JNR Resources Inc.

We hereby consent to the reference under the heading “Fairness Opinion of Toll Cross” to the opinion of our firm dated December 6, 2012 which we prepared for the Board of Directors of JNR Resources Inc. in connection with the Acquisition Agreement, entered into between JNR Resources Inc. and Denison Mines Corp. In providing such consent, except as may be required by securities laws, we do not intend that any person other than the Board of Directors rely upon such opinion.

(Signed) “Toll Cross Securities Inc.”

December 17, 2012

APPENDIX “A”

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving JNR Resources Inc. (the “Corporation”) and Denison Mines Corp. (“Denison”) (as the Arrangement may be modified or amended in accordance with its terms) accompanying the notice of this meeting, all as more particularly described and set forth in the management proxy circular of the Corporation dated December 17, 2012, is hereby ratified, authorized, confirmed, approved and adopted.

2.	The plan of arrangement (the “Plan of Arrangement”) involving the Corporation, the full text of which is set out as Schedule A to the amending agreement (the “Amending Agreement”) made as of November 28, 2012 between the Corporation and Denison which amended the terms of the acquisition agreement entered into between the Corporation and Denison made as of November 13, 2012 (together with the Amending Agreement, the “Acquisition Agreement”), (as the Plan of Arrangement may be modified or amended in accordance with its terms) is hereby ratified, authorized, confirmed, approved and adopted.

3.	Notwithstanding that this resolution has been passed, and the Arrangement and Plan of Arrangement adopted, by the holders of common shares of the Corporation (the “Common Shares”), the holders of options to purchase Common Shares (the Options”) and the holders of warrants to purchase Common Shares (the “Warrants”), or that the Arrangement has been approved by the Court, the directors of the Corporation are hereby authorized and empowered without further notice to or approval of the holders of Common Shares, Options or Warrants (i) to amend the Acquisition Agreement or the Plan of Arrangement, to the extent permitted by the Acquisition Agreement, and (ii) subject to the terms of the Acquisition Agreement, not to proceed with the Arrangement.

4.	Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute, under the seal of the Corporation or otherwise, and to deliver to the Registrar under the BCBCA in accordance with the Acquisition Agreement for filing such documents as are necessary or desirable and to take all such other steps or actions as may be necessary or desirable in connection with the Acquisition and the transactions described in the management proxy circular of the Corporation dated December 17, 2012 and to execute under the seal of the Corporation or otherwise, all such other certificates, instruments, agreements, documents and notices, and to take such further actions, as, in such person’s opinion may be necessary or desirable to carry out the purposes and intent of the foregoing resolutions.

A-1

APPENDIX “B”

PLAN OF ARRANGEMENT UNDER SECTION 288 OF THE BCBCA

B-1

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)	“Affiliate” shall have the meaning ascribed to such term under the BCBCA;

(b)	“Arrangement” means the arrangement under the provisions of Section 288 of the BCBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the Acquisition Agreement, the provisions hereof or at the direction of the Court in the Final Order;

(c)	“Acquisition Agreement” means the acquisition agreement made as of November 13, 2012 between the Offeror and the Company, as amended by letter dated November 28, 2012;

(d)	“Arrangement Effective Date” means the date designated by the Offeror by notice in writing as the effective date of the Arrangement, after all of the conditions of the Acquisition Agreement and the Final Order have been satisfied or waived;

(e)	“Arrangement Effective Time” means 12:01 a.m. (Vancouver time) on the Arrangement Effective Date;

(f)	“BCBCA” means the Business Corporations Act (British Columbia), as amended, and the regulations thereunder;

(g)	“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(h)	“Company” means JNR Resources Inc. a corporation incorporated under the BCBCA;

(i)	“Company Meeting” means the special meeting, including any adjournments or postponements thereof, of the Securityholders held to consider and, if deemed advisable, approve, among other things, the Company Resolution;

(j)	“Company Option Plan” means the stock option plan of the Company as ratified, confirmed and approved by Shareholders October 7, 2011;

(k)	“Company Resolution” means the special resolution of holders of Company Shares, Options and Warrants voting together as a single class to approve the Arrangement;

(l)	“Company Shares” means the common shares in the capital of the Company;

(m)	“Court” means the Supreme Court of British Columbia;

(n)	“Denison Option Plan” means the share option plan of the Offeror as amended by the board of directors of the Offeror on February 4, 1998 and approved by the shareholders of the Offeror on March 23, 1998 and further amended by the board of directors of the Offeror on February 10, 2005 and approved by the shareholders of the Offeror on March 22, 2005 and further amended by the board of directors of the Offeror on October 19, 2006 and approved by the shareholders of the Offeror on November 20, 2006;

(o)	“Denison Shares” means common shares in the capital of the Offeror;

(p)	“Depositary” means Computershare Investor Services Ltd., at its principal offices in Toronto;

(q)	“Dissenting Holder” means a registered holder of Company Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures and who is ultimately entitled to be paid fair value for their Company Shares, as the case may be;

(r)	“Dissent Procedures” means the procedures set forth in Division 2 of Part 8 of the BCBCA required to be taken by a registered holder of Company Shares to exercise the right of dissent in respect of such Company Shares in connection with the Arrangement, as modified by Article 3 hereof, the Interim Order and the Final Order;

(s)	“Final Order” means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Arrangement Effective Time, pursuant to section 291 of the BCBCA or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(t)	“Former Company Shareholders” means the holders of Company Shares immediately prior to the Arrangement Effective Time;

(u)	“Former Option Holders” means the holders of Options immediately prior to the Arrangement Effective Time;

(v)	“Former Warrant Holders” means the holders of Warrants immediately prior to the Arrangement Effective Time;

(w)	“Interim Order” means the interim order of the Court, as such order may be amended, made in connection with the Arrangement and providing for, among other things, the calling and holding of the Company Meeting;

(x)	“Meeting Date” means the date of the Company Meeting;

(y)	“Offeror” means Denison Mines Corp., a corporation existing under the laws of the Province of Ontario;

(z)	“Options” means options issued pursuant to the Company Option Plan which are outstanding immediately prior to the Arrangement Effective Date;

(aa)	“Plan of Arrangement” means this plan of arrangement, as amended, modified or supplemented from time to time in accordance herewith, the Acquisition Agreement and any order of the Court;

(bb)	“Proxy Circular” means the management information circular of the Company prepared for the Company Meeting;

(cc)	“Replacement Options” means the stock options to be issued to Former Option Holders under the Denison Option Plan in accordance with Section 2.1(c)(ii);

(dd)	“Replacement Warrants” means the warrants to be issued by the Offeror to Former Warrant Holders in accordance in Section 2.1(d);

(ee)	“Securityholders” means the holders of Company Shares, Options and Warrants;

(ff)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time; and

(gg)	“Warrants” mean the aggregate of 3,730,000 common share purchase warrants with an exercise price of $0.15 each expiring November 1, 2013 that were issued by the Company on May 1, 2012.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

Section 1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise stated, any reference herein to a numbered or lettered article, section, paragraph or subparagraph is a reference to the article, section, paragraph or subparagraph bearing that number or letter in this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.3 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word “person” and words importing “persons” shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.4 Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.5 Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.6 Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

ARTICLE 2

ARRANGEMENT

Section 2.1 Arrangement

At the Arrangement Effective Time, the following shall simultaneously occur and be deemed to simultaneously occur without any further act or formality:

(a)	each Company Share outstanding immediately prior to the Arrangement Effective Time, but excluding any Company Shares held by a Dissenting Holder or the Offeror or any subsidiary of the Offeror, shall be transferred to the Offeror (free and clear of any liens) and, in exchange therefor, each Former Company Shareholder shall be entitled to receive 0.073 of one Denison Share for each Company Share upon the presentation and surrender on behalf of the holder to the Depositary (acting on behalf of the Offeror) of a certificate or certificates representing the Company Shares, as more fully described in Section 2.2;

(b)	each Company Share held by a Dissenting Holder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to the Offeror and the Company shall thereupon be obligated to pay the amount thereof determined and payable in accordance with Article 3 hereof;

and in the case of both Section 2.1(a) and (b), the name of such holder shall be removed from the central securities register of the Company as a holder of Company Shares and the Offeror shall be recorded as the registered holder of the Company Shares so transferred and shall be the legal owner of such Company Shares; and

(c)	notwithstanding the terms of the Company Option Plan, or the terms of any agreement evidencing the grant of any Options, at the Arrangement Effective Time, each outstanding Option:

(i) shall vest, notwithstanding that any conditions to such vesting may not have been satisfied;

(ii) shall be exchanged for a Replacement Option immediately after the Arrangement Effective Time, which Replacement Option shall be vested and shall have an expiry date that is the same as the expiry date for the Option it replaces but otherwise be subject to the terms and conditions of the Denison Option Plan, and shall entitle the holder to acquire the number (rounded down to the nearest whole number) of Denison Shares equal to the product of: (A) the number of Company Shares subject to such Options immediately prior to the Arrangement Effective Time and (B) 0.073, and the exercise price per Denison Share shall be the amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A) the exercise price per Company Share subject to such Option immediately before the Arrangement Effective Time divided by (B) 0.073; and

(d)

Each Warrant at the Arrangement Effective Time shall be exchanged for a Replacement Warrant and each such Replacement Warrant shall thereafter entitle the holder to acquire a number (rounded down to the nearest whole number) of Denison Shares equal to the product of (A) the number of Company Shares subject to the Warrant immediately before the Arrangement Effective Time and (B) 0.073, and the exercise price per Denison Share subject to each such Replacement Warrant shall be the amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A) the exercise price per Company Share subject to such Warrant immediately before the Arrangement Effective Time divided by (B) 0.073 and shall otherwise be on terms and conditions that are similar to the terms and conditions governing the Warrants, but also incorporating additional customary terms and conditions regarding such matters as exercise mechanism, partial exercise and adjustment provisions as set out in the form of warrant certificate attached hereto as Schedule A;

Section 2.2 Delivery of Consideration

(a)	At or promptly after the Arrangement Effective Date, the Offeror will deposit with the Depositary certificates representing the Denison Shares payable and issuable in accordance with the provisions of Section 2.1 hereof. Subject to Section 2.1(a) and (b), on and after the Arrangement Effective Time, certificates formerly representing Company Shares (other than Company Shares beneficially owned, directly or indirectly, by the Offeror) shall cease to represent such shares and shall represent only the right to receive the consideration therefor specified in Section 2.1(a) and (b) in accordance with the terms of the Arrangement.

(b)	As soon as practicable after the Arrangement Effective Date, upon a Former Company Shareholder depositing with the Depositary certificates representing Company Shares accompanied by a duly completed Letter of Transmittal and such other documents and instruments as the Depositary may reasonably require, the Offeror shall cause the Depositary to deliver, to the Holder or otherwise in accordance with the Letter of Transmittal, the share certificates evidencing the Denison Shares to which such Holder is entitled in accordance with the terms of the Arrangement.

(c)	At or promptly after the Arrangement Effective Date, the Offeror will deliver to the Former Warrant Holders certificates representing the Replacement Warrants.

(d)	At or promptly after the Arrangement Effective Date, the Offeror will deliver to the Former Option Holders certificates or other evidence representing the Replacement Options.

Section 2.3 Fractional Shares

No fractional Denison Shares will be issued to Former Company Shareholders or to Former Warrant Holders on the exercise of Replacement Warrants or to Former Option Holders on the exercise of replacement Options. If a Former Company Shareholder is, or a Former Warrant Holder or a Former Option Holder becomes, entitled to receive a fractional Denison Share, the number of Denison Shares issuable to such Former Company Shareholder under the Arrangement, or to such Former Warrant Holder on exercise of Replacement Warrants or to such Former Option Holder on exercise of Replacement Options, will be rounded down to the nearest whole number of Denison Shares such Former Company Shareholder is entitled to receive under the Arrangement or such Former Warrant Holder is entitled to receive on exercise of Replacement Warrants or such Former Option Holder is entitled to receive on exercise of Replacement Options.

Section 2.4 Binding Effect

This Plan of Arrangement will become effective on, and be binding on and after, the Arrangement Effective Time on the Offeror, the Company and the Securityholders, and their respective legal personal representatives, successors and assigns.

ARTICLE 3

DISSENT PROCEDURES

Section 3.1 Dissent Procedures

Holders of Company Shares may exercise Dissent Procedures with respect to Company Shares in connection with the Arrangement, provided that, notwithstanding the Dissent Procedures, the written objection to the Company Resolution must be sent to the Company by registered holders of Company Shares who wish to dissent at least two days before the Company Meeting or any date to which the Company Meeting may be postponed or adjourned, and provided further that holders of Company Shares who exercise such rights of dissent and who:

(a)	are ultimately entitled to be paid fair value for their Company Shares, which fair value shall be the fair value of such shares immediately before the passing by the holders of the Company Shares of the Company Resolution, and shall be paid an amount equal to such fair value by the Company; and

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Company Shares shall be deemed to have participated in the Arrangement, as of the Arrangement Effective Time, on the same basis as a non-dissenting holder of Company Shares and shall be entitled to receive only the consideration contemplated in Section 2.1(a) hereof, as the case may be, that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Procedures, but further provided that in no case shall the Offeror, the Company or any other person be required to recognize holders of the Company Shares who exercise Dissent Procedures as holders of Company Shares after the time that is immediately prior to the Arrangement Effective Time, and the names of such holders of Company Shares who exercise Dissent Procedures shall be deleted from the central securities register as holders of Company Shares, as the case may be, at the Arrangement Effective Time.

ARTICLE 4

DELIVERY OF DENISON SHARES

Section 4.1 Lost Certificates

If any certificate that immediately prior to the Arrangement Effective Time represented one or more outstanding Company Shares or Warrants that were exchanged in accordance with Section

2.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of such Company Shares or Warrants claiming such certificate to be lost, stolen or destroyed, the Depositary shall, subject to the terms hereof, issue in exchange for such lost, stolen or destroyed certificate, a certificate representing the Denison Shares or Replacement Warrants, as the case may be, to which such holder is entitled under the Plan of Arrangement. When authorizing such issuance, as a condition precedent to the delivery of such Denison Shares or Replacement Warrants the holder of Company Shares or Warrants shall give a bond satisfactory to the Offeror and the Depositary in such amount as the Offeror and the Depositary may direct, or otherwise indemnify the Offeror and the Depositary in a manner satisfactory to the Offeror and the Depositary, against any claim that may be made against the Offeror or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of the Company.

Section 4.2 Withholding Rights

The Offeror and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Company Shareholder such amounts as the Offeror or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Company Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 4.3 Limitation and Proscription

To the extent that a Former Company Shareholder or Former Warrant Holder shall not have complied with the provisions of Section 2.2 hereof on or before the date that is six years after the Arrangement Effective Date and shall have not delivered to the Depositary any certificate that prior to the Arrangement Effective Time represented Company Shares or Warrants (the “final proscription date”), then the entitlement of such Former Company Shareholder or Former Warrant Holder, as the case may be, to receive Denison Shares or Replacement Warrants under this Plan of Arrangement shall cease as of such final proscription date and such Former Company Shareholder or Former Warrant Holder shall thereafter have no claim or interest of any kind or nature against the Offeror or the Company and shall be deemed to have surrendered to the Offeror all rights and interest in such shares together with all entitlements to dividend distributions and interest thereon.

ARTICLE 5

AMENDMENTS AND TERMINATION

Section 5.1 Amendments to Plan of Arrangement

(a)

The Offeror and the Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing; (ii) agreed to in writing by the Offeror and the Company; (iii) filed with the Court and, if made following the Company Meeting, approved by the Court; and (iv) communicated to holders or former holders of Company Shares, Options and Warrants if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting provided that the Offeror shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of the Offeror and the Company; and (ii) if required by the Court, it is consented to by holders of the Company Shares, Options and Warrants voting together as a single class.

Section 5.2 Termination of Plan of Arrangement

At any time up until the time the Final Order is made, the Offeror and the Company may mutually determine not to proceed with this Plan of Arrangement, or to terminate this Plan of Arrangement, notwithstanding any prior approvals given at the Company Meeting. In addition to the foregoing, this Plan of Arrangement shall automatically and without notice terminate immediately and be of no further force or effect upon the termination of the Acquisition Agreement in accordance with its terms.

PLAN OF ARRANGEMENT

SCHEDULE A

THE WARRANTS REPRESENTED BY THIS CERTIFICATE AND THE COMMON SHARES ISSUABLE UPON THEIR EXERCISE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. ACT”) OR ANY STATE SECURITIES LAWS AND MAY ONLY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN ACCORDANCE WITH AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. ACT; AND SECURITIES ISSUED TO U.S. PERSONS UPON EXERCISE OF THE WARRANTS WILL BE LEGENDED ACCORDINGLY.

This Warrant will be void unless exercised on or before 5:00 p.m. (Vancouver time) on November 1, 2013.

WARRANT CERTIFICATE

2012/05 WARRANTS TO PURCHASE COMMON SHARES OF

DENISON MINES CORP.

(a company subsisting under the laws of the Province of Ontario)

Certificate Number: 2012/05-00 • 1R	REPRESENTING [Insert #] WARRANTS

THIS CERTIFIES THAT, for value received, [INSERT REGISTERED NAME], of [insert address] (the “Holder”) is entitled to subscribe for and purchase one fully paid and non-assessable common share (a “Common Share”) without par value in the capital stock of DENISON MINES CORP. (the “Company”) for each Warrant stated above, at the price of $2.05 per share (the “Exercise Price”) at any time prior to 5:00 p.m. (Vancouver time) on November 1, 2013 (the “Expiry Time”)

The rights represented by this Warrant may be exercised by the Holder, in whole or in part (but not as to a fractional share), by surrendering to the Company at its office at 885 West Georgia Street, Suite 2000, Vancouver, British Columbia, V6C 3E8, this Warrant, together with a Subscription Form (defined below), duly completed and executed, and cash or a certified cheque, money order or bank draft in lawful money of Canada payable to or to the order of the Company for the amount equal to the Exercise Price multiplied by the number of Common Shares subscribed for, on and subject to the terms and conditions set forth below.

Nothing contained herein shall confer any right upon the Holder to subscribe for or purchase any Common Shares at any time after the Expiry Time, and from and after the Expiry Time these Warrants and all rights hereunder shall be void and of no value.

1.	Definitions

In this Warrant, including the preamble, unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the following meanings, namely:

(a)	“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Vancouver, British Columbia are not open for business;

(b)	“Common Shares” means the common shares of the Company as such shares were constituted on the date hereof, as the same may be reorganized, reclassified or redesignated pursuant to any of the events set out in Section 12 hereof;

(c)	“Company” means Denison Mines Corp., a corporation existing under the laws of the Province of Ontario and its successors and assigns;

(d)	“Current Market Price” at any date, means the weighted average of the sale prices per Common Share at which the Common Shares have traded on the Toronto Stock Exchange, or, if the Common Shares in respect of which a determination of current market price is being made are not listed thereon, on such stock exchange on which such shares are listed as may be selected for such purpose by the directors, or, if the Common Shares are not listed on any stock exchange, then on the over-the-counter market, for any 20 consecutive trading days selected by the Company commencing not later than 30 trading days and ending no later than 5 trading days before such date; provided, however, if such Common Shares are not traded during such 30 day period for at least 20 consecutive trading days, the simple average of the following prices established for each of 20 consecutive trading days selected by the Company commencing not later than 30 trading days and ending no later than 5 trading days before such date:

(i)	the average of the bid and ask prices for each day on which there was no trading, and

(ii)	the closing price of the Common Shares for each day that there was trading,

or in the event that at any date the Common Shares are not listed on any exchange or on the over-the-counter market, the current market price shall be as determined by the directors or such firm of independent chartered accountants as may be selected by the directors acting reasonably and in good faith in their sole discretion; for these purposes, the weighted average price for any period shall be determined by dividing the aggregate sale prices during such period by the total number of Common Shares sold during such period;

(e)	“Equity Shares” means the Common Shares and any shares of any other class or series of the Company which may from time to time be authorized for issue if by their terms such shares confer on the holders hereof the right to participate in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Company beyond a fixed sum or a fixed sum plus accrued dividends;

(f)	“Exercise Price” means $2.05 in Canadian funds per Common Share, unless such price shall have been adjusted in accordance with the provisions of Section 12, in which case it shall mean the adjusted price in effect at such time;

(g)	“Expiry Date” means November 1, 2013;

(h)	“Expiry Time” means 5:00 p.m. (Vancouver time) on the Expiry Date;

(i)	“Form of Transfer” means the form of transfer annexed hereto as Schedule “B”;

(j)	“Holder” means the registered holder of this Warrant;

(k)	“person” means an individual, corporation, partnership, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative, or any group or combination thereof;

(l)	“Subscription Form” means the form of subscription annexed hereto as Schedule “A”; and

(m)	“this Warrant”, “Warrant”, “herein”, “hereby”, “hereof”, “hereto”, “hereunder” and similar expressions mean or refer to the warrants represented by this warrant certificate and any deed or instrument supplemental or ancillary thereto and any schedules hereto or thereto and not to any particular article, section, subsection, clause, subclause or other portion hereof.

2.	Expiry Time

After the Expiry Time, all rights under any Warrants evidenced hereby, in respect of which the right of subscription and purchase herein provided for shall not theretofore have been exercised, shall wholly cease and terminate and such Warrants shall be void and of no value or effect.

3.	Exercise Procedure

The Holder may exercise the right of purchase herein provided for by surrendering or delivering to the Company prior to the Expiry Time at its office specified on the face page hereof:

(a)	this Warrant, with the Subscription Form duly completed and executed by the Holder or its legal representative or attorney, duly appointed by an instrument in writing in form and manner satisfactory to the Company, and

(b)	cash or a certified cheque, money order or bank draft payable to or to the order of the Company in lawful money of Canada at par in the City of Vancouver in an amount equal to the Exercise Price multiplied by the number of Common Shares for which subscription is being made.

Any Warrant and cash, certified cheque, money order or bank draft referred to in the foregoing clauses (a) and (b) shall be deemed to be surrendered only upon delivery thereof to the Company at its office in the manner provided in Section 26 hereof.

This Warrant is exchangeable, upon the surrender hereof by the Holder, for new certificates of like tenor representing, in the aggregate, warrants entailing the right to subscribe for the same number of Common Shares which may be subscribed for hereunder.

4.	Entitlement to Certificate

Upon such delivery and payment as aforesaid, the Company shall cause to be issued to the Holder hereof the Common Shares subscribed for not exceeding those which such Holder is entitled to purchase pursuant to this Warrant and the Holder hereof shall become a shareholder of the Company in respect of such Common Shares with effect from the date of such delivery and payment and shall be entitled to delivery of a certificate or certificates evidencing such Common Shares and the Company shall cause such certificate or certificates to be delivered to the Holder hereof at the address or addresses specified in such subscription within three (3) Business Days of such delivery and payment.

5.	Register of Warrantholders and Transfer of Warrants

The Company shall cause a register to be kept in which shall be entered the names and addresses of all holders of 2012/05 warrants of the Company and the number of 2012/05 warrants so held by them. No transfer of Warrants shall be valid unless made by the Holder or its executors, administrators or other legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Company upon compliance with such reasonable requirements as the Company may prescribe, including compliance with all applicable securities legislation, and recorded on the register of holders of 2012/05 warrants maintained by the Company, nor until stamp or governmental or other charges arising by reason of such transfer have been paid. The transferee of a Warrant shall, after a Form of Transfer is duly completed and the Warrant is lodged with the Company and upon compliance with all other reasonable requirements of the Company or law, be entitled to have its name entered on the register as the owner of such Warrant, free from all equities or rights of set-off or counterclaim between the Company and the transferor or any previous holder of such Warrant, save in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction. The Company may treat the registered holder of any Warrant certificate as the absolute owner of the Warrants represented thereby for all purposes, and the Company shall not be affected by any notice or knowledge to the contrary except where the Company is required to take notice by statute or by order of a court of competent jurisdiction.

6.	Partial Exercise

The Holder may subscribe for and purchase a number of Common Shares less than the number the Holder is entitled to purchase pursuant to this Warrant. In the event of any such subscription and purchase prior to the Expiry Time, the Holder shall in addition be entitled to receive, without charge, a new certificate in respect of the balance of the Warrants represented by this certificate and which were then not exercised.

7.	No Fractional Shares

Notwithstanding any adjustments provided for in Section 12 hereof or otherwise, the Company shall not be required upon the exercise of any Warrants to issue fractional Common Shares in satisfaction of its obligations hereunder. Where a fractional Common Share would, but for this Section 7, have been issued upon exercise of a Warrant, no cash or other consideration shall be issued to the Holder in respect thereof.

8.	Not a Shareholder

Nothing in this certificate or in the holding of the Warrants evidenced hereby shall be construed as conferring upon the Holder any right or interest whatsoever as a shareholder of the Company.

9.	No Obligation to Purchase

Nothing herein contained or done pursuant hereto shall obligate the Holder to purchase or pay for or the Company to issue any securities except those Common Shares in respect of which the Holder shall have exercised its right to purchase hereunder in the manner provided herein.

10.	Ranking of Warrants

All 2012/05 warrants of the Company shall rank pari passu, notwithstanding the actual date of the issue thereof.

11.	Covenants

(a)	The Company covenants and agrees that:

(i)	so long as any Warrants evidenced hereby remain outstanding, it shall reserve and there shall remain unissued out of its authorized capital a sufficient number of Common Shares to satisfy the right of purchase herein provided for should the Holder determine to exercise its rights in respect of all the Common Shares for the time being called for by such outstanding Warrants; and

(ii)	all Common Shares which shall be issued upon the exercise of the right to purchase herein provided for, upon payment therefor of the amount at which such Common Shares may at the time be purchased pursuant to the provisions hereof, shall be issued as fully paid and non-assessable Common Shares and the holders thereof shall not be liable to the Company or to its creditors in respect thereof.

(b)	The Company shall make all requisite filings under applicable securities laws, including the Securities Act (Ontario) and the regulations made thereunder and including those necessary to remain a reporting issuer not in default of any requirement of such act and regulations.

(c)	The Company shall use its best efforts to preserve and maintain its corporate existence.

12.	Adjustment to Exercise Price

The Exercise Price in effect at any time is subject to adjustment from time to time in the events and in the manner provided as follows:

(a)	If and whenever at any time after the date hereof the Company:

(i)	issues Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all the holders of the Common Shares as a stock dividend; or

(ii)	makes a distribution on its outstanding Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares; or

(iii)	subdivides its outstanding Common Shares into a greater number of shares; or

(iv)	consolidates its outstanding Common Shares into a smaller number of shares;

(any of such events being called a “Common Share Reorganization”), then the Exercise Price will be adjusted effective immediately after the effective date or record date for the happening of a Common Share Reorganization, as the case may be, at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization by multiplying the Exercise Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which is the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which is the number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date).

(b)	If and whenever at any time after the date hereof the Company fixes a record date for the issue of rights, options or warrants to the holders of all or substantially all of its outstanding Common Shares under which such holders are entitled to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares, where:

(i)	the right to subscribe for or purchase Common Shares, or the right to exchange securities for or convert securities into Common Shares, expires not more than 45 days after the date of such issue (the period from the record date to the date of expiry being herein in this Section 12 called the “Rights Period”), and

(ii)	the cost per Common Share during the Rights Period (inclusive of any cost of acquisition of securities exchangeable for or convertible into Common Shares in addition to any direct cost of Common Shares) (herein in this Section 12 called the “Per Share Cost”) is less than 95% of the Current Market Price of the Common Shares on the record date,

(any of such events being called a “Rights Offering”), then the Exercise Price will be adjusted effective immediately after the end of the Rights Period to a price determined by multiplying the Exercise Price in effect immediately prior to the end of the Rights Period by a fraction:

(A)	the numerator of which is the aggregate of:

(1)	the number of Common Shares outstanding as of the record date for the Rights Offering; and

(2)	a number determined by dividing the product of the Per Share Cost and:

(I)	where the event giving rise to the application of this subsection 12(b) was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase additional Common Shares, the number of Common Shares so subscribed for or purchased during the Rights Period, or

(II)	where the event giving rise to the application of this subsection 12(b) was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase securities exchangeable for or convertible into Common Shares, the number of Common Shares for which those securities so subscribed for or purchased during the Rights Period could have been exchanged or into which they could have been converted during the Rights Period, by the Current Market Price of the Common Shares as of the record date for the Rights Offering; and

(B)	the denominator of which is:

(1)	in the case described in subparagraph 12(b)(A)(2)(I), the number of Common Shares outstanding, or

(2)	in the case described in subparagraph 12(b)(A)(2)(II), the number of Common Shares that would be outstanding if all the Common Shares described in subparagraph 12(b)(A)(2)(II) had been issued,

as at the end of the Rights Period.

Any Common Shares owned by or held for the account of the Company or any subsidiary or affiliate (as defined in the Securities Act (Ontario)) of the Company will be deemed not to be outstanding for the purpose of any such computation.

If by the terms of the rights, options or warrants referred to in this Section 12, there is more than one purchase, conversion or exchange price per Common Share, the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible securities so offered, will be calculated for purposes of the adjustment on the basis of:

(I)	the lowest purchase, conversion or exchange price per Common Share, as the case may be, if such price is applicable to all Common Shares which are subject to the rights, options or warrants, and

(II)	the average purchase, conversion or exchange price per Common Share, as the case may be, if the applicable price is determined by reference to the number of Common Shares acquired.

To the extent that any adjustment in the Exercise Price occurs pursuant to this Section 12 as a result of the fixing by the Company of a record date for the distribution of rights, options or warrants referred to in this Section 12, the Exercise Price will be readjusted immediately after the expiration of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiration, and will be further readjusted in such manner upon expiration of any further such right.

If the Holder has exercised this Warrant in accordance herewith during the period beginning immediately after the record date for a Rights Offering and ending on the last day of the Rights Period therefor (the “Entitlement Period”), the Holder will, in addition to the Common Shares to which it is otherwise entitled upon such exercise, be entitled to that number of additional Common Shares equal to the result obtained when (A) the Exercise Price in effect immediately prior to the end of such Rights Offering pursuant to this subsection is multiplied by the number of Common Shares received upon the exercise of this Warrant during such period, (B) the resulting product is divided by the Exercise Price as adjusted for such Rights Offering pursuant to this subsection, and (C) the number of Common Shares acquired by the Holder during the Entitlement Period in accordance with the terms hereof is subtracted from the resulting divided product; provided that the provisions of Section 7 will be applicable to any fractional interest in a Common Share to which such Holder might otherwise be entitled. Such additional Common Shares will be deemed to have been issued to the Holder immediately following the end of the Rights Period and a certificate for such additional Common Shares will be delivered to such Holder within ten (10) Business Days following the end of the Rights Period.

(c)	If and whenever at any time after the date hereof the Company fixes a record date for the issue or the distribution to the holders of all or substantially all its Common Shares of:

(i)	shares of the Company of any class other than Common Shares;

(ii)	rights, options or warrants to acquire shares or securities exchangeable for or convertible into shares or property or other assets of the Company;

(iii)	evidence of indebtedness; or

(iv)	any property or other assets,

and if such issuance or distribution does not constitute (A) a Common Share Reorganization, (B) a Rights Offering or (C) the issue of rights, options or warrants to the holders of all or substantially all of its outstanding Common Shares under which such holders are entitled to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares, where:

(a)	the right to subscribe for or purchase Common Shares, or the right to exchange securities for or convert securities into Common Shares, expires not more than 45 days after the date of such issue, and

(b)	the cost per Common Share during the Rights Period, inclusive of the Per Share Cost, is 95% or more than the Current Market Price of the Common Shares on the record date

(any of such non-excluded events being called a “Special Distribution”), the Exercise Price will be adjusted effective immediately after such record date to a price determined by multiplying the Exercise Price in effect on such record date by a fraction:

(C)	the numerator of which is:

(1)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date; less

(2)	the aggregate fair market value (as determined by action by the directors of the Company, subject, however, to the prior written consent of the Toronto Stock Exchange, where required) to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution; and

(D)	the denominator of which is the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date.

Any Common Shares owned by or held for the account of the Company or any subsidiary or affiliate (as defined in the Securities Act (Ontario)) of the Company will be deemed not to be outstanding for the purpose of any such computation.

(d)

If and whenever at any time after the date hereof there is a Common Share Reorganization, a Rights Offering, a Special Distribution, a reclassification or redesignation of the Common Shares outstanding at any time or change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation or merger of the Company with or into any other corporation or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification or redesignation of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity (any of such events being called a “Capital Reorganization”), the Holder, upon exercising this Warrant after the effective date of such Capital Reorganization, will be entitled to receive in lieu of the number of Common Shares to which such Holder was theretofore entitled upon such exercise, the aggregate number of shares, other securities or other property which such Holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares to which such Holder was theretofore entitled upon exercise of this Warrant. If determined appropriate by action of the directors of the Company, appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Section 12 with respect to the rights and interests thereafter of the Holder to the end that the provisions set forth in this Section 12 will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the exercise hereof. Any such adjustment must be made by and set forth in an amendment to this Warrant approved by action by the directors of the Company and will for all purposes be conclusively deemed to be an appropriate adjustment.

(e)	If at any time after the date hereof and prior to the Expiry Time any adjustment in the Exercise Price shall occur as a result of:

(i)	an event referred to in subsection 12(a);

(ii)	the fixing by the Company of a record date for an event referred to in subsection 12(b); or

(iii)	the fixing by the Company of a record date for an event referred to in subsection 12(c) if such event constitutes the issue or distribution to the holders of all or substantially all of its outstanding Common Shares of (A) Equity Shares, or (B) securities exchangeable for or convertible into Equity Shares at an exchange or conversion price per Equity Shares less than the Current Market Price on such record date or (C) rights, options or warrants to acquire Equity Shares at an exercise, exchange or conversion price per Equity Share less than the Current Market Price on such record date, then the number of Common Shares purchasable upon the subsequent exercise of this Warrant shall be simultaneously adjusted by multiplying the number of Common Shares purchasable upon the exercise of this Warrant immediately prior to such adjustment by a fraction which shall be the reciprocal of the fraction employed in the adjustment of the Exercise Price. To the extent any adjustment in subscription rights occurs pursuant to (i) this subsection 12(e) as a result of a distribution of exchangeable or convertible securities other than Equity Shares referred to in subsection 12(a), or (ii) as a result of the fixing by the Company of a record date for the distribution of rights, options or warrants referred to in subsection 12(b), the number of Common Shares purchasable upon exercise of this Warrant shall be readjusted immediately after the expiration of any relevant exchange, conversion or exercise right to the number of Common Shares which would be purchasable based upon the number of Common Shares actually issued and remaining issuable immediately after such expiration, and shall be further readjusted in such manner upon expiration of any further such right. To the extent that any adjustment in subscription rights occurs pursuant to this subsection 12(e) as a result of the fixing by the Company of a record date for the distribution of exchangeable or convertible securities other than Equity Shares or rights, options or warrants referred to in subsection 12(c), the number of Common Shares purchasable upon exercise of this Warrant shall be readjusted immediately after the expiration of any relevant exchange, conversion or exercise right to the number which would be purchasable pursuant to this subsection 12(e) if the fair market value of such securities or such rights, options or warrants had been determined for purposes of the adjustment pursuant to this subsection 12(e) on the basis of the number of Equity Shares issued and remaining issuable immediately after such expiration, and shall be further readjusted in such manner upon expiration of any further such right.

13.	Rules Regarding Calculation of Adjustment of Exercise Price

(a)	The adjustments provided for in Section 12 are cumulative and will, in the case of adjustments to the Exercise Price, be computed to the nearest one-tenth of one cent and will be made successively whenever an event referred to therein occurs, subject to the following subsections of this Section 13.

(b)	No adjustment in the Exercise Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Exercise Price; provided, however, that any adjustments which, except for the provisions of this subsection, would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustments.

(c)	No adjustment in the Exercise Price will be made in respect of any event described in Section 12, other than the events referred to in clauses 12(a)(iii) and (iv), if the Holder is entitled to participate in such event on the same terms, mutatis mutandis, as if the Holder had exercised this Warrant prior to or on the effective date or record date of such event.

(d)	No adjustment in the Exercise Price will be made under Section 12 in respect of the issue from time to time of Common Shares issuable from time to time as dividends paid in the ordinary course to holders of Common Shares who exercise an option or election to receive substantially equivalent dividends in Common Shares in lieu of receiving a cash dividend, and any such issue will be deemed not to be a Common Share Reorganization.

(e)	If at any time a dispute arises with respect to adjustments provided for in Section 12, such dispute will be conclusively determined by the auditors of the Company or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action by the directors of the Company and any such determination, where required, will be binding upon the Company, the Holder and shareholders of the Company. The Company will provide such auditors or accountants with access to all necessary records of the Company.

(f)	In case the Company after the date of issuance of this Warrant takes any action affecting the Common Shares, other than action described in Section 12, which in the opinion of the board of directors of the Company would materially affect the rights of the Holder, the Exercise Price will be adjusted in such manner, if any, and at such time, by action by the directors of the Company but subject in all cases to the prior written consent of the Toronto Stock Exchange, where required, and any necessary regulatory approval. Failure of the taking of action by the directors of the Company so as to provide for an adjustment on or prior to the effective date of any action by the Company affecting the Common Shares will be conclusive evidence that the board of directors of the Company has determined that it is equitable to make no adjustment in the circumstances.

(g)	If the Company sets a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and, thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, decides not to implement its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment in the Exercise Price will be required by reason of the setting of such record date.

(h)	In the absence of a resolution of the directors of the Company fixing a record date for a Special Distribution or Rights Offering, the Company will be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected.

(i)	As a condition precedent to the taking of any action which would require any adjustment to this Warrant, including the Exercise Price, the Company must take any corporate action which may be necessary in order that the Company have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which the Holder is entitled to receive on the full exercise thereof in accordance with the provisions hereof.

(j)	The Company will from time to time, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 12, forthwith give notice to the Holder specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Exercise Price.

(k)	The Company covenants to and in favour of the Holder that so long as this Warrant remains outstanding, it will give notice to the Holder of its intention to fix a record date for any event referred to in subsections 12(a), (b) or (c) (other than the subdivision or consolidation of the Common Shares) which may give rise to an adjustment in the Exercise Price, and, in each case, such notice must specify the particulars of such event and the record date or the effective date for such event; provided that the Company is only required to specify in such notice such particulars of such event as have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than 14 days prior to each such applicable record date or effective date.

14.	Consolidation and Amalgamation

(a)	The Company shall not enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other corporation (herein called a “successor corporation”) whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale, disposition or otherwise, unless prior to or contemporaneously with the consummation of such transaction the Company and the successor corporation shall have executed such instruments and done such things as, in the opinion of counsel to the Holder, are necessary or advisable to establish that upon the consummation of such transaction:

(i)	the successor corporation will have assumed all the covenants and obligations of the Company under this Warrant, and

(ii)	the Warrant will be a valid and binding obligation of the successor corporation entitling the Holder, as against the successor corporation, to all the rights of the Holder under this Warrant, mutatis mutandis.

(b)	Whenever the conditions of subsection 14(a) shall have been duly observed and performed the successor corporation shall possess, and from time to time may exercise, each and every right and power of the Company under this Warrant in the name of the Company or otherwise and any act or proceeding by any provision hereof required to be done or performed by any director or officer of the Company may be done and performed with like force and effect by the like directors or officers of the successor corporation.

15.	Representation and Warranty

The Company hereby represents and warrants with and to the Holder that the Company is duly authorized and has the corporate and lawful power and authority to create and issue this Warrant and the Common Shares issuable upon the exercise hereof and perform its obligations hereunder and that this Warrant represents a valid, legal and binding obligation of the Company enforceable in accordance with its terms.

16.	If Share Transfer Books Closed

The Company shall not be required to deliver certificates for Common Shares while the share transfer books of the Company are properly closed, prior to any meeting of shareholders or for the payment of dividends or for any other purpose and in the event of the surrender of any Warrant in accordance with the provisions hereof and the making of any subscription and payment for the Common Shares called for thereby during any such period, delivery of certificates for Common Shares may be postponed for a period of time not exceeding three (3) Business Days after the date of the re-opening of said share transfer books. Provided however that any such postponement of delivery of certificates shall be without prejudice to the right of the Holder, if the Holder has surrendered the same and made payment during such period, to receive such certificates for the Common Shares called for after the share transfer books have been re-opened.

17.	Lost Certificate

Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this certificate evidencing the Warrants and, if requested by the Company, upon delivery of a bond of indemnity satisfactory to the Company, acting reasonably (or, in the case of mutilation, upon surrender of this certificate evidencing the Warrants), the Company will issue to the holder a replacement certificate (containing the same terms and conditions as this certificate evidencing the Warrants).

18.	Governing Law

This Warrant shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario. The parties hereto hereby irrevocably attorn to the non-exclusive jurisdiction of the Courts of the Province of Ontario.

19.	Severability

If any one or more of the provisions or parts thereof contained in this Warrant should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)	the invalidity, illegality or unenforceability of any provision or part thereof contained in this Warrant in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Warrant in any other jurisdiction.

20.	Headings

The headings of the sections, subsections and clauses of this Warrant have been inserted for convenience and reference only and do not define, limit, alter or enlarge the meaning of any provision of this Warrant.

21.	Numbering of Sections, etc.

Unless otherwise stated, a reference herein to a numbered or lettered section, subsection, clause, subclause or schedule refers to the section, subsection, clause, subclause or schedule bearing that number or letter in this Warrant.

22.	Gender

Whenever used in this Warrant, words importing the singular number only shall include the plural, and vice versa, and words importing the masculine gender shall include the feminine gender.

23.	Day not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

24.	Computation of Time Period

Except to the extent otherwise provided herein, in the computation of a period of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.

25.	Binding Effect

This Warrant and all of its provisions shall enure to the benefit of the Holder and the Holder’s heirs, executors, administrators, legal personal representatives, permitted assigns and successors and shall be binding upon the Company and its successors and permitted assigns.

26.	Notice

Any notice, document or communication required or permitted by this Warrant to be given by a party hereto (a “notice”) shall be in writing and is sufficiently given if delivered personally, or if sent by prepaid registered mail, or if transmitted by any form of recorded telecommunication tested prior to transmission, to such party addressed as follows:

(a)	to the Holder, in the register to be maintained pursuant to Section 5 hereof; and

(b)	to the Company at:

885 West Georgia Street, Suite 2000

Vancouver, British Columbia, V6C 3E8

Attention: President

Telecopier: (604) 689-4250

Notice so mailed shall be deemed to have been given on the fifth (5th) Business Day after deposit in a post office or public letter box. Neither party shall mail any notice hereunder during any period in which applicable postal workers are on strike or if such strike is imminent and may reasonably be anticipated to affect the normal delivery of mail, in which case notice shall be delivered personally or transmitted by a form of recorded telecommunication (as stated above), to ensure prompt receipt. Notice transmitted by a form of recorded telecommunication or delivered personally shall be deemed given on the day of transmission or personal delivery, as the case may be, provided that if such day is not a Business Day then the notice shall be deemed to have been given and received on the first Business Day following such day. Any party may from time to time notify the other in the manner provided herein of any change of address, which thereafter, until change by like notice, shall be the address of such party for all purposes hereof.

27.	Time of Essence

Time shall be of the essence hereof.

IN WITNESS WHEREOF the Company has caused this Warrant certificate to be signed by its duly authorized officer as of this              day of                     , 2012.

DENISON MINES CORP.

Per:
Authorized Signatory

SCHEDULE “A”

SUBSCRIPTION FORM

TO:	Denison Mines Corp.

885 West Georgia Street, Suite 2000

Vancouver, British Columbia, V6C 3E8

The undersigned holder of the within Warrant certificate hereby irrevocably subscribes for                      Common Shares of Denison Mines Corp. (the “Company”) pursuant to the within Warrant certificate at the Exercise Price per share specified in the said Warrant certificate and encloses herewith cash or a certified cheque, money order or bank draft payable to or to the order of the Company in payment of the subscription price therefor. Capitalized terms used herein have the meanings set forth in the within Warrant certificate.

The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

A. ☐	The undersigned holder (a) at the time of exercise of the Warrants is not in the United States; (b) is not a U.S. person and is not exercising the Warrants on behalf of a U.S. person or a person in the United States; and (c) did not execute or deliver this exercise form in the United States; OR

B. ☐	The undersigned holder has delivered to the Company an opinion of counsel of recognized standing or other evidence in form and substance satisfactory to the Company to the effect that the exercise of the Warrants and the issuance of the Common Shares does not require registration under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any applicable state securities laws.

The undersigned holder understands that unless Box A above is checked, the certificate representing the Common Shares will bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from such registration is available. “U.S. person” and “United States” are as defined in Regulation S under the U.S. Securities Act.

DATED this              day of                     , 20        .

NAME

(print):
Signature:
Address:

☐	Please check box if the Common Share certificate(s) are to be delivered at the office where this Warrant certificate is surrendered, failing which the Common Share certificate(s) will be mailed to the subscriber at the address set out above.

If any Warrants represented by this certificate are not being exercised, a new Warrant certificate representing the number of Warrants which are not exercised hereby will be issued and delivered with the Common Share certificate(s).

2

SCHEDULE “B”

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto (name)                                                                                                                                                                  (the “Transferee”), of                                                                                                                                                  (residential address)                      Warrants of Denison Mines Corp. (the “Company”) registered in the name of the undersigned on the records of the Company represented by the within Warrant certificate, and irrevocably appoints the Secretary of the Company as the attorney of the undersigned to transfer the said securities on the books or register of transfer, with full power of substitution.

DATED the            day of                    , 20        .

Signature Guaranteed	(Signature of Warrantholder, to be the same as appears on the face of this Warrant Certificate)

APPENDIX “C”

FAIRNESS OPINION OF TOLL CROSS

C-1

Toll Cross Securities Inc. Suite 200-1 Toronto Street Toronto, ON M5C 2V6 Phone: 416-365-1960 Fax: 416-365-1962 Web: www.tollcross.ca

06 December 2012

JNR Resources Inc.

Suite 201,

315 – 22nd Street East,

Saskatoon, SK

S7K 0G6

To the Members of the Board:

Toll Cross Securities Inc. (“Toll Cross” or “TCSI”) understands that Denison Mines Corp. (“Denison” or the “Offeror”) intends to enter into a plan of arrangement (“the Arrangement”) to acquire all of the outstanding common shares (the “Shares”) of JNR Resources Inc. (“JNR” or the “Company”), on the basis of 0.073 Denison Shares for each JNR Share deposited under the Arrangement (the “Exchange Ratio”). As part of this transaction, Denison also intends to offer replacement warrants and options to holders of outstanding JNR warrants and options on similar terms as adjusted by the Exchange Ratio. The terms and conditions of, and other matters relating to the Arrangement, are more fully described in agreements dated November 13, 2013 and November 28, 2013 among JNR and Denison (the “Acquisition Agreement” and “Amending Agreement”).

The board of directors (the “Board”) has retained Toll Cross to act as financial advisor to JNR, and to provide advice and assistance to the Board in evaluating the Offer, including the preparation and delivery to the Board of TCSI’s written opinion (“the Opinion”) as to the fairness, from a financial point of view, of the Consideration offered pursuant to the plan of arrangement.

Engagement

Toll Cross was formally engaged by the Company through an agreement among the Board, and Toll Cross (the “Engagement Agreement”) dated 13 November 2012. The Engagement Agreement provides the terms upon which Toll Cross has agreed to act as a financial advisor to the Company in connection with a business combination during the term of the Engagement Agreement involving JNR or its securities, such as a take-over bid, amalgamation, plan of arrangement or any other business combination. Pursuant to the Engagement Agreement, the Board have requested that TCSI prepare and deliver the Opinion. The terms of the Engagement Agreement provide that TCSI is to be paid a fee for its services as financial advisor, including fees on delivery of the Opinion, no portion of which is conditional upon the Opinion being favourable, and fees that are contingent on a change of control of the Company or certain other events. In addition, TCSI is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

Toll Cross Securities Inc.

Toll Cross consents to the inclusion of the Opinion in its entirety and a summary thereof in the directors’ circular which will be mailed to the Shareholders in connection with the arrangement (the “Directors’ Circular”), and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada and with the Toronto Stock Exchange.

Credentials of Toll Cross Securities Inc.

Toll Cross is Canadian investment banking firm, with operations including corporate finance, financial advisory services, institutional and retail equity sales and trading, and investment research. The Opinion expressed herein represents the opinion of Toll Cross as a firm. The form and content herein have been approved for release by officers of Toll Cross who are experienced in merger, acquisition, divestiture, and fairness opinion matters.

Independence of Toll Cross Securities Inc.

Neither Toll Cross, nor any of its affiliates, is an affiliate or is an insider or associate (as those terms are defined in the Securities Act (Ontario)) of the Company, of Denison, or any of its respective associates or affiliates. Toll Cross has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Company or Denison, or any of their respective associates or affiliates within the past two years, other than arranging a portion of a Private Placement by JNR that closed on May 4 2012, and the services provided under the Engagement Agreement. There are no understandings, agreements or commitments between Toll Cross and the Company, Denison, or any of their respective affiliates with respect to any future business dealings. Toll Cross may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company, Denison, or any of their respective associates or affiliates.

Toll Cross acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, Denison, or an of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Toll Cross conducts research on securities and may, in the ordinary course of its business, provide research and investment advice to its clients on investment matters, including with respect to the Company or Denison.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1. The “Acquisition Agreement” and “Amending Agreement”

2. Lock-Up Agreements that Denison has in place;

3. The “Disclosure Letter” submitted to Denison by the Company relating to the proposed transaction

4. The most recent audited annual financial statements and related management’s discussion and analysis of JNR;

5. The most recent interim consolidated financial statements of JNR and related management’s discussion and analysis;

6. A summary of total expenditures undertaken by JNR on each of its projects and JV projects as well as the current book value that JNR is carrying for each of its projects and JV projects

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Toll Cross Securities Inc.

7. The most recent audited annual financial statements and related management’s discussion and analysis of DML;

8. The most recent DML annual information form;

9. The most recent interim consolidated financial statements of DML and related management’s discussion and analysis;

10. Various publically available documents relating to the Company and Denison;

11. Discussions with management of the Company and Denison;

12. Analysis of various metrics to validate the value of the Company and Denison

Toll Cross has not, to the best of its knowledge, been denied access by the Company to any information under its control requested by Toll Cross. TCSI did not meet with the auditors of JNR or Denison and has assumed the accuracy and fair presentation of, and relied upon, the audited consolidated financial statements of JNR and the reports of the auditors thereon.

Prior Valuations

The Company has represented to Toll Cross that there have not been any prior valuations (as defined in Multilateral Instrument 61-101) of the Company or its material assets or liabilities or its securities within the two years preceding the date hereof.

Assumption and Limitations

Toll Cross has not prepared a formal valuation or appraisal of the Company or any of its securities, assets or liabilities and has not been provided with any such valuation or appraisal. The Opinion should not be construed as providing a formal valuation or appraisal of the Company or any of its securities, assets or liabilities. TCSI has, however, conducted such analysis as it considered necessary in the circumstances. In addition, the pinion is not, and should be construed as, advice as to the price at which the Shares may trade at any future date. TCSI was similarly not engaged to review any legal, tax or accounting aspects of the Offer.

With the Company’s approval, Toll Cross has relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations with respect to the Company obtained by it from public sources or otherwise provided to us by or on behalf of the Company and its agents and advisors or otherwise obtained pursuant to the Engagement Agreement (collectively, the “Information”) and has assumed that the Information did not omit to state any material fact or any fact necessary to be stated to make the Information not misleading. The Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. Subject to the exercise of professional judgement and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy, or fair presentation of any of the information.

With respect to the analysis supporting the Opinion, we note that projecting future results of any company is inherently subject to uncertainty. We have assumed with the approval of the Company, that such financial models, forecasts, projections, and estimates have been prepared on bases reflecting the best currently available estimates and reasonable judgement of various third parties, including but not limited to, geological consulting companies, or management of the Company, as the case may be, as to the matters covered thereby, and in rendering the Opinion we express no view as to the reasonableness of such forecasts, projections, estimates, or assumptions on which they are based.

3

Toll Cross Securities Inc.

Senior officers of the Company have represented to Toll Cross in their capacity as senior officers in a letter of representation delivered to Toll Cross as of the date hereof, among other things, that (i) except where updated or revised in a subsequently filed public disclosure document filed on SEDAR by the Company or in other information subsequently provided by the Company or any of its affiliates (as defined in the Securities Act (Ontario) to TCSI, the Information relating to the Company and its affiliates provided by the Company or on behalf of the Company by its affiliates or any of its agents or representatives, to TCSI either orally or in writing for the purpose of the Engagement Agreement or obtained by TCSI under the Company’s profile from SEDAR was, at the date the Information was provided to, or obtained by, TCSI, and is at the date hereof, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact or omit to state a material fact to make the Information not misleading in light of the circumstances under which the Information was provided; and (ii) since the dates on which the Information was provided to TCSI, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates, and no material change has occurred in the Information or any part therof which would have or which could reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, Toll Cross has made several assumptions, including that the final executed form of each of the Acquisition Agreement, Amending Agreement, the Lock-up Agreements and the Disclosure Letter does not differ in any material respect from the drafts of such documents Toll Cross reviewed and that all the conditions required to complete the Plan of Arrangement will be met, and that the disclosure to be provided in the Directors’ Circular with respect to JNR and its subsidiaries and affiliates and the Offer will be accurate in all material respects.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its subsidiary as they were reflected in the Information. In its analyses and in preparing the Opinion, Toll Cross made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Toll Cross.

The Opinion has been provided for the use of and is to be relied upon by the Board and may not be used by any other person or relied upon by any other person and, except as contemplated herein, may not be quoted from, publicly disseminated or otherwise communicated to any other person without the express prior written consent of Toll Cross. The Opinion is given as of the date hereof and TCSI disclaims any undertaking or obligation to advise any person of any change in any fact or mater affecting the Opinion that may come or be brought to TCSI’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, TCSI reserves the right to change, modify or withdraw the Opinion with effect after the date hereof, but does not assume any obligation to update, revise or reaffirm this opinion and TCSI expressly disclaims any such obligation.

The Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”), but IIROC has not been involved in the preparation or review of the Opinion.

Toll Cross believes that its analyses must be considered as a whole, and that selecting portions of the analyses or the factors considered by it without considering all the factors and analysis together, could create a misleading view of the process underlying the Opinion. The preparation of an Opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any

4

Toll Cross Securities Inc.

attempt to do so could lead to undue emphasis on any particular factor or analysis. The Opinion does not constitute a recommendation to the Board, or any Shareholder as to whether Shareholders should accept the Offer.

Conclusion

Based upon and subject to the foregoing and such other matters as we consider relevant, Toll Cross is of the opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the Shareholders, other than Denison and its affiliates.

Yours very truly,

Toll Cross Securities Inc.

5

APPENDIX “D”

INTERIM ORDER

D-1

Form 35 (Rules 8-4(1), 13-1(3) and 17-1(2))	No. S128970 VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA
IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, SBC 2002, CHAPTER 57, AS AMENDED
AND
IN THE MATTER OF AN ARRANGEMENT INVOLVING JNR RESOURCES INC., ITS SECURITYHOLDERS AND DENISON MINES CORP.

Re: JNR RESOURCES INC., PETITIONER

ORDER MADE AFTER APPLICATION

(INTERIM ORDER)

BEFORE	)	Thursday, THE 19th DAY OF
)
MASTER TOKAREK	)	DECEMBER, 2012

ON THE APPLICATION of the Petitioner, JNR Resources Inc., without notice coming on for hearing at Vancouver, British Columbia on 19 December 2012, and upon reading the affidavit of Rick Kusmirski sworn 17 December 2012, and on hearing Brian Alan Mason, counsel for the Petitioner:

THIS COURT ORDERS that:

1.	The Petitioner, JNR Resources Inc. (the “Petitioner” or “JNR”), be permitted to convene, hold and conduct a Special Meeting (the “Meeting”) of the registered holders (the “JNR Shareholders”) of common shares of the Petitioner (the “JNR Shares”), the holders (the “JNR Optionholders”) of options (the “JNR Options”) to purchase JNR Shares and the holders (the “JNR Warrantholders”) of warrants (the “JNR Warrants”) to purchase JNR Shares to inter alia:

(a)

consider and, if deemed advisable, pass with or without variation, a special resolution (the “Arrangement Resolution”): (i) authorizing, approving and adopting, with or without amendment, an arrangement (the “Arrangement”) and the plan of arrangement implementing the Arrangement (the “Plan of Arrangement”) substantially in the form included as Appendix “C” to the management information circular of the Petitioner (the “Circular”) which is attached as Exhibit “A” to the Affidavit of Rick Kusmirski sworn 17 December

2012 (the “Supporting Affidavit”), involving the Petitioner, the securityholders of JNR and Denison Mines Corp. (“Denison”); and

(b)	transact such other business as may properly come before the Meeting or any adjournment thereof.

2.	The Meeting shall be called, held and conducted on Monday, 28 January 2013, in accordance with the Business Corporations Act, SBC 2002, Chapter 57, as amended (the “BCBCA”), the notice of articles and articles of the Petitioner and applicable securities laws, or on such other date as may be permitted under this Interim Order, and subject to the terms of this Interim Order and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order, and to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating or governing or collateral to the securities of JNR or to which such securities are collateral, or the notice of articles and articles of the Petitioner, this Interim Order shall govern.

AMENDMENTS

3.	The Petitioner is authorized to make, in the manner contemplated by and subject to the arrangement agreement among JNR and Denison dated 13 2012, as amended by an amending agreement dated 28 November 2012 (collectively, the “Arrangement Agreement”), such amendments, revisions or supplements to the Arrangement Agreement, Arrangement, Plan of Arrangement, notice of special meeting for the Meeting or the Circular as it may determine without any additional notice to JNR Shareholders, JNR Optionholders or JNR Warrantholders (collectively, the “JNR Securityholders”) or any further Order of this Court. The Arrangement Agreement, Arrangement and Plan of Arrangement as so amended, revised or supplemented shall be the Arrangement Agreement, Arrangement and Plan of Arrangement that are the subject of the Arrangement Resolution.

ADJOURNMENTS AND POSTPONEMENTS

4.	Notwithstanding the provisions of the BCBCA and the notice of articles or articles of the Petitioner, the Board of Directors of the Petitioner by resolution shall be entitled to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the JNR Securityholders respecting the adjournment or postponement and without the need for approval of the Court, subject to the Arrangement Agreement. Notice of any such adjournment shall be given by press release, news release, newspaper advertisement, or by notice sent to the JNR Securityholders by one of the methods specified in paragraph 6 of this Interim Order, as determined to be the most appropriate method of communication by the Board of Directors of the Petitioner.

RECORD DATE

5.	The record date (the “Record Date”) for determining JNR Securityholders entitled to receive notice of and attend at the Meeting is the close of business on 12 December 2012 or such other date as the Board of Directors of the Petitioner may determine and as disclosed to the JNR Securityholders in the manner they see fit.

NOTICE OF THE MEETING

6.	The following information:

(a)	notice of special meeting for the Meeting;

(b)	the Circular;

(c)	the Plan of Arrangement;

(d)	Notice of Application for Final Order (the “Notice of Application”);

(e)	the letters of transmittal; and

(f)	the forms of proxy for use by the JNR Securityholders;

(collectively, the “Meeting Materials”), and this Interim Order (collectively with the Meeting Materials, the “Mailed Materials”) in substantially the same form contained as Exhibits to the Supporting Affidavit, with such amendments and inclusions thereto as counsel for the Petitioner may deem necessary or desirable, provided that such amendments and inclusions are not inconsistent with the terms of this Interim Order, shall be sent to:

(I)	the JNR Securityholders as they appear on the securities registers of the Petitioner on the Record Date, such Mailed Materials to be sent at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal, by one of the following methods:

(i)	by prepaid ordinary or air-mail addressed to the JNR Securityholders at his, her, or its address as it appears on the applicable securities registers of the Petitioner as at the Record Date;

(ii)	by delivery in person or by delivery to the addresses specified in paragraph (i) above; or

(iii)	by email or facsimile transmission to any JNR Securityholder who identifies himself, herself or itself to the satisfaction of the Petitioner, acting through its representatives, who requests such email or facsimile transmission;

(II)	the directors and auditors of the Petitioner by mailing the Mailed Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal; and

(III)	in the case of non-registered holders of JNR Shares or JNR Warrants, by providing copies of the Mailed Materials to intermediaries and registered nominees for sending to beneficial owners in accordance with National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators at least four (4) business days prior to the twenty-first (21st) day prior to the date of the Meeting;

and that service of the Notice of Application as herein described, shall constitute good and sufficient service of such Notice of Application upon all who may wish to appear in these proceedings, and no other service need be made.

7.	Delivery of the Mailed Materials as ordered herein shall constitute compliance with the requirements of the BCBCA and the Petitioner shall not be required to send to the JNR Securityholders any other or additional statement pursuant to the BCBCA.

8.	The accidental delay, failure or omission to give notice of the Meeting or the Notice of Application or to deliver the Mailed Materials, or the non-receipt of such notices or materials by, or any failure or omission to give such notice or deliver materials as a result of events beyond the reasonable control of the Petitioner (including, without limitation, any inability to use postal services) to any one or more of the persons specified herein shall not constitute a breach of this Interim Order, or in relation to notice to the JNR Securityholders, a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of the Petitioner then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

9.	The Petitioner shall be at liberty to give notice of this application to persons outside the jurisdiction of this Court in the manner specified herein.

DEEMED RECEIPT OF NOTICE

10.	The Meeting Materials and Notice Materials shall be deemed, for the purposes of this Interim Order, to have been received:

(a)	in the case of mailing, the day, Saturdays and holidays excepted, following the date of mailing;

(b)	in the case of delivery in person, the day following personal delivery or the day following delivery to the person’s address in paragraph 6 above; and

(c)	in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch.

UPDATING MEETING MATERIALS

11.	Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials or Mailed Materials may be communicated to the JNR Securityholders by press release, news release, newspaper advertisement or by notice sent to the JNR Securityholders by any of the means set forth in paragraph 6 herein, as determined to be the most appropriate method of communication by the Board of Directors of the Petitioner.

CONDUCT OF THE MEETING

12.	The Chair of the Meeting shall be an officer or director of the Petitioner or such other person as may be appointed by the JNR Securityholders for that purpose.

13.	The Chair of the Meeting is at liberty to call on the assistance of legal counsel to the Petitioner at any time and from time to time, as the Chair of the Meeting may deem necessary or appropriate, during the Meeting, and such legal counsel is entitled to attend the Meeting for this purpose.

14.	The only persons entitled to attend or speak at the Meeting shall be the JNR Securityholders, their proxyholders, the auditors of the Petitioner, the officers and directors of the Petitioner, employees and agents of the Petitioner’s transfer agent, CIBC Mellon Trust Company, employees and agents of any solicitation agent, the professional and legal advisors to the Petitioner, and such other persons with the permission of the Chair of the Meeting. Directors and officers of Denison and Denison’s advisors (including legal and financial advisors) shall be entitled to attend the Meeting.

15.	The Meeting may be adjourned for any reason upon the approval of the Chair of the Meeting, and if the Meeting is adjourned, it shall be reconvened at a place and time to be designated by the Chair of the Meeting to a date which is not more than 30 days thereafter except for the reason of a lack of quorum.

QUORUM AND VOTING

16.	The quorum at the Meeting consists of one or more JNR Shareholders who are present in person or by proxy and who are authorized to cast in the aggregate not less than 5% of the total votes attaching to all JNR Shares carrying the right to vote at the Meeting.

17.	If no quorum for the Meeting is present within one-half hour from the time set for the holding of the Meeting, the Meeting shall stand adjourned to the same day in the next week at the same time and place and, if such day is a non-business day, the next business day following such day at the same time and place, and if at such adjourned meeting a quorum is not present within one-half hour from the time set for the holding of the Meeting, the JNR Securityholders present, or represented by proxy, and being one or more JNR Securityholders entitled to vote at the Meeting, shall constitute a quorum.

18.	Each JNR Securityholder shall be entitled to one vote for each JNR Share held by such registered holder or to which they would be entitled upon exercise of their JNR Options or JNR Warrants, as applicable.

19.	The requisite and sole approvals for the Arrangement Resolution shall be the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by the JNR Securityholders present in person or represented by proxy at the Meeting, voting as a single class.

20.	The only persons entitled to vote at the Meeting or any adjournment(s) thereof either in person or by proxy shall be the registered JNR Securityholders as at the close of business on the Record Date.

SCRUTINEERS

21.	A representative of the Petitioner’s registrar and transfer agent (or any agent thereof) is authorized to act as a scrutineer for the Meeting.

SOLICITATION OF PROXIES

22.	The Petitioner is authorized to use the forms of proxy in connection with the Meeting in substantially the same form contained in Exhibit “B” to the Supporting Affidavit and the Petitioner may in its discretion waive generally the time limits for deposit of proxies by JNR Securityholders if the Petitioner deems it reasonable to do so. The Petitioner is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine.

23.	The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials.

DISSENT RIGHTS

24.

Each registered JNR Securityholder shall be accorded the rights of dissent with respect to the Arrangement Resolution approving the Arrangement as set out in sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and this Interim Order, provided that written notice of dissent must be received by JNR at its offices at Suite 201, 315 – 22nd Street East, Saskatoon, Saskatchewan, S7K 0G6 no later than 5:00 pm (Vancouver time) on the business day that is two (2) business days preceding the Meeting.

APPLICATION FOR THE FINAL ORDER

25.	Unless the directors of the Petitioner by resolution determine to abandon the Arrangement, upon the approval, with or without variation, by the JNR Securityholders of the Arrangement Resolution in the manner set forth in this Interim Order, the Petitioner may apply to this Court for an order (being the Final Order):

(a)	pursuant to section 291 of the BCBCA, declaring that the Arrangement, including the terms and conditions thereof and the issuances, exchanges and/or adjustments of securities contemplated therein, is fair and reasonable to the Securityholders of JNR; and

(b)	pursuant to section 291 of the BCBCA, approving the Arrangement, including the terms and conditions thereof and the issuances, exchanges and/or adjustments of securities contemplated therein,

and that the application for the Final Order (the “Final Application”) be set down for hearing before the presiding Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, on 30 January 2013 or such other date and time as the directors of the Petitioner may by resolution decide, and that the Petitioner be at liberty to proceed with the Final Application on that date.

26.	Any Securityholder of the Petitioner, any director or auditor of the Petitioner, or any other interested party with leave of the Court may appear and make submissions at the Final Application provided that such person must file a Response to Petition, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, with this Court and deliver a copy of the filed Response to Petition, together with a copy of all material on which such person intends to rely at the Final Application, including an outline of such person’s proposed submissions, to the solicitors for the Petitioner at its address for delivery as set out in the Petition, on or before 21 January 2013, or as the Court may otherwise direct.

27.	The only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and be heard thereon, shall be the solicitors for the Petitioner and persons who have delivered a Response to Petition in accordance with this Interim Order.

28.	Subject to other provisions in this Interim Order, no material other than that contained in the Circular need be served on any persons in respect of these proceedings and, in particular, service of the Petition herein and the accompanying affidavit and additional affidavits as may be filed is dispensed with.

29.	If the Final Application is adjourned, only those persons who have filed and delivered a Response to Petition in accordance with this Order need to be served and provided with notice of the adjourned date and any filed materials.

30.	The Petitioner shall be entitled, at any time, to apply to vary this Order.

31.	The provisions of Rule 16-1 and Rule 8-1 be hereby dispensed with for the purposes of any further application to be made pursuant to this Petition.

32.	The Petitioner shall have liberty to apply for such further orders as may be appropriate.

ENDORSEMENTS ATTACHED

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

By the Court
/s/ Brian Alan Mason
Brian Alan Mason

Counsel for the Petitioner

REGISTRAR

Maitland & Company

700-625 Howe Street,

Vancouver, BC V6C 2T6

Tel.: 604-800-4318

Toll Free: 888-726-5545

Fax: 604-681-3896

Attention: Jeffrey B. Lightfoot

Certified a true copy according to

the records of the Supreme Court

at Vancouver, B.C.

This 19th day of December 2012

/s/ Drina Read

Authorized Signing Officer

No.

VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

SBC 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF AN ARRANGEMENT INVOLVING JNR RESOURCES INC.,

ITS SECURITYHOLDERS AND DENISON MINES CORP.

Re: JNR RESOURCES INC.

PETITIONER

ORDER MADE AFTER APPLICATION

(INTERIM ORDER)

Maitland & Company

700-625 Howe Street,

Vancouver, BC V6C 2T6

Tel.: 604-800-4318

Toll Free: 888-726-5545

Fax: 604-681-3896

Attention: Jeffrey B. Lightfoot

APPENDIX “E”

PETITION

E-1

Form 66 (Rules 16-1(2) and 21-5(14))	No. S=128970 Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

SBC 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF AN ARRANGEMENT INVOLVING JNR RESOURCES INC., ITS

SECURITYHOLDERS AND DENISON MINES CORP.

Re: JNR RESOURCES INC., PETITIONER

PETITION TO THE COURT

ON NOTICE TO: Without notice.

This proceeding has been started by the Petitioner for the relief set out in Part 1 below.

If you intend to respond to this petition, you or your lawyer must

(a)	file a response to petition in Form 67 in the above-named registry of this court within the time for response to petition described below, and

(b)	serve on the petitioner(s)

(i)	2 copies of the filed response to petition, and

(ii)	2 copies of each filed affidavit on which you intend to rely at the hearing.

Orders, including orders granting the relief claimed, may be made against you, without any further notice to you, if you fail to file the response to petition within the time for response.

Time for response to petition

A response to petition must be filed and served on the petitioner(s),

(a)	if you were served with the petition anywhere in Canada, within 21 days after that service,

(b)	if you were served with the petition anywhere in the United States of America, within 35 days after that service,

(c)	if you were served with the petition anywhere else, within 49 days after that service, or

(d)	if the time for response has been set by order of the court, within that time.

(1)	The address of the registry is:

Law Courts

800 Smithe Street

Vancouver, British Columbia

(2)	The ADDRESS FOR SERVICE of the petitioner(s) is:

Maitland & Company

700-625 Howe Street,

Vancouver, BC V6C 2T6

Tel.: 604-800-4318

Toll Free: 888-726-5545

Fax number address for service (if any) of the petitioner(s): 604-681-3896

E-mail address for service (if any) of the petitioner(s): jeff@maitland.com

(3)	The name and office address of the petitioner(s) lawyer is:

Maitland & Company

700-625 Howe Street,

Vancouver, BC V6C 2T6

Tel.: 604-800-4318

Toll Free: 888-726-5545

Attention: Brian Mason

CLAIM OF THE PETITIONER

Part 1: ORDERS SOUGHT

The Petitioner applies for:

1.

An Interim order for directions (the “Interim Order”), substantially in the form of the draft order attached as Schedule “A” to this Petition, in connection with the arrangement (the “Arrangement”) proposed by the Petitioner in the Plan of Arrangement (the “Plan of Arrangement”) substantially in the form attached as Appendix “C” to the management information circular of the Petitioner (the “Circular”) which is attached as Exhibit “A” to the affidavit of Rick Kusmirski, the Chief Executive Officer of the

Petitioner, JNR Resources Inc. (the “Petitioner” or “JNR”), sworn 17 December 2012 (the “Supporting Affidavit”) pursuant to section 288 of the Business Corporations Act, SBC 2002, Chapter 57, as amended, (the “BCBCA”) and Rule 16-1 of the Supreme Court Civil Rules providing directions for:

a.	the convening and conduct by JNR of a special meeting (the “Meeting”) of the holders (the “JNR Shareholders”) of common shares of JNR (the “JNR Shares”), the holders (the “JNR Optionholders”) of options (the “JNR Options”) to acquire JNR Shares and the holders (the “JNR Warrantholders”, and collectively with the JNR Shareholders and JNR Optionholders, the “JNR Securityholders”) of warrants (the “JNR Warrants”) to acquire JNR Shares to be held on or before 28 January 2013, or such other date as may be agreed upon between Denison Mines Corp. (“Denison”) and JNR, subject to any adjournment or adjournments thereof, to consider and, if thought advisable, pass, with or without amendment, a special resolution (the “Arrangement Resolution”) approving an arrangement (the “Arrangement”) involving JNR, the JNR Securityholders and Denison under section 288 of the BCBCA, and such other business as may properly come before the Meeting; and

b.	the giving of notice of the Meeting and the provision of materials regarding the Arrangement to the JNR Securityholders;

2.	A final order (the “Final Order”), a draft of which is attached as Schedule “B” hereto, pursuant to section 291 of the BCBCA, Rules 13-1(19) and 1-2(4) of the Supreme Court Civil Rules, and the inherent jurisdiction of this Honourable Court that:

a.	the Arrangement be declared fair and reasonable; and

b.	the Arrangement be approved;

3.	Such further and other relief as counsel for the Petitioner may advise and the Court may deem just.

Part 2: FACTUAL BASIS

Background of JNR

1.	JNR is a corporation existing under the BCBCA. The head office of JNR is located at Suite 204, 315 – 22nd Street East, Saskatoon, Saskatchewan, S7K 0G6.

2.	JNR is a junior resource company currently engaged in the exploration and development of mineral properties located in Saskatchewan and Newfoundland with a varied interest in several prospective uranium properties in the Athabasca Basin of northern Saskatchewan which have been the focal point of JNR’s exploration efforts.

3.	JNR is a “reporting issuer” in British Columbia and other provinces in Canada and the JNR Shares are listed for trading on the TSX Venture under the trading symbol “JNN”.

4.	JNR’s authorized capital consists of an unlimited number of JNR Shares of which approximately 114,910,234 JNR Shares were issued and outstanding as at 17 December 2012.

5.	As at 17 December 2012, there were 7,935,000 outstanding JNR Options entitling the JNR Optionholders to purchase an aggregate of 7,935,000 JNR Shares. The outstanding JNR Options are held by a total of 13 JNR Optionholders, all of whom are current or former directors, officers, employees or consultants of JNR.

6.	As at 17 December 2012, there were 3,730,000 outstanding JNR Warrants entitling the JNR Warrantholders to purchase an aggregate of 3,730,000 JNR Shares. The outstanding JNR Warrants are held by a total of eight JNR Warrantholders.

Background of Denison

7.	Denison is a corporation governed by the Ontario Business Corporations Act. It is a Toronto, Ontario based corporation engaged in uranium exploration and development. The registered and head office of Denison is located at Atrium on Bay, Suite 402, 595 Bay Street, Toronto, Ontario, M5G 2C2.

8.	Denison’s authorized capital consists of an unlimited number of common shares without par value (“Denison Shares”), of which approximately 388,805,915 shares are issued and outstanding as at December 17, 2012.

9.	Denison is a “reporting issuer” (or equivalent) in all of the provinces of Canada. The Denison Shares are listed for trading on the Toronto Stock Exchange under the symbol “DML” and the New York Stock Exchange MKT under the symbol “DNN”.

Overview of the Arrangement

10.	JNR and Denison have a close working relationship that dates back to 2003 when the parties initially entered into an agreement allowing Denison to earn a stake in JNR’s Moore Lake and Lazy Edward properties. Currently, JNR and Denison jointly own and operate several exploration stage uranium properties in the Athabasca Basin in Saskatchewan.

11.	On November 9, 2012, the President and a Director of JNR conducted a conference call with Haywood Securities Inc., financial advisor to Denison, and the Chairman of Denison, during which both sides agreed on the key commercial terms on which the JNR Board would support an acquisition of JNR by Denison. The parties later executed an arrangement agreement, which was subsequently amended, which sets out the terms of the Arrangement, as detailed below.

12.	The Arrangement will be implemented by way of a court-approved plan of arrangement under the BCBCA. Pursuant to the Arrangement, the following transactions will occur:

(a)

each JNR Share outstanding immediately prior to the effective date of the Arrangement (to occur upon satisfaction of waiver of all conditions precedent) (the “Arrangement Effective Time”), including any JNR Shares issued prior to the Arrangement Effective Time upon the exercise of a JNR Option or a JNR

Warrant, but excluding any JNR Shares held by a registered holder of JNR Shares who dissents in respect of the Arrangement (a “Dissenting Shareholder”) or by Denison or any subsidiary of Denison, shall be transferred to Denison (free and clear of any liens, claims and encumbrances) and, in exchange therefor, each JNR Shareholder shall be entitled to receive 0.073 of a Denison Share for each JNR Share, provided that no fractional Denison Shares shall be issued;

(b)	each JNR Share held by a Dissenting Shareholder, if any, shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Denison and JNR shall thereupon be obligated to pay the amount payable to such Dissenting Shareholder determined pursuant to the dissent procedures described in the Plan of Arrangement;

(c)	notwithstanding the terms of JNR’s stock option plan, or the terms of any agreement evidencing the grant of any JNR Options, at the Arrangement Effective Time, each outstanding JNR Option: (i) shall vest, notwithstanding that any conditions to such vesting may not have been satisfied; and (ii) shall be exchanged for an option issued by Denison (each, a “Denison Replacement Option”) immediately after the Arrangement Effective Time, which Denison Replacement Option shall be vested and shall have an expiry date that is the same as the expiry date for the JNR Option it replaces but otherwise be subject to the terms and conditions of Denison’s stock option plan, and shall entitle the holder to acquire the number (rounded down to the nearest whole number) of Denison Shares equal to the product of: (A) the number of JNR Shares subject to such JNR Options immediately prior to the Arrangement Effective Time and (B) 0.073; and the exercise price per Denison Share shall be the amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A) the exercise price per JNR Share subject to such JNR Option immediately before the Arrangement Effective Time divided by (B) 0.073; and

(d)	each JNR Warrant at the Arrangement Effective Time will be exchanged for a warrant issued by Denison (each, a “Denison Replacement Warrant”) and each such Denison Replacement Warrant shall thereafter entitle the holder to acquire a number (rounded down to the nearest whole number) of Denison Shares equal to the product of (A) the number of JNR Shares subject to the JNR Warrant immediately before the Arrangement Effective Time and (B) 0.073; and the exercise price per Denison Share subject to each such Denison Replacement Warrant shall be the amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A) the exercise price per JNR Share subject to such JNR Warrant immediately before the Arrangement Effective Time divided by (B) 0.073. The Denison Replacement Warrants shall otherwise be on terms and conditions that are similar to the terms and conditions governing the JNR Warrants, but also incorporating additional customary terms and conditions regarding such matters as exercise mechanism, partial exercise and adjustment provisions as set out in the form of warrant certificate attached to the Plan of Arrangement as Schedule A.

13.	On completion of the Arrangement:

(a)	Denison will acquire ownership of 100% of the outstanding JNR Shares;

(b)	JNR Shareholders will hold approximately 2% of the total issued and outstanding Denison Shares (assuming exercise of all outstanding JNR Options and JNR Warrants); and

(c)	Assuming that, immediately before the Arrangement Effective Time, there are 114,910,234 JNR Shares and 388,805,915 Denison Shares issued and outstanding, outstanding JNR Options in respect of 7,935,000 JNR Shares and outstanding JNR Warrants in respect of 3,730,000 JNR Shares, after the Arrangement Effective Time Denison will issue up to 8,388,447 Denison Shares and reserve approximately 851,545 Denison Shares for issue upon exercise of Denison Replacement Options and Denison Replacement Warrants. On completion of the Arrangement, there will be approximately 397,194,362 Denison Shares issued and outstanding, assuming no exercise of the Denison Replacement Options and Denison Replacement Warrants.

14.	In accordance with the terms of the Arrangement Agreement, a number of conditions must be fulfilled in order for the Arrangement to become effective. These conditions include, but are not limited to:

(a)	the holding of the Meeting of the JNR Securityholders;

(b)	approval by the JNR Securityholders of the Arrangement Resolution;

(c)	the granting by this Court of the Interim Order;

(d)	the receipt of all necessary regulatory approvals; and

(e)	the granting by this Court of the Final Order approving the Arrangement.

Fairness and Determinations by the Board of Directors of JNR

15.	The Board of Directors of the Petitioner (the “JNR Board”) engaged Toll Cross Securities Inc. (“Toll Cross”) to, among other things, provide its opinion to the JNR Board in respect of the fairness, from a financial point of view, of the consideration (the “Consideration”) to be received by the JNR Shareholders under the Arrangement.

16.	Toll Cross delivered its written fairness opinion dated December 6, 2012 to the JNR Board.

17.	Toll Cross concluded that, as of the date of the Fairness Opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration is fair, from a financial point of view, to the JNR Shareholders.

18.	The JNR Board has reviewed the terms and conditions of the Arrangement and, having taken into account the Fairness Opinion and such other matters as it considered relevant,

has unanimously determined that the Arrangement is fair to the JNR Securityholders and the Arrangement is in the best interests of the Petitioner and the JNR Securityholders.

19.	The JNR Board is unanimously recommending that the JNR Securityholders vote in favour of the Arrangement.

20.	The rights of creditors of the Petitioner will not be adversely affected by the Arrangement. The creditors of the Petitioner have to date been paid in the normal course, and it is fully expected that they will continue to be so paid by Denison or the Petitioner following completion of the Arrangement.

The Meeting and Approvals

21.	The JNR Board resolved that the record date for determining the JNR Securityholders entitled to receive notice of, attend and vote at the Meeting be fixed at December 12, 2012.

22.	In connection with the Meeting, the Petitioner intends to send to each JNR Securityholder a copy of the following materials and documentation substantially in the forms attached as Exhibits “A” to “E” to the Supporting Affidavit:

(a)	notice of the Meeting and accompanying Circular that includes, among other things:

(i)	an explanation of the effect of the Arrangement;

(ii)	the text of the Arrangement Resolution;

(iii)	the text of the proposed Plan of Arrangement;

(iv)	a copy of the Interim Order;

(v)	a copy of the Notice of Application for Final Order (a copy of which is also attached as Exhibit “D” to the Supporting Affidavit);

(vi)	a summary of the Arrangement Agreement;

(vii)	a copy of the Fairness Opinion (a copy of which is also attached as Exhibit “E” to the Supporting Affidavit); and

(viii)	a copy of the dissent provisions contained in the BCBCA;

(b)	the forms of proxy for JNR Securityholders (a copy of which is also attached as Exhibit “B” to the Supporting Affidavit); and

(c)	the letters of transmittal for JNR Shareholders and JNR Warrantholders (copies of which are also attached as Exhibit “C” to the Supporting Affidavit) (letters of transmittal for JNR Optionholders not being provided as no certificates have been issued in respect of JNR Options).

23.	All such documents may contain such amendments thereto as the Petitioner (based on the advice of its solicitors) may advise are necessary or desirable, provided such amendments are not inconsistent with the terms of the Interim Order.

Quorum and Voting at the Meeting

24.	Pursuant to the articles of the Petitioner, the JNR Shares entitle the holders thereof to attend and vote at all meetings of the JNR Shareholders on the basis of one vote for each JNR Share held.

25.	The quorum at the Meeting consists of one or more JNR Shareholders who are present in person or by proxy and who are authorized to cast in the aggregate not less than 5% of the total votes attaching to all shares carrying the right to vote at the Meeting.

26.	It is proposed that the requisite approval for the Arrangement Resolution be at least two-thirds of the votes cast on the Arrangement Resolution by JNR Securityholders present in person or by proxy at the Meeting, voting as a single class.

Rights of Dissent

27.	The registered JNR Shareholders shall have rights of dissent (“Dissent Rights”) in respect of the Arrangement Resolution equivalent to those provided in sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order.

28.	The Dissent Rights will provide that any registered JNR Shareholder who objects to the Arrangement Resolution and properly exercises the Dissent Rights by strictly complying with the procedures as set out in sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, has the right to require that Denison purchase such shareholder’s JNR Shares for their fair value.

Part 3: LEGAL BASIS

1.	Sections 288 to 291 of the BCBCA; and

2.	Rules 13-1(19) and 1-2(4) of the Supreme Court Civil Rules.

Part 4: MATERIAL TO BE RELIED ON

1.	Affidavit of Rick Kusmirski, sworn 17 December 2012.

The Petitioner estimates that the application will take ten minutes.

/s/ Brian Alan Mason
Dated: 18 December 2012	Signature of lawyer for the Petitioner
Brian Alan Mason

To be completed by the court only:

Order made

☐	in the terms requested in paragraphs 1 through 3 of Part 1 of this petition

☐	with the following variations and additional terms:

Date:
Signature of ☐ Judge ☐ Master

SCHEDULE “A”

Form of Interim Order

Form 35 (Rules 8-4(1), 13-1(3) and 17-1(2))

No.

VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

SBC 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF AN ARRANGEMENT INVOLVING JNR RESOURCES INC., ITS

SECURITYHOLDERS AND DENISON MINES CORP.

Re: JNR RESOURCES INC., PETITIONER

ORDER MADE AFTER APPLICATION

(INTERIM ORDER)

BEFORE	) Thursday, THE 19th DAY OF
)
MASTER	) DECEMBER, 2012

ON THE APPLICATION of the Petitioner, JNR Resources Inc., without notice coming on for hearing at Vancouver, British Columbia on 19 December 2012, and upon reading the affidavit of Rick Kusmirski sworn 17 December 2012, and on hearing Brian Alan Mason, counsel for the Petitioner:

THIS COURT ORDERS that:

1.	The Petitioner, JNR Resources Inc. (the “Petitioner” or “JNR”), be permitted to convene, hold and conduct a Special Meeting (the “Meeting”) of the registered holders (the “JNR Shareholders”) of common shares of the Petitioner (the “JNR Shares”), the holders (the “JNR Optionholders”) of options (the “JNR Options”) to purchase JNR Shares and the holders (the “JNR Warrantholders”) of warrants (the “JNR Warrants”) to purchase JNR Shares to inter alia:

(a)

consider and, if deemed advisable, pass with or without variation, a special resolution (the “Arrangement Resolution”): (i) authorizing, approving and adopting, with or without amendment, an arrangement (the “Arrangement”) and the plan of arrangement implementing the Arrangement (the “Plan of Arrangement”) substantially in the form included as Appendix “C” to the management information circular of the Petitioner (the “Circular”) which is attached as Exhibit “A” to the Affidavit of Rick Kusmirski sworn December 17,

2012 (the “Supporting Affidavit”), involving the Petitioner, the securityholders of JNR and Denison Mines Corp. (“Denison”); and

(b)	transact such other business as may properly come before the Meeting or any adjournment thereof.

2.	The Meeting shall be called, held and conducted on Monday, January 28, 2013, in accordance with the Business Corporations Act, SBC 2002, Chapter 57, as amended (the “BCBCA”), the notice of articles and articles of the Petitioner and applicable securities laws, or on such other date as may be permitted under this Interim Order, and subject to the terms of this Interim Order and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order, and to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating or governing or collateral to the securities of JNR or to which such securities are collateral, or the notice of articles and articles of the Petitioner, this Interim Order shall govern.

AMENDMENTS

3.	The Petitioner is authorized to make, in the manner contemplated by and subject to the arrangement agreement among JNR and Denison dated November 13, 2012, as amended by an amending agreement dated November 28, 2012 (collectively, the “Arrangement Agreement”), such amendments, revisions or supplements to the Arrangement Agreement, Arrangement, Plan of Arrangement, notice of special meeting for the Meeting or the Circular as it may determine without any additional notice to JNR Shareholders, JNR Optionholders or JNR Warrantholders (collectively, the “JNR Securityholders”) or any further Order of this Court. The Arrangement Agreement, Arrangement and Plan of Arrangement as so amended, revised or supplemented shall be the Arrangement Agreement, Arrangement and Plan of Arrangement that are the subject of the Arrangement Resolution.

ADJOURNMENTS AND POSTPONEMENTS

4.	Notwithstanding the provisions of the BCBCA and the notice of articles or articles of the Petitioner, the Board of Directors of the Petitioner by resolution shall be entitled to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the JNR Securityholders respecting the adjournment or postponement and without the need for approval of the Court, subject to the Arrangement Agreement. Notice of any such adjournment shall be given by press release, news release, newspaper advertisement, or by notice sent to the JNR Securityholders by one of the methods specified in paragraph 6 of this Interim Order, as determined to be the most appropriate method of communication by the Board of Directors of the Petitioner.

RECORD DATE

5.	The record date (the “Record Date”) for determining JNR Securityholders entitled to receive notice of and attend at the Meeting is the close of business on December 12, 2012 or such other date as the Board of Directors of the Petitioner may determine and as disclosed to the JNR Securityholders in the manner they see fit.

NOTICE OF THE MEETING

6.	The following information:

(a)	notice of special meeting for the Meeting;

(b)	the Circular;

(c)	the Plan of Arrangement;

(d)	Notice of Application for Final Order (the “Notice of Application”);

(e)	the letters of transmittal; and

(f)	the forms of proxy for use by the JNR Securityholders;

(collectively, the “Meeting Materials”), and this Interim Order (collectively with the Meeting Materials, the “Mailed Materials”) in substantially the same form contained as Exhibits to the Supporting Affidavit, with such amendments and inclusions thereto as counsel for the Petitioner may deem necessary or desirable, provided that such amendments and inclusions are not inconsistent with the terms of this Interim Order, shall be sent to:

(I)	the JNR Securityholders as they appear on the securities registers of the Petitioner on the Record Date, such Mailed Materials to be sent at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal, by one of the following methods:

(i)	by prepaid ordinary or air-mail addressed to the JNR Securityholders at his, her, or its address as it appears on the applicable securities registers of the Petitioner as at the Record Date;

(ii)	by delivery in person or by delivery to the addresses specified in paragraph (i) above; or

(iii)	by email or facsimile transmission to any JNR Securityholder who identifies himself, herself or itself to the satisfaction of the Petitioner, acting through its representatives, who requests such email or facsimile transmission;

(II)	the directors and auditors of the Petitioner by mailing the Mailed Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal; and

(III)	in the case of non-registered holders of JNR Shares or JNR Warrants, by providing copies of the Mailed Materials to intermediaries and registered nominees for sending to beneficial owners in accordance with National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators at least four (4) business days prior to the twenty-first (21st) day prior to the date of the Meeting;

and that service of the Notice of Application as herein described, shall constitute good and sufficient service of such Notice of Application upon all who may wish to appear in these proceedings, and no other service need be made.

7.	Delivery of the Mailed Materials as ordered herein shall constitute compliance with the requirements of the BCBCA and the Petitioner shall not be required to send to the JNR Securityholders any other or additional statement pursuant to the BCBCA.

8.	The accidental delay, failure or omission to give notice of the Meeting or the Notice of Application or to deliver the Mailed Materials, or the non-receipt of such notices or materials by, or any failure or omission to give such notice or deliver materials as a result of events beyond the reasonable control of the Petitioner (including, without limitation, any inability to use postal services) to any one or more of the persons specified herein shall not constitute a breach of this Interim Order, or in relation to notice to the JNR Securityholders, a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of the Petitioner then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

9.	The Petitioner shall be at liberty to give notice of this application to persons outside the jurisdiction of this Court in the manner specified herein.

DEEMED RECEIPT OF NOTICE

10.	The Meeting Materials and Notice Materials shall be deemed, for the purposes of this Interim Order, to have been received:

(a)	in the case of mailing, the day, Saturdays and holidays excepted, following the date of mailing;

(b)	in the case of delivery in person, the day following personal delivery or the day following delivery to the person’s address in paragraph 6 above; and

(c)	in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch.

UPDATING MEETING MATERIALS

11.

Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials or Mailed Materials may be communicated to the JNR Securityholders by press release, news release, newspaper advertisement or by notice sent to the JNR Securityholders by any of the means set forth in paragraph 6 herein, as determined to be the most appropriate method of communication by the Board of Directors of the Petitioner.

CONDUCT OF THE MEETING

12.	The Chair of the Meeting shall be an officer or director of the Petitioner or such other person as may be appointed by the JNR Securityholders for that purpose.

13.	The Chair of the Meeting is at liberty to call on the assistance of legal counsel to the Petitioner at any time and from time to time, as the Chair of the Meeting may deem necessary or appropriate, during the Meeting, and such legal counsel is entitled to attend the Meeting for this purpose.

14.	The only persons entitled to attend or speak at the Meeting shall be the JNR Securityholders, their proxyholders, the auditors of the Petitioner, the officers and directors of the Petitioner, employees and agents of the Petitioner’s transfer agent, CIBC Mellon Trust Company, employees and agents of any solicitation agent, the professional and legal advisors to the Petitioner, and such other persons with the permission of the Chair of the Meeting. Directors and officers of Denison and Denison’s advisors (including legal and financial advisors) shall be entitled to attend the Meeting.

15.	The Meeting may be adjourned for any reason upon the approval of the Chair of the Meeting, and if the Meeting is adjourned, it shall be reconvened at a place and time to be designated by the Chair of the Meeting to a date which is not more than 30 days thereafter except for the reason of a lack of quorum.

QUORUM AND VOTING

16.	The quorum at the Meeting consists of one or more JNR Shareholders who are present in person or by proxy and who are authorized to cast in the aggregate not less than 5% of the total votes attaching to all JNR Shares carrying the right to vote at the Meeting.

17.	If no quorum for the Meeting is present within one-half hour from the time set for the holding of the Meeting, the Meeting shall stand adjourned to the same day in the next week at the same time and place and, if such day is a non-business day, the next business day following such day at the same time and place, and if at such adjourned meeting a quorum is not present within one-half hour from the time set for the holding of the Meeting, the JNR Securityholders present, or represented by proxy, and being one or more JNR Securityholders entitled to vote at the Meeting, shall constitute a quorum.

18.	Each JNR Securityholder shall be entitled to one vote for each JNR Share held by such registered holder or to which they would be entitled upon exercise of their JNR Options or JNR Warrants, as applicable.

19.	The requisite and sole approvals for the Arrangement Resolution shall be the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by the JNR Securityholders present in person or represented by proxy at the Meeting, voting as a single class.

20.	The only persons entitled to vote at the Meeting or any adjournment(s) thereof either in person or by proxy shall be the registered JNR Securityholders as at the close of business on the Record Date.

SCRUTINEERS

21.	A representative of the Petitioner’s registrar and transfer agent (or any agent thereof) is authorized to act as a scrutineer for the Meeting.

SOLICITATION OF PROXIES

22.	The Petitioner is authorized to use the forms of proxy in connection with the Meeting in substantially the same form contained in Exhibit “B” to the Supporting Affidavit and the Petitioner may in its discretion waive generally the time limits for deposit of proxies by JNR Securityholders if the Petitioner deems it reasonable to do so. The Petitioner is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine.

23.	The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials.

DISSENT RIGHTS

24.

Each registered JNR Securityholder shall be accorded the rights of dissent with respect to the Arrangement Resolution approving the Arrangement as set out in sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and this Interim Order, provided that written notice of dissent must be received by JNR at its offices at Suite 201, 315 – 22nd Street East, Saskatoon, Saskatchewan, S7K 0G6 no later than 5:00 pm (Vancouver time) on the business day that is two (2) business days preceding the Meeting.

APPLICATION FOR THE FINAL ORDER

25.	Unless the directors of the Petitioner by resolution determine to abandon the Arrangement, upon the approval, with or without variation, by the JNR Securityholders of the Arrangement Resolution in the manner set forth in this Interim Order, the Petitioner may apply to this Court for an order (being the Final Order):

(a)

pursuant to section 291 of the BCBCA, declaring that the Arrangement, including the terms and conditions thereof and the issuances, exchanges and/or adjustments of securities contemplated therein, is fair and reasonable to the Securityholders of JNR; and

and that the application for the Final Order (the “Final Application”) be set down for hearing before the presiding Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, on 30 January 2013 or such other date and time as the directors of the Petitioner may by resolution decide, and that the Petitioner be at liberty to proceed with the Final Application on that date.

26.	Any Securityholder of the Petitioner, any director or auditor of the Petitioner, or any other interested party with leave of the Court may appear and make submissions at the Final Application provided that such person must file a Response to Petition, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, with this Court and deliver a copy of the filed Response to Petition, together with a copy of all material on which such person intends to rely at the Final Application, including an outline of such person’s proposed submissions, to the solicitors for the Petitioner at its address for delivery as set out in the Petition, on or before 21 January 2013, or as the Court may otherwise direct.

27.	The only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and be heard thereon, shall be the solicitors for the Petitioner and persons who have delivered a Response to Petition in accordance with this Interim Order.

28.	Subject to other provisions in this Interim Order, no material other than that contained in the Circular need be served on any persons in respect of these proceedings and, in particular, service of the Petition herein and the accompanying affidavit and additional affidavits as may be filed is dispensed with.

29.	If the Final Application is adjourned, only those persons who have filed and delivered a Response to Petition in accordance with this Order need to be served and provided with notice of the adjourned date and any filed materials.

30.	The Petitioner shall be entitled, at any time, to apply to vary this Order.

31.	The provisions of Rule 16-1 and Rule 8-1 be hereby dispensed with for the purposes of any further application to be made pursuant to this Petition.

32.	The Petitioner shall have liberty to apply for such further orders as may be appropriate.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

By the Court

Brian Alan Mason

Counsel for the Petitioner Maitland & Company 700-625 Howe Street, Vancouver, BC V6C 2T6	REGISTRAR

Tel.: 604-800-4318

Toll Free: 888-726-5545

Fax: 604-681-3896

Attention: Jeffrey B. Lightfoot

No.

VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

SBC 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF AN ARRANGEMENT INVOLVING JNR RESOURCES INC.,

ITS SECURITYHOLDERS AND DENISON MINES CORP.

Re: JNR RESOURCES INC.

PETITIONER

ORDER MADE AFTER APPLICATION

(INTERIM ORDER)

Maitland & Company

700-625 Howe Street,

Vancouver, BC V6C 2T6

Tel.: 604-800-4318

Toll Free: 888-726-5545

Fax: 604-681-3896

Attention: Jeffrey B. Lightfoot

SCHEDULE “B”

Form of Final Order

Form 35 (Rules 8-4(1), 13-1(3) and 17-1(2))

No.

VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

SBC 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF AN ARRANGEMENT INVOLVING JNR RESOURCES INC., ITS

SECURITYHOLDERS AND DENISON MINES CORP.

Re: JNR RESOURCES INC., PETITIONER

ORDER MADE AFTER APPLICATION

(FINAL ORDER)

(FINAL ORDER)

BEFORE THE HONOURABLE	) WEDNESDAY, THE 30TH DAY OF
)
) JANUARY, 2013
)

ON THE APPLICATION of the Petitioner, JNR Resources Inc., coming on for hearing at Vancouver, British Columbia on the 30th day of January, 2013 and on hearing Brian Alan Mason, counsel for the Petitioner;

AND UPON READING the Petition herein, the Interim Order of —, pronounced 19 December, 2012, the Affidavit of Rick Kusmirski sworn 17 December, 2012 and the Affidavit of —, sworn January —, 2013.

AND UPON the requisite approval of the shareholders, optionholders and warrantholders (collectively, the “Securityholders”) of the Petitioner having been obtained at the special meeting of the Securityholders held on January 28, 2013;

AND UPON IT APPEARING that adequate notice of the time and place of Hearing of this application was given to the Securityholders of the Petitioner;

AND UPON IT APPEARING that all Securityholders of the Petitioner had a right to appear and be heard at the Hearing and make submissions, and none did so;

AND UPON CONSIDERING the fairness to the parties affected thereby of the terms and conditions of the Arrangement provided for in the Plan of Arrangement attached hereto as Schedule “A” (the “Arrangement”) and of the transactions contemplated by the Arrangement;

AND UPON IT APPEARING that the terms and conditions of the Arrangement may properly be approved by this I Honourable Court;

THIS COURT ORDERS that:

1. pursuant to section 291 of the Business Corporations Act, SBC 2002, Chapter 57, as amended (the “BCBCA”), the Arrangement as provided for in the Plan of Arrangement attached hereto as Schedule “A”, including the terms and conditions thereof and the distributions, issuances, exchanges and/or adjustments of securities contemplated therein, is procedurally and substantively fair and reasonable to the Securityholders of the Petitioner;

2. pursuant to section 291 of the BCBCA, the Arrangement as provided for in the Plan of Arrangement attached hereto as Schedule “A”, including the terms and conditions thereof and the distributions, issuances, exchanges, and/or adjustments of securities contemplated therein, be and is hereby approved by the Court; and

3. the Petitioner shall be entitled, at any time, to seek leave to vary this Order, to seek the advice and direction of this Court as to the implementation of this Order or to apply for such further Order or Orders as may be appropriate.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of Brian Alan Mason Maitland & Company
Lawyer for the Petitioner, JNR Resources Inc.

By The Court

Registrar

Schedule “A” to the Final Order

No.

VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS

CORPORATIONS ACT,

SBC 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF AN ARRANGEMENT INVOLVING JNR

RESOURCES INC., ITS SECURITYHOLDERS AND DENISON

MINES CORP.

Re: JNR RESOURCES INC., PETITIONER

ORDER MADE AFTER APPLICATION

(FINAL ORDER)

MAITLAND & COMPANY

BARRISTERS & SOLICITORS

700-625 Howe Street,

Vancouver, BC V6C 2T6

Attention: Brian A. Mason

Telephone 604-681-7474	Facsimile 604-681-3896

No.

Vancouver Registry

18 December 2012

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

SBC 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF AN ARRANGEMENT INVOLVING JNR RESOURCES INC., ITS

SECURITYHOLDERS AND DENISON MINES CORP.

Re: JNR RESOURCES INC., PETITIONER

PETITION TO THE COURT

Our File Reference: JNR 03043

Brian Alan Mason

Maitland & Company

Barristers & Solicitors

700-625 Howe Street

Vancouver, BC V6C 2T6

Telephone: (604) 681-7474

Fax: (604) 681-3896

APPENDIX “F”

DISSENT PROCEDURES

Division 2 — Dissent Proceedings

Definitions and application

237	(1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238	(1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239	(1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1)	If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241	If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242	(1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243	(1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1)	A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1)	A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246	The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247	If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed or submitted to the Depositary. If you have any questions or require more information with regard to the procedures for completing this Letter of Transmittal, please contact Computershare Investor Services Inc.

LETTER OF TRANSMITTAL

FOR COMMON SHARES OF

JNR RESOURCES INC.

TO:	COMPUTERSHARE INVESTOR SERVICES INC.
(“Computershare” or the “Depositary”)

AND TO:	JNR RESOURCES INC. (“JNR”)

AND TO:	DENISON MINES CORP. (“Denison”)

This Letter of Transmittal is for use by registered holders (“Registered Shareholders”) of common shares of JNR (the “JNR Common Shares”) in connection with the proposed plan of arrangement (the “Arrangement”) involving JNR and Denison that is being submitted for approval at the special meeting of securityholders of JNR scheduled to be held on January 28, 2013, or any adjournment(s) or postponement(s) thereof (the “JNR Meeting”). The Arrangement involves, among other things, the acquisition by Denison of all outstanding JNR Common Shares in exchange for the issuance by Denison (the “Consideration”) to holders of JNR Common Shares of 0.073 of one common share of Denison (each whole common share a “Denison Share”) for each JNR Common Share, all as set forth in further detail in the JNR Notice of Special Meeting and Management Information Circular dated December 17, 2012 (collectively, the “Information Circular”) that accompanies this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Information Circular. Registered Shareholders are encouraged to carefully review the Information Circular in its entirety.

This Letter of Transmittal is for use by Registered Shareholders only and is not to be used by beneficial holders of JNR Common Shares who are not Registered Shareholders (the “Beneficial Shareholders”). A Beneficial Shareholder does not have JNR Common Shares registered in its name; rather, such JNR Common Shares are held by an intermediary or clearing agency such as CDS. If you are a Beneficial Shareholder, you should contact your intermediary for instructions and assistance in delivering your certificates representing JNR Common Shares and receiving the Consideration for such JNR Common Shares.

The Arrangement is anticipated to close on or about February 1, 2013. If the Arrangement is completed, at the Arrangement Effective Time, Registered Shareholders (other than Dissenting Shareholders) will be entitled to receive, in exchange for each JNR Common Share held, the Consideration.

Holders of JNR Common Shares are not entitled to receive fractional Denison Shares in connection with the Arrangement. Where the aggregate number of Denison Shares to be issued to a Shareholder as Consideration under the Arrangement would result in a fraction of a Denison Share being issuable, the number of Denison Shares to be received by such Shareholder will be rounded down to the nearest whole Denison Share.

In order to receive the appropriate number of Denison Shares representing the Consideration that a holder of JNR Common Shares is entitled to receive pursuant to the Arrangement, Registered Shareholders are required to deposit the certificate(s) representing their JNR Common Shares with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany the certificate(s) for JNR Common Shares deposited in order for the Registered Shareholder to receive the Consideration pursuant to the Arrangement.

Whether or not the undersigned delivers the required documentation to the Depositary, as of the Arrangement Effective Time, the undersigned will cease to be a holder of JNR Common Shares and, subject to the ultimate expiry identified below, will only be entitled to receive the Consideration to which the undersigned is entitled under the Arrangement. REGISTERED SHAREHOLDERS WHO DO NOT DELIVER CERTIFICATES REPRESENTING THEIR JNR COMMON SHARES AND ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY ON OR BEFORE THE SIXTH ANNIVERSARY OF THE ARRANGEMENT EFFECTIVE DATE WILL LOSE THEIR RIGHT TO RECEIVE ANY CONSIDERATION FOR THEIR JNR COMMON SHARES AND ANY CLAIM OR INTEREST OF ANY KIND OR NATURE AGAINST DENISON, JNR, OR THE DEPOSITARY.

Please read the Information Circular and the instructions set out below carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery. If JNR Common Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different Registered Shareholder. See Instruction 2.

In connection with the Arrangement being considered for approval at the JNR Meeting, the undersigned hereby deposits with the Depositary the enclosed certificate(s) representing JNR Common Shares, details of which are as follows:

Certificate Number(s)	Name(s) in which Registered	Number of JNR Common Shares Represented by Certificate

TOTAL

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

It is understood that, upon receipt of this duly completed and signed Letter of Transmittal and of the certificate(s) representing the JNR Common Shares deposited herewith (the “Deposited JNR Common Shares”) and following the Arrangement Effective Date, the Depositary will deliver to the undersigned, in accordance with the issuance and delivery instructions provided in Box A and Box B below, certificates representing the Consideration or hold such certificates for pick-up in accordance with the instructions set out in Box C below, and the certificate(s) representing the Deposited JNR Common Shares will forthwith be cancelled.

The undersigned holder of JNR Common Shares represents and warrants in favour of JNR and Denison that: (i) the undersigned is the registered holder of the Deposited JNR Common Shares and that such Deposited JNR Common Shares represent all of the JNR Common Shares registered in the name of the undersigned; (ii) such Deposited JNR Common Shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited JNR Common Shares and, when the certificate(s) representing the Consideration is (are) delivered, neither JNR nor Denison nor any affiliate thereof or successor thereto will be subject to any adverse claim in respect of such Deposited JNR Common Shares; (iv) the Deposited JNR Common Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited JNR Common Shares, to any other person; (v) the transfer of the Deposited JNR Common Shares complies with all applicable laws; (vi) all information inserted by the undersigned into this Letter of Transmittal is complete, true and accurate; and (vii) the delivery of the applicable number of Denison Shares representing the Consideration will discharge any and all obligations of JNR, Denison and the Depositary with respect to the matters contemplated by this Letter of Transmittal and the Arrangement. These representations and warranties shall survive the completion of the Arrangement.

Except for any proxy deposited with respect to the vote on the Arrangement Resolution in connection with the JNR Meeting or as granted by this Letter of Transmittal, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited JNR Common Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise, will be granted with respect to the Deposited JNR Common Shares.

The undersigned hereby agrees to transfer, effective at the Arrangement Effective Date and pursuant to the Arrangement, all right, title and interest in the Deposited JNR Common Shares and irrevocably appoints and constitutes the Depositary the lawful attorney of the undersigned, with full power of substitution, to deliver the Deposited JNR Common Shares pursuant to the Arrangement and to effect the transfer of the Deposited JNR Common Shares on the books of JNR to the extent and in the manner provided under the Arrangement.

The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited JNR Common Shares contemplated by this Letter of Transmittal.

The undersigned agrees that all questions as to validity, form, eligibility (including timely receipts) and acceptance of any JNR Common Shares transferred in connection with the Arrangement shall be determined by JNR in its sole discretion and that such determination shall be final and binding and acknowledges that there is no duty or obligation upon JNR, Denison, the Depositary or any other person to give notice of any defect or irregularity in any such surrender of JNR Common Shares and no liability will be incurred by any of them for failure to give any such notice.

The undersigned hereby acknowledges that the delivery of the Deposited JNR Common Shares shall be effected, and the risk of loss to such Deposited JNR Common Shares shall pass, only upon proper receipt thereof by the Depositary.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, legal representatives, successors and assigns of the undersigned.

The undersigned instructs the Depositary to mail the certificates representing the Consideration to which the undersigned is entitled pursuant to the Arrangement, in exchange for the Deposited JNR Common Shares, promptly after the Arrangement Effective Time, by first-class insured mail, postage prepaid, to the undersigned, or to hold such certificates representing the Consideration for the Deposited JNR Common Shares for pick-up, in accordance with the instructions given below.

If the Arrangement is not completed or proceeded with, the enclosed certificate(s) and all other ancillary documents will be returned as soon as possible to the undersigned at the address set out below in Box A or Box B, as applicable, or, failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of JNR.

It is understood that the undersigned will not receive the Consideration under the Arrangement in respect of the Deposited JNR Common Shares until the certificate(s) representing the Deposited JNR Common Shares owned by the undersigned are received by the Depositary at the address set forth on the back of this Letter of Transmittal, together with a duly completed Letter of Transmittal and such additional documents as the Depositary may require, and until the same are processed by the Depositary. It is understood that under no circumstances will interest accrue or be paid in respect of the Deposited JNR Common Shares in connection with the Arrangement.

By reason of the use by the undersigned of an English language Letter of Transmittal, the undersigned shall be deemed to have required that any contract in connection with the delivery of the JNR Common Shares pursuant to the Arrangement through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat relié à l’envoi d’actions ordinaries de JNR en vertue de l’arrangement au moyen de la présente lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

This letter will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

BOX A PAYMENT AND ISSUANCE INSTRUCTIONS ☐ Issue Denison Shares in the name of: (please print or type)

BOX B

SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if the Denison Shares to which the undersigned is entitled pursuant to the Arrangement are to be sent to someone other than the person shown in Box A or to an address other than the address shown in Box A

☐     Same address as Box A; or

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (Zip) Code)	(Country and Postal (Zip) Code)

(Telephone – Business Hours)

(Social Insurance Number or Taxpayer Identification Number)

BOX C – SPECIAL PICK-UP INSTRUCTIONS

☐ HOLD FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE

THE JNR COMMON SHARES WERE DEPOSITED

BOX D – SIGNATURE GUARANTEE Signature guaranteed by (if required under Instruction 3)	BOX E - SIGNATURE Dated:

(Authorized Signature)	(Signature of Shareholder or authorized representative)

Name of Guarantor (please print or type)	(Signature of any joint holder)

Address (please print or type)	(Name of Shareholder)

Area Code and Telephone Number	(Name of authorized representative)

(Social Insurance Number or Taxpayer Identification Number)

(Daytime Telephone Number of Shareholder or Authorized Representative)

(Daytime Facsimile Number of Shareholder or authorized representative)

BOX F - TO BE COMPLETED BY U.S. PERSONS ONLY

SUBSTITUTE FORM W-9 Payer’s Request for Taxpayer Identification Number and Certification	Part 1 – Taxpayer Identification Number (“TIN”) — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, consult your own tax adviser.) CERTIFY BY SIGNING AND DATING BELOW.	Social Security Number(s) (If awaiting TIN, write “Applied For”) OR

Employer Identification Number(s) (If awaiting TIN, write “Applied For”)

Part 2 – For payees exempt from backup withholding, please write “exempt” here:

Name

Business Name

Please Check Appropriate box for U.S. tax:

☐   Individual/Sole Proprietor    ☐   C Corporation    ☐   S Corporation    ☐   Partnership    ☐   Trust/Estate

☐ Limited liability company (Enter the tax classification: D = disregarded entity; C = corporation;

      P = partnership                     )                ☐ Other

Address

City	State	Zip Code

Part 3 —Certification —Under penalties of perjury, I certify that:

(1)	The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me);

(2)	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

(3)	I am a U.S. person (including a U.S. resident alien).

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Signature of U.S. person	Date	, 2012

NOTE:	FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% (31% after December 31, 2012) OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE ARRANGEMENT.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE “APPLIED FOR” IN PART 1 OF SUBSTITUTE FORM W 9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% (31% after December 31, 2012) of the gross proceeds of such payment made to me may be withheld.

Signature of U.S. person:	Date	, 2012

INSTRUCTIONS

1. Use of Letter of Transmittal

(a)	Registered Shareholders should read the accompanying Information Circular prior to completing this Letter of Transmittal. The terms and conditions of the Arrangement are incorporated by reference into this Letter of Transmittal and capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Information Circular.

(b)	This Letter of Transmittal, duly completed and signed (or an originally signed facsimile copy thereof), together with accompanying certificates representing the JNR Common Shares and all other required documents must be sent or delivered to the Depositary at the address set out on the back of this Letter of Transmittal. In order to receive the certificates representing the Consideration under the Arrangement for the Deposited JNR Common Shares, it is recommended that the foregoing documents be received by the Depositary at the address set out on the back of this Letter of Transmittal as soon as possible.

(c)	The method used to deliver this Letter of Transmittal and any accompanying certificates representing JNR Common Shares and all other required documents is at the option and risk of the Registered Shareholder and delivery will be deemed effective only when such documents are actually received by the Depositary. JNR recommends that the necessary documentation be hand delivered to the Depositary at the address set out on the back of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Beneficial Shareholders whose JNR Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those JNR Common Shares. Delivery to an office other than to the specified office of the Depositary does not constitute delivery for this purpose.

(d)	Denison reserves the right, if it so elects in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or accompanying documents received by it.

(e)	If the certificate representing the Denison Shares is to be issued in the name of a person other than the person(s) signing this Letter of Transmittal or if the certificate representing the Denison Shares is to be mailed to someone other than the person(s) signing this Letter of Transmittal or to the person(s) signing this Letter of Transmittal at an address other than that shown above, the appropriate boxes on this Letter of Transmittal should be completed (Box A and Box B).

2. Signatures

This Letter of Transmittal must be completed and signed by the registered holder of JNR Common Shares or by such Registered Shareholder’s duly authorized representative (in accordance with paragraph 4, below, of these Instructions).

(a)	If this Letter of Transmittal is signed by the Registered Shareholders of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)	If this Letter of Transmittal is signed on behalf of a Registered Shareholder by a person other than the registered holder(s) of the accompanying certificate(s), or if a certificate representing Denison Shares is to be issued to a person other than the Registered Shareholder:

(i)	such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney duly and properly completed by the Registered Shareholder; and

(ii)	the signature on such endorsement or share transfer power(s) of attorney must correspond exactly to the name of the Registered Shareholder as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 3, below, of these Instructions.

(c)	If any of the Deposited JNR Common Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of such Deposited JNR Common Shares.

3. Guarantee of Signatures

If this Letter of Transmittal is signed on behalf of a Registered Shareholder by a person other than the registered holder(s) of the JNR Common Shares or if the Consideration is to be issued in a name other than the registered holder(s) of the JNR Common Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program, (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share transfer power(s) of attorney is (are) executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association, or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. JNR or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5. Delivery Instructions

The certificates representing Denison Shares to be issued in exchange for the Deposited JNR Common Shares will be issued in the name of the person indicated in Box A and delivered to the address indicated in Box A (unless another address has been provided in Box B). If any certificates representing Denison Shares is to be held for pick-up at the offices of the Depositary, complete Box C. If neither Box A nor Box B is completed, any certificates representing Denison Shares issued in exchange for the Deposited JNR Common Shares will be issued in the name of the registered holder of the Deposited JNR Common

Shares and will be mailed to the address of the registered holder of the Deposited JNR Common Shares as it appears on the register of JNR. Any certificates mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6. Lost Certificates

If a certificate representing JNR Common Shares has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary and/or the registrar and transfer agent for the JNR Common Shares will respond with replacement requirements (which will include bonding requirement) that must be satisfied in order for the undersigned to receive the Consideration in accordance with the Arrangement.

7. U.S. Persons and Substitute Form W-9

For purposes of this Letter of Transmittal, a “U.S. Person” is a beneficial owner of JNR Common Shares, that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, partnership, or other entity classified as a corporation or partnership for U.S. federal income tax purposes that is created or organized in or under the laws of the United States or any political subdivision thereof or therein, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

United States federal income tax law generally requires that a U.S. Person who receives cash in exchange for JNR Common Shares provide the Depositary with its correct Taxpayer Identification Number (“TIN”) or Employer Identification Number (“EIN”), which, in the case of a holder of JNR Common Shares who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or EIN or an adequate basis for an exemption, as the case may be, such holder may be subject to penalties imposed by the IRS and backup withholding in an amount equal to 28% of the gross proceeds of any cash payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by the holder from the IRS.

To prevent backup withholding, each U.S. Person must provide his correct TIN or EIN by completing the Substitute Form W-9 set out in this document, which requires such holder to certify under penalty of perjury: (1) that the TIN or EIN provided is correct (or that such holder is awaiting a TIN or EIN); (2) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the Internal Revenue Service that such holder is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified the holder that such holder is no longer subject to backup withholding; and (3) that the holder is a U.S. person (including a U.S. resident alien).

Exempt holders are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN or EIN in Part 1 of the Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date the form.

If a U.S. Person does not have a TIN or EIN, such holder should: (i) consult with its own U.S. tax adviser on applying for a TIN or EIN; (ii) write “Applied For” in the space for the TIN in Part I of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set out in this Letter of Transmittal and Election. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN or EIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the IRS.

If the Substitute Form W-9 is not applicable to a Registered Shareholder that checked box 2 of Box F “U.S. Status”, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury. An appropriate IRS Form W-8 (W-8BEN, W-8EXP or other form) may be obtained from the Depositary.

A U.S. PERSON WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL AND ELECTION OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8, MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% (31% after December 31, 2012) OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT AND MAY BE SUBJECT TO PENALTIES. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A CLAIM FOR REFUND WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL AND ELECTION IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

8. Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all certificates for JNR Common Shares, additional certificate numbers and number of JNR Common Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If JNR Common Shares are registered in different forms (e.g., “John Doe” and “J. Doe”) a separate Letter of Transmittal must be signed for each different registration.

(c)	No alternative, conditional or contingent deposits of JNR Common Shares will be accepted and no fractional Denison Shares will be issued.

(d)	Additional copies of the Letter of Transmittal may be obtained from the Depositary at the address set out on the back of this Letter of Transmittal.

(e)	This Letter of Transmittal will be construed in accordance with and be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

9. Representations

The representations made by the holders of JNR Common Shares in this Letter of Transmittal will survive the Arrangement Effective Time.

THE DEPOSITARY FOR THE ARRANGEMENT IS:

Computershare Investor Services Inc.

The office of the Depositary is:

By Mail

Computershare Investor Services Inc.

P.O. Box 7021

31 Adelaide St. E.

Toronto, ON

M5C 3H2

Attention: Corporate Actions

By Registered Mail, Hand or Courier

Computershare Investor Services Inc.

100 University Ave. 9th Floor

Toronto, ON M5J 2Y1

Attention: Corporate Actions

Inquiries

Toll free (North America): 1-800-564-6253

Outside of North America: 514-982-7888

E-Mail: corporateactions@computershare.com

Any questions and requests for assistance may be directed by holders of JNR Common Shares to the Depositary at the telephone number and locations set out above.

The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed or submitted to the Depositary. If you have any questions or require more information with regard to the procedures for completing this Letter of Transmittal, please contact Computershare Investor Services Inc.

LETTER OF TRANSMITTAL

FOR WARRANTS OF

JNR RESOURCES INC.

TO:	COMPUTERSHARE INVESTOR SERVICES INC.
(the “Depositary”)

AND TO:	JNR RESOURCES INC. (“JNR”)

AND TO:	DENISON MINES CORP. (“Denison”)

This Letter of Transmittal is for use by registered holders (“Registered Warrantholders”) of warrants to purchase common shares of JNR (the “JNR Warrants”) in connection with the proposed plan of arrangement (the “Arrangement”) involving JNR and Denison that is being submitted for approval at the special meeting of Securityholders of JNR scheduled to be held on January 28, 2013, or any adjournment(s) or postponement(s) thereof (the “JNR Meeting”). The Arrangement involves, among other things, the acquisition by Denison of all outstanding JNR Warrants in exchange for the issuance by Denison (the “Consideration”) to Registered Warrantholders of warrants to purchase common shares of Denison (“Denison Warrants”), all as set forth in further detail in the JNR Notice of Special Meeting and Management Information Circular dated December 17, 2012 (together, the “Information Circular”) that accompanies this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Information Circular. Registered Warrantholders are encouraged to carefully review the Information Circular in its entirety.

This Letter of Transmittal is for use by Registered Warrantholders only and is not to be used by beneficial holders of JNR Warrants who are not Registered Warrantholders (the “Beneficial Warrantholders”). A Beneficial Warrantholder does not have JNR Warrants registered in its name; rather, such JNR Warrants are held by an intermediary, such as a broker, investment dealer, bank, trust company or other nominee. If you are a Beneficial Warrantholder, you should contact your intermediary for instructions and assistance in delivering your certificates representing JNR Warrants and receiving the Consideration for such JNR Warrants.

The Arrangement is anticipated to close on or about February 1, 2013. If the Arrangement is completed, at the Arrangement Effective Time, Registered Warrantholders will be entitled to receive, in exchange for each JNR Warrant held, the Consideration.

Holders of JNR Warrants are not entitled to receive fractional Denison Warrants in connection with the Arrangement. Where the aggregate number of Denison Warrants to be issued to a Warrantholder as Consideration under the Arrangement would result in a fraction of a Denison Warrant being issuable, the number of Denison Warrants to be received by such Warrantholder will be rounded down to the nearest whole Denison Warrant.

In order to receive the appropriate number of Denison Warrants representing the Consideration that a holder of JNR Warrants is entitled to receive pursuant to the Arrangement, Registered Warrantholders are required to deposit the certificate(s) representing their JNR Warrants with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany the certificate(s) for JNR Warrants deposited in order for the Registered Warrantholder to receive the Consideration pursuant to the Arrangement.

Whether or not the undersigned delivers the required documentation to the Depositary, as of the Arrangement Effective Time, the undersigned will cease to be a holder of JNR Warrants and, subject to the ultimate expiry identified below, will only be entitled to receive the Consideration to which the undersigned is entitled under the Arrangement. REGISTERED WARRANTHOLDERS WHO DO NOT DELIVER CERTIFICATES REPRESENTING THEIR JNR WARRANTS AND ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY ON OR BEFORE THE EXPIRY DATE OF SUCH JNR WARRANTS WILL LOSE THEIR RIGHT TO RECEIVE ANY CONSIDERATION FOR THEIR JNR WARRANTS AND ANY CLAIM OR INTEREST OF ANY KIND OR NATURE AGAINST DENISON, JNR, OR THE DEPOSITARY.

Please read the Information Circular and the instructions set out below carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery. If JNR Warrants are registered in different names, a separate Letter of Transmittal must be submitted for each different Registered Warrantholder. See Instruction 2.

In connection with the Arrangement being considered for approval at the JNR Meeting, the undersigned hereby deposits with the Depositary the enclosed certificate(s) representing JNR Warrants, details of which are as follows:

Certificate Number(s)	Name(s) in which Registered	Number of JNR Warrants Represented by Certificate

TOTAL

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

It is understood that, upon receipt of this duly completed and signed Letter of Transmittal and of the certificate(s) representing the JNR Warrants deposited herewith (the “Deposited JNR Warrants”) and following the Arrangement Effective Date, Denison will deliver to the undersigned, in accordance with the issuance and delivery instructions provided in Box A and Box B below, certificates representing the Consideration or hold such certificates for pick-up in accordance with the instructions set out in Box C below, and the certificate(s) representing the Deposited JNR Warrants will forthwith be cancelled.

The undersigned holder of JNR Warrants represents and warrants in favour of JNR and Denison that: (i) the undersigned is the registered holder of the Deposited JNR Warrants and that such Deposited JNR Warrants represent all of the JNR Warrants registered in the name of the undersigned; (ii) such Deposited JNR Warrants are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited JNR Warrants and, when the certificate(s) representing the Consideration is (are) delivered, neither JNR nor Denison nor any affiliate thereof or successor thereto will be subject to any adverse claim in respect of such Deposited JNR Warrants; (iv) the Deposited JNR Warrants have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited JNR Warrants, to any other person; (v) the transfer of the Deposited JNR Warrants complies with all applicable laws; (vi) all information inserted by the undersigned into this Letter of Transmittal is complete, true and accurate; and (vii) the delivery of the applicable number of Denison Warrants representing the Consideration will discharge any and all obligations of JNR, Denison and the Depositary with respect to the matters contemplated by this Letter of Transmittal and the Arrangement. These representations and warranties shall survive the completion of the Arrangement.

Except for any proxy deposited with respect to the vote on the Arrangement Resolution in connection with the JNR Meeting or as granted by this Letter of Transmittal, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited JNR Warrants and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise, will be granted with respect to the Deposited JNR Warrants.

The undersigned hereby agrees to transfer, effective at the Arrangement Effective Date and pursuant to the Arrangement, all right, title and interest in the Deposited JNR Warrants and irrevocably appoints and constitutes the Depositary the lawful attorney of the undersigned, with full power of substitution, to deliver the Deposited JNR Warrants pursuant to the Arrangement and to effect the transfer of the Deposited JNR Warrants on the books of JNR to the extent and in the manner provided under the Arrangement.

The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited JNR Warrants contemplated by this Letter of Transmittal.

The undersigned agrees that all questions as to validity, form, eligibility (including timely receipts) and acceptance of any JNR Warrants transferred in connection with the Arrangement shall be determined by JNR in its sole discretion and that such determination shall be final and binding and acknowledges that there is no duty or obligation upon JNR, Denison, the Depositary or any other person to give notice of any defect or irregularity in any such surrender of JNR Warrants and no liability will be incurred by any of them for failure to give any such notice.

The undersigned hereby acknowledges that the delivery of the Deposited JNR Warrants shall be effected, and the risk of loss to such Deposited JNR Warrants shall pass, only upon proper receipt thereof by the Depositary.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, legal representatives, successors and assigns of the undersigned.

The undersigned instructs Denison to mail the certificates representing the Consideration to which the undersigned is entitled pursuant to the Arrangement, in exchange for the Deposited JNR Warrants, promptly after the Arrangement Effective Time, by first-class insured mail, postage prepaid, to the undersigned, or to hold such certificates representing the Consideration for the Deposited JNR Warrants for pick-up, in accordance with the instructions given below.

If the Arrangement is not completed or proceeded with, the enclosed certificate(s) and all other ancillary documents will be returned as soon as possible to the undersigned at the address set out below in Box A or Box B, as applicable, or, failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of JNR.

It is understood that the undersigned will not receive the Consideration under the Arrangement in respect of the Deposited JNR Warrants until the certificate(s) representing the Deposited JNR Warrants owned by the undersigned are received by the Depositary at the address set forth on the back of this Letter of Transmittal, together with a duly completed Letter of Transmittal and such additional documents as the Depositary may require, and until the same are processed by the Depositary. It is understood that under no circumstances will interest accrue or be paid in respect of the Deposited JNR Warrants in connection with the Arrangement.

By reason of the use by the undersigned of an English language Letter of Transmittal, the undersigned shall be deemed to have required that any contract in connection with the delivery of the JNR Warrants pursuant to the Arrangement through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat relié à l’envoi d’actions ordinaries de JNR en vertue de l’arrangement au moyen de la présente lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

This letter will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

BOX A

PAYMENT AND ISSUANCE
INSTRUCTIONS

☐        Issue Denison Warrants
        in the name of:
        (please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone – Business Hours)

(Social Insurance Number or
Taxpayer Identification Number)

BOX B

SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if the Denison Warrants to which the undersigned is entitled pursuant to the Arrangement are to be sent to someone other than the person shown in Box A or to an address other than the address shown in Box A

☐       Same address as Box A; or

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

BOX C – SPECIAL PICK-UP INSTRUCTIONS ☐ HOLD FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THE JNR WARRANTS WERE DEPOSITED

BOX D – SIGNATURE GUARANTEE

Signature guaranteed by

(if required under Instruction 3)

(Authorized Signature)

Name of Guarantor (please print or type)

Address (please print or type)

Area Code and Telephone Number

BOX E – SIGNATURE

Dated:

(Signature of Warrantholder or authorized representative)

(Signature of any joint holder)

(Name of Warrantholder)

(Name of authorized representative)

(Social Insurance Number or Taxpayer Identification Number)

(Daytime Telephone Number of Warrantholder
or Authorized Representative)

(Daytime Facsimile Number of Warrantholder
or authorized representative)

BOX F – TO BE COMPLETED BY U.S. PERSONS ONLY
SUBSTITUTE FORM W-9 Payer’s Request for Taxpayer Identification Number and Certification

Part 1 – Taxpayer Identification Number

(“TIN”) — ENTER YOUR TIN IN THE

BOX AT RIGHT. (For most individuals,

this is your social security number. If you

do not have a TIN, consult your own tax

adviser.) CERTIFY BY SIGNING AND

DATING BELOW.

Social Security Number(s) (If awaiting TIN, write “Applied For”) OR Employer Identification Number(s) (If awaiting TIN, write “Applied For”)

Part 2 – For payees exempt from backup withholding, please write “exempt” here:

Name

Business Name

Please Check Appropriate box for U.S. tax:

☐  Individual/Sole Proprietor    ☐  C Corporation    ☐  S Corporation    ☐  Partnership    ☐  Trust/Estate

☐  Limited liability company (Enter the tax classification:    D = disregarded entity; C = corporation; P = partnership                         )            ☐  Other

Address

City                                                   State                                                   Zip Code

Part 3—Certification—Under penalties of perjury, I certify that:

(1)    The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me);

(2)    I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

(3)    I am a U.S. person (including a U.S. resident alien).

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Signature of U.S. person                                                                       Date                     , 2012

NOTE:	FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% (31% after December 31, 2012) OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE ARRANGEMENT.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE “APPLIED FOR” IN PART 1 OF SUBSTITUTE FORM W 9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% (31% after December 31, 2012) of the gross proceeds of such payment made to me may be withheld.

Signature of U.S. person: Date , 2012

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	Registered Warrantholders should read the accompanying Information Circular prior to completing this Letter of Transmittal. The terms and conditions of the Arrangement are incorporated by reference into this Letter of Transmittal and capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Information Circular.

(b)	This Letter of Transmittal, duly completed and signed (or an originally signed facsimile copy thereof), together with accompanying certificates representing the JNR Warrants and all other required documents must be sent or delivered to the Depositary at the address set out on the back of this Letter of Transmittal. In order to receive the certificates representing the Consideration under the Arrangement for the Deposited JNR Warrants, it is recommended that the foregoing documents be received by the Depositary at the address set out on the back of this Letter of Transmittal as soon as possible.

(c)	The method used to deliver this Letter of Transmittal and any accompanying certificates representing JNR Warrants and all other required documents is at the option and risk of the Registered Warrantholder and delivery will be deemed effective only when such documents are actually received by the Depositary. JNR recommends that the necessary documentation be hand delivered to the Depositary at the address set out on the back of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Beneficial Warrantholders whose JNR Warrants are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those JNR Warrants. Delivery to an office other than to the specified office of the Depositary does not constitute delivery for this purpose.

(d)	Denison reserves the right, if it so elects in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or accompanying documents received by it.

(e)	If the certificate representing the Denison Warrants is to be issued in the name of a person other than the person(s) signing this Letter of Transmittal or if the certificate representing the Denison Warrants is to be mailed to someone other than the person(s) signing this Letter of Transmittal or to the person(s) signing this Letter of Transmittal at an address other than that shown above, the appropriate boxes on this Letter of Transmittal should be completed (Box A and Box B).

2.	Signatures

This Letter of Transmittal must be completed and signed by the registered holder of JNR Warrants or by such Registered Warrantholder’s duly authorized representative (in accordance with paragraph 4, below, of these Instructions).

(a)	If this Letter of Transmittal is signed by the Registered Warrantholder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)	If this Letter of Transmittal is signed on behalf of a Registered Warrantholder by a person other than the registered holder(s) of the accompanying certificate(s), or if a certificate representing Denison Warrants is to be issued to a person other than the Registered Warrantholder:

(i)	such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney duly and properly completed by the Registered Warrantholder; and

(ii)	the signature on such endorsement or share transfer power(s) of attorney must correspond exactly to the name of the Registered Warrantholder as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 3, below, of these Instructions.

(c)	If any of the Deposited JNR Warrants are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of such Deposited JNR Warrants.

3.	Guarantee of Signatures

If this Letter of Transmittal is signed on behalf of a Registered Warrantholder by a person other than the registered holder(s) of the JNR Warrants or if the Consideration is to be issued in a name other than the registered holder(s) of the JNR Warrants, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program, (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share transfer power(s) of attorney is (are) executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association, or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. JNR or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5.	Delivery Instructions

The certificates representing Denison Warrants to be issued in exchange for the Deposited JNR Warrants will be issued in the name of the person indicated in Box A and delivered to the address indicated in Box A (unless another address has been provided in Box B). If any certificates representing Denison Warrants is to be held for pick-up at the offices of the Depositary, complete Box C. If neither Box A nor Box B is completed, any certificates representing Denison Warrants issued in exchange for the Deposited JNR Warrants will be issued in the name of the registered holder of the Deposited JNR Warrants and will be mailed to the address of the registered holder of the Deposited JNR Warrants as it appears on the register of JNR. Any certificates mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.	Lost Certificates

If a certificate representing JNR Warrants has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary and/or the registrar and transfer agent for the JNR Warrants will respond with replacement requirements (which will include bonding requirement) that must be satisfied in order for the undersigned to receive the Consideration in accordance with the Arrangement.

7.	U.S. Persons and Substitute Form W-9

For purposes of this Letter of Transmittal, a “U.S. Person” is a beneficial owner of JNR Warrants, that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, partnership, or other entity classified as a corporation or partnership for U.S. federal income tax purposes that is created or organized in or under the laws of the United States or any political subdivision thereof or therein, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

United States federal income tax law generally requires that a U.S. Person who receives cash in exchange for JNR Warrants provide the Depositary with its correct Taxpayer Identification Number (“TIN”) or Employer Identification Number (“EIN”), which, in the case of a holder of JNR Warrants who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or EIN or an adequate basis for an exemption, as the case may be, such holder may be subject to penalties imposed by the IRS and backup withholding in an amount equal to 28% of the gross proceeds of any cash payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by the holder from the IRS.

To prevent backup withholding, each U.S. Person must provide his correct TIN or EIN by completing the Substitute Form W-9 set out in this document, which requires such holder to certify under penalty of perjury: (1) that the TIN or EIN provided is correct (or that such holder is awaiting a TIN or EIN); (2) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the Internal Revenue Service that such holder is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified the holder that such holder is no longer subject to backup withholding; and (3) that the holder is a U.S. person (including a U.S. resident alien).

Exempt holders are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN or EIN in Part 1 of the Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date the form.

If a U.S. Person does not have a TIN or EIN, such holder should: (i) consult with its own U.S. tax adviser on applying for a TIN or EIN; (ii) write “Applied For” in the space for the TIN in Part I of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set out in this Letter of Transmittal and Election. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN or EIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the IRS.

If the Substitute Form W-9 is not applicable to a Registered Warrantholder that checked box 2 of Box F “U.S. Status”, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury. An appropriate IRS Form W-8 (W-8BEN, W-8EXP or other form) may be obtained from the Depositary.

A U.S. PERSON WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL AND ELECTION OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8, MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% (31% after December 31, 2012) OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT AND MAY BE SUBJECT TO PENALTIES. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A CLAIM FOR REFUND WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, WARRANTHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL AND ELECTION IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY SUCH WARRANTHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH WARRANTHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH WARRANTHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

8.	Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all certificates for JNR Warrants, additional certificate numbers and number of JNR Warrants may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If JNR Warrants are registered in different forms (e.g., “John Doe” and “J. Doe”) a separate Letter of Transmittal must be signed for each different registration.

(c)	No alternative, conditional or contingent deposits of JNR Warrants will be accepted and no fractional Denison Warrants will be issued.

(d)	Additional copies of the Letter of Transmittal may be obtained from the Depositary at the address set out on the back of this Letter of Transmittal.

(e)	This Letter of Transmittal will be construed in accordance with and be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

9.	Representations

The	representations made by the holders of JNR Warrants in this Letter of Transmittal will survive the Arrangement Effective Time.

THE DEPOSITARY FOR THE ARRANGEMENT IS:

Computershare Investor Services Inc.

The office of the Depositary is:

By Mail

Computershare Investor Services Inc.

P.O. Box 7021

31 Adelaide St. E.

Toronto, ON

M5C 3H2

Attention: Corporate Actions

By Registered Mail, Hand or Courier

Computershare Investor Services Inc.

100 University Ave. 9th Floor

Toronto, ON M5J 2Y1

Attention: Corporate Actions

Inquiries

Toll free (North America): 1-800-564-6253

Outside of North America: 514-982-7888

E-Mail: corporateactions@computershare.com

Any questions and requests for assistance may be directed by holders of JNR Warrants to the

Depositary at the telephone number and locations set out above.

JNR Resources Inc.

PROXY FOR VOTING COMMON SHARES

Form of Proxy - Special Meeting of Securityholders to be held on January 28, 2013.

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Vancouver Time, on January 24, 2013.

Instructions for Submitting Your Proxy

By Mail: Mark, sign, date and return in the envelope provided.

By Fax: Mark, sign, date and fax to (1)-416-368-2502 or toll free 1-866-781-3111 (from Canada or the United States only).

By Telephone: From Canada or the United States only, using a touch-tone telephone call toll free (866) 206-5381 and follow the voice instructions. You will need to refer to your control number printed on the front of this proxy form.

By Internet: Access www.proxypush.ca/jnn and follow the instructions. You will need to refer to your control number printed on the front of this proxy form.

Appointment of Proxyholder
I/We, being holder(s) of JNR RESOURCES INC. hereby appoint: Rick Kusmirski and Cathy Lashta; OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of JNR RESOURCES INC. to be held at 700 – 625 Howe Street, Vancouver, BC on January 28, 2013 at 10:00 a.m. (Vancouver time) and at any adjournment thereof. Capitalized terms used in this proxy that are not defined herein have the meanings given to such terms in the Information Circular dated December 17, 2012. accompanying this proxy ( the “Information Circular”).

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	■	Against
1. Special Resolution	For

A special resolution, the full text of which is set forth as “Appendix A” to the Information Circular, approving an arrangement under section 288 of the Business Corporations Act (British Columbia) involving JNR Resources Inc. and the securityholders of JNR Resources Inc. and certain matters related thereto, all as more particularly described in the Information Circular.

	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the
Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)	Date
/ /

——

Fold

JNR Resources Inc.

PROXY FOR VOTING WARRANTS

Form of Proxy - Special Meeting of Securityholders to be held on January 28, 2013.

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Vancouver Time, on January 24, 2013.

Instructions for Submitting Your Proxy

By Mail: Mark, sign, date and return in the envelope provided.

By Fax: Mark, sign, date and fax to (1)-416-368-2502 or toll free 1-866-781-3111 (from Canada or the United States only).

By Telephone: From Canada or the United States only, using a touch-tone telephone call toll free (866) 206-5381 and follow the voice instructions. You will need to refer to your control number printed on the front of this proxy form.

By Internet: Access www.proxypush.ca/jnn and follow the instructions. You will need to refer to your control number printed on the front of this proxy form.

Appointment of Proxyholder
I/We, being holder(s) of JNR RESOURCES INC. hereby appoint: Rick Kusmirski and Cathy Lashta; OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of JNR RESOURCES INC. to be held at 700 – 625 Howe Street, Vancouver, BC on January 28, 2013 at 10:00 a.m. (Vancouver time) and at any adjournment thereof. Capitalized terms used in this proxy that are not defined herein have the meanings given to such terms in the Information Circular dated December 17, 2012. accompanying this proxy ( the “Information Circular”).

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	■	Against
1. Special Resolution	For

A special resolution, the full text of which is set forth as “Appendix A” to the Information Circular, approving an arrangement under section 288 of the Business Corporations Act (British Columbia) involving JNR Resources Inc. and the securityholders of JNR Resources Inc. and certain matters related thereto, all as more particularly described in the Information Circular.

	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the
Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)	Date
/ /

JNR Resources Inc.

PROXY FOR VOTING OPTIONS

Form of Proxy—Special Meeting of Securityholders to be held on January 28, 2013.

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Vancouver Time, on January 24, 2013.

Instructions for Submitting Your Proxy

By Mail: Mark, sign, date and return in the envelope provided.

By Fax: Mark, sign, date and fax to (1)-416-368-2502 or toll free 1-866-781-3111 (from Canada or the United States only).

By Telephone: From Canada or the United States only, using a touch-tone telephone call toll free (866) 206-5381 and follow the voice instructions. You will need to refer to your control number printed on the front of this proxy form.

By Internet: Access www.proxypush.ca/jnn and follow the instructions. You will need to refer to your control number printed on the front of this proxy form.

Appointment of Proxyholder
I/We, being holder(s) of JNR RESOURCES INC. hereby appoint: Rick Kusmirski and Cathy Lashta; OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of JNR RESOURCES INC. to be held at 700 – 625 Howe Street, Vancouver, BC on January 28, 2013 at 10:00 a.m. (Vancouver time) and at any adjournment thereof. Capitalized terms used in this proxy that are not defined herein have the meanings given to such terms in the Information Circular dated December 17, 2012. accompanying this proxy ( the “Information Circular”).

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	■	Against
1. Special Resolution	For

A special resolution, the full text of which is set forth as “Appendix A” to the Information Circular, approving an arrangement under section 288 of the Business Corporations Act (British Columbia) involving JNR Resources Inc. and the securityholders of JNR Resources Inc. and certain matters related thereto, all as more particularly described in the Information Circular.

	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

/ /

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers

The Registrant’s Bylaws provide that a director or officer will not be liable for monetary damages incurred by the Registrant in the execution of the duties of his office or in relation thereto unless due to his failure to exercise the powers and to discharge the duties of his office honestly, in good faith and in the best interests of the Registrant and in connection therewith to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In addition, as permitted by the Ontario Business Corporations Act, the Registrant’s Bylaws provide that the Registrant will indemnify its directors and officers and any former directors or officers of the Registrant or persons who act or acted at the Registrant’s request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Registrant or such body corporate, if,

(a)	he or she acted honestly and in good faith with a view to the best interests of the Registrant; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

The Ontario Business Corporations Act also provides, and the Registrant’s Bylaws permit, that, with the approval of the court, such persons may also be indemnified by the Registrant in respect of an action by or on behalf of the Registrant or any such body corporate to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or officer of the Registrant or such body corporate. Generally, any director or officer who is entitled to an indemnity may also be indemnified by the Registrant for all of his or her costs, charges and expenses reasonably incurred in defending his or her position, if he or she was substantially successful in his or her defense and fulfills the conditions in clauses (a) and (b) above.

The Registrant has purchased insurance for the benefit of all directors and officers against liability incurred by them in their capacity as a director or officer of the Registrant or its subsidiaries in an aggregate amount of CDN$20,000,000 (made up of CDN$10,000,000 in primary coverage and CDN$10,000,000 in additional coverage). The policy contains a number of exclusions and limitations to the coverage provided, as a result of which, the Registrant may, under certain circumstances, be obligated to indemnify its directors or officers for certain claims that do not fall within the coverage under the policy.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the U.S. Securities and Exchange Commission (the “Commission”), such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

The above discussion of the Registrant’s Bylaws and Ontario law is not intended to be exhaustive and is qualified in its entirety by such Bylaws, the Registrant’s Certificate of Incorporation and Ontario Law.

EXHIBITS

See the Exhibit Index hereto.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1.	Undertakings

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-80 or to transactions in said securities.

Item 2.	Consent to Service of Process

Concurrently with the filing of the Registration Statement on Form F-80, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada on January 7, 2013.

DENISON MINES CORP.

By:	/s/ Ronald F. Hochstein
Name: Ronald F. Hochstein
Title: President and Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ronald F. Hochstein and David Cates, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all said attorneys-in-fact and agents of them or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on January 7, 2013.

Signature	Title

/s/ Ronald F. Hochstein Ronald F. Hochstein	President/Chief Executive Officer and Director (Principal Executive Officer

/s/ David Cates David Cates	Vice President Finance, Tax and Chief Financial Officer (Principal Financial and Accounting Officer)

Joo-Ok Chang	Director

/s/ John H. Craig John H. Craig	Director

W. Robert Dengler	Director

/s/ Brian D. Edgar Brian D. Edgar	Director

/s/ Lukas H. Lundin Lukas H. Lundin	Chairman of the Board of Directors

Tae-Wan Kim	Director

/s/ William A. Rand William A. Rand	Director

/s/ Catherine J. G. Stefan Catherine J. G. Stefan	Director

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Denison Mines Corp. in the United States, in the City of Newark, State of Delaware, on January 7, 2013.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director

EXHIBIT INDEX

Exhibit Number	Description of Document

2.1*	Acquisition Agreement dated November 13, 2012 by and between the Registrant and JNR

2.2*	Amending Agreement dated November 28, 2012 by and between the Registrant and JNR, including the Plan of Arrangement attached as Schedule A

2.3*	Form of Lock-Up Agreement for David Louis Billard, Leslie Scott Beck, Tracy Hurley, Cathy Ilene Lashta and Richard T. Kusmirski

2.4*	Form of Amendment to Lock-Up Agreement for David Louis Billard, Leslie Scott Beck, Tracy Hurley, Cathy Ilene Lashta and Richard T. Kusmirski

3.1	The Registrant’s Annual Information Form dated March 28, 2012 for the year ended December 31, 2011 (incorporated by reference to Exhibit 99.1 of the Registrant’s Annual Report on Form 40-F filed with the Commission on March 29, 2012)

3.2	Audited Consolidated Financial Statements of the Registrant as at and for the years ended December 31, 2011 and 2010, together with the notes thereto and the auditor’s report thereon dated March 8, 2012 (incorporated by reference to Exhibit 99.3 to the Registrant’s Annual Report on Form 40-F filed with the Commission on March 29, 2012)

3.3	Management’s Discussion and Analysis of the financial condition and results of operations of the Registrant for the year ended December 31, 2011 (incorporated by reference to Exhibit 99.2 to the Registrant’s Annual Report on Form 40-F filed with the Commission on March 29, 2012)

3.4	The Registrant’s Unaudited Interim Consolidated Financial Statements for the nine months ended September 30, 2012 and 2011, together with the notes thereto (incorporated by reference to Exhibit 99.4 to the Registrant’s Form 6-K filed with the Commission on November 9, 2012)

3.5	Management’s Discussion and Analysis of the financial condition and results of operations of the Registrant for the nine months ended September 30, 2012 (incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K filed with the Commission on November 9, 2012)

3.6	Material Change Report of the Registrant dated July 6, 2012 (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K filed with the Commission on December 18, 2012)

3.7	Management Information Circular of the Registrant dated March 26, 2012, relating to the annual meeting of shareholders held on May 10, 2012 (incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K filed with the Commission on April 13, 2012)

3.8	Information Circular of the Registrant dated May 28, 2012, relating to the special meeting of shareholders held on June 25, 2012 (incorporated by reference to Exhibit 99.6 to the Registrant’s Form 6-K filed with the Commission on June 6, 2012)

4.1*	Consent of Toll Cross Securities Inc.

4.2*	Consent of PriceWaterhouseCoopers LLP

4.3*	Consent of Roscoe Postle Associates Inc.

4.4*	Consent of David A. Ross, P.Geo.

4.5*	Consent of Thomas C. Pool, P.E.

4.6*	Consent of Leo R. Hwozdyk, P.Eng

4.7*	Consent of Neil N. Gow, P.Geo

4.8*	Consent of Richard E. Routledge, M.Sc., P.Geo.

4.9*	Consent of James W. Hendry, P.Eng

4.10*	Consent of Luke Evans, M.Sc., P.Eng.

4.11*	Consent of Douglas H. Underhill, Ph.D., C.P.G.

4.12*	Consent of William E. Roscoe, Ph.D., P.Eng.

4.13*	Consent of Christopher Moreton, Ph.D., P.Geo.

4.14*	Consent of Hrayr Agnerian, M.Sc. (Applied), P. Geo.

4.15*	Consent of SGS Geostat Ltd.

4.16*	Consent of Michel Dagbert, P.Eng.

4.17*	Consent of CSA Global (UK) Ltd.

4.18*	Consent of Malcolm Titley, B.Sc. (Geology and Chemistry), MAusIMM, MAIG

4.19*	Consent of SRK Consulting (Canada) Inc.

4.20*	Consent of Gilles Arseneau, Ph.D., P.Geo.

4.21*	Consent of Mark B. Mathisen, B.Sc., P.G.

5.1	Powers of Attorney (included on the signature pages to the Registration Statement)

*	Filed herewith.